SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                        For the month of September, 2003

              SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC

                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)


                                                                 13 August 2003

These Listing Particulars ("Listing Particulars") are given in compliance with the Listing Rules made under Section 74 of the Financial Services and Markets Act 2000 (the "FSMA") by the UK Listing Authority for the purpose of giving information with regard to Schroder Ventures International Investment Trust plc (the "Issuer", the "Company" or "SVIIT"), the Bonds and the Issuer and its subsidiaries taken as a whole (the "Group"). Unless previously redeemed, converted or purchased and cancelled, each Bond is convertible, at the option of the Bondholder, until the close of business on 14 May 2013 for fully paid Ordinary Shares at an initial conversion price of 480p, subject to adjustment as set out under "Terms and Conditions of the Bonds - Conversion" below.

The Issuer accepts responsibility for the information contained in these Listing Particulars and to the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case) such information is in accordance with the facts and does not omit anything likely to affect the import of such information. Any reference in this document to Listing Particulars means this document excluding all information incorporated by reference. The Issuer has confirmed that any information incorporated by reference, including any such information to which readers of these Listing Particulars are expressly referred, has not been and does not need to be included in these Listing Particulars to satisfy the requirements of the FSMA or the Listing Rules. The Issuer believes that none of the information incorporated herein by reference conflicts in any material respect with the information included in these Listing Particulars.

A copy of these Listing Particulars has been delivered to the Registrar of Companies in England and Wales as required by Section 83 of the FSMA.

Application has been made for the Bonds to be admitted to the Official List of the UK Listing Authority and for the Bonds to be admitted to trading on the market for listed securities of the London Stock Exchange plc. The Bonds will be consolidated and form a single series with the GBP40,000,000 4.5 per cent. Subordinated Convertible Bonds due 2013 of the Issuer issued on 20 May 2003 (the "Original Bonds").

________________________________________________________________________________


                          Schroder Ventures International
                                Investment Trust plc

    (Incorporated as a public limited company in England and Wales under the Companies Act 1985 with registered number 3066856)

                                  Admission of
       GBP3,000,000 4.5 per cent. Subordinated Convertible Bonds due 2013
                          (the "First Tranche Bonds")
                          Issue Price : 108 per cent.,
             including an amount corresponding to accrued interest
         for the period from and including 20 May 2003 to but excluding
                                17 July 2003 and

       GBP3,000,000 4.5 per cent. Subordinated Convertible Bonds due 2013
                          (the "Second Tranche Bonds")
   Issue Price : 108 per cent., including an amount corresponding to accrued interest
  for the period from and including 20 May 2003 to but excluding 21 July 2003
                                      and

       GBP3,000,000 4.5 per cent. Subordinated Convertible Bonds due 2013
                          (the "Third Tranche Bonds")
    Issue Price : 110.5 per cent. (GBP800,000), 112.5 per cent. (GBP100,000)
       and 114 per cent. (GBP2,100,000) including an amount corresponding to accrued interest for the period from and including
                   20 May 2003 to but excluding 8 August 2003
   together the GBP9,000,000 4.5 per cent. Subordinated Convertible Bonds due 2013 (the "Bonds") to the Official List of the UK Listing Authority and to
  trading on the market for listed securities of the London Stock Exchange plc
________________________________________________________________________________

The Bonds have not been, and will not be, registered under the Securities Act. Subject to certain exceptions, the Bonds may not be offered, sold or delivered within the United States or to U.S. persons. For a description of certain further restrictions on the offer and sale of the Bonds and on the distribution of this document, see "Subscription and Sale" below.

These Listing Particulars do not constitute an offer of, or an invitation by or on behalf of the Issuer, to subscribe for or purchase any of the Bonds. The distribution of these Listing Particulars and the offering of the Bonds in certain jurisdictions may be restricted by law. Persons into whose possession these Listing Particulars come are required by the Issuer to inform themselves about and to observe any such restrictions. For a description of certain further restrictions on the offer and sale of the Bonds and on the distribution of these Listing Particulars, see "Subscription and Sale" below.

No person is authorised to give any information or to make any representation not contained in these Listing Particulars and any information or representation not so contained must not be relied upon as having been authorised by or on behalf of the Issuer. The delivery of these Listing Particulars shall not, under any circumstance, constitute a representation that there has been no change or development likely to involve a change in the condition (financial or otherwise) of the Issuer since the date hereof or create any implication that the information contained herein is correct as of any date subsequent to the date hereof or the date as of which that information is stated herein to be given.

Paragraph 6 (Risk Factors) of Part VIII (General Information) of these Listing Particulars sets out the risk factors relevant for this type of investment.

Unless otherwise specified or the context requires, references to "GBP", "pounds" and "pence" are to the lawful currency of the United Kingdom.

                                    CONTENTS
DIRECTORS, SECRETARY AND ADVISERS                                              3

PART I - SUMMARY OF THE TERMS OF THE BONDS                                     4

PART II - INFORMATION ON SVIIT                                                 6

PART III - INFORMATION ON SCHRODER VENTURES OR PERMIRA FUNDS                  19

PART IV - TERMS AND CONDITIONS OF THE BONDS                                   23

PART V - FINANCIAL INFORMATION OF SVIIT
         AUDITED FINANCIAL STATEMENTS                                         40
         NOTES TO THE ACCOUNTS                                                43

PART  VI - SUBSCRIPTION AND SALE                                              58

PART VII - CERTAIN UNITED KINGDOM TAX CONSIDERATIONS                          60

PART VIII - GENERAL INFORMATION                                               63

DEFINITIONS                                                                   77

              SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC
                        DIRECTORS, SECRETARY AND ADVISERS

Directors                           John James McLachlan, Chairman
                                    Nicholas Eustace Haddon Ferguson,
                                    Chief Executive
                                    Clement John Govett LVO
                                    Anthony John Habgood
                                    Edgar Willem Koning
                                    Denis Raeburn
                                    Andrew Francis Sykes
                                    Andrew Christopher Williams
                                    all of 31 Gresham Street, London EC2V 7QA and all of whom, other than Nicholas
                                    Ferguson and Andrew Williams, are
                                    non-executive directors of SVIIT

Registered office                   31 Gresham Street
                                    London EC2V 7QA

Principal place of business         Burleigh House
                                    357 Strand
                                    London WC2R 0HS

Secretary                           Schroder Investment Management Limited
                                    31 Gresham Street
                                    London EC2V 7QA

Authorised Adviser                  UBS Limited
                                    1 Finsbury Avenue
                                    London EC2M 2PP

Trustee for the Bondholders         The Law Debenture Trust Corporation p.l.c.
                                    Fifth Floor
                                    100 Wood Street
                                    London EC2V 7EX

Registrar, Conversion Agent and     JPMorgan Chase Bank
Paying Agent for the Bonds          Institutional Trust Services
                                    1 Chaseside, Ground Floor
                                    Bournemouth BH7 7DA

Registrars for the Ordinary Shares  Lloyds TSB Registrars Scotland
                                    PO Box 28448
                                    Finance House
                                    Orchard Brae
                                    Edinburgh EH4 1WQ

Solicitors to the Company           Slaughter and May
                                    One Bunhill Row
                                    London EC1Y 8YY

Solicitors to the Trustee           Allen & Overy
                                    One New Change
                                    London EC4M 9QQ

Auditors                            Ernst & Young
                                    Rolls House
                                    7 Rolls Buildings
                                    Fetter Lane
                                    London EC4A 1NH

Bankers                             The Royal Bank of Scotland plc
                                    Corporate Banking Office
                                    5-18 Great Tower Street
                                    London EC3P 3HT

                PART I - SUMMARY OF THE TERMS OF THE BONDS

The following is a summary of the terms of the Bonds. Capitalised terms used but not defined herein shall, unless the context otherwise requires or permits, have the meanings given to them in "Terms and Conditions of the Bonds" set out in
Part IV of these Listing Particulars.


Issuer                         Schroder Ventures International Investment Trust plc.

Issue                          GBP9,000,000 4.5 per cent. subordinated  convertible bonds due 2013, convertible into fully paid Ordinary Shares of the Company.

Form, denomination and title   The Bonds are in registered form,  serially numbered,  in denominations of GBP100,000 and integral  multiples.  The Bonds comprise the First Tranche Bonds constituted by the First  Supplemental  Trust Deed,  the Second  Tranche Bonds  constituted by the
                               Second  Supplemental  Trust Deed and the Third  Tranche  Bonds  constituted  by the
                               Third  Supplemental  Trust Deed,  such Bonds to be  consolidated  and form a single series with the Original Bonds.

Interest                       4.5 per cent.  coupon payable  semi-annually or, if redeemed prior to the end of an interest period, payable pro rata for that period.

Status of the Bonds            The Bonds constitute direct and unsecured  obligations of the Issuer,  subordinated as  referred  to below and  ranking  pari  passu  without  any  preference  amongst themselves.  Rights and claims of the Bondholders will, in the event of the winding up of the Issuer,  be  subordinated  in right of payment to the  liabilities of the
                               Issuer  arising under or in connection  with the facility  agreement as amended and restated  on 16 June 2003  between  the  Issuer,  Barings  (Guernsey)  Limited  (as trustee of the  Platinum  Trust),  The Royal Bank of Scotland  plc and the Governor
                               and Company of the Bank of Scotland  to the Finance  Parties (as defined  under the aforementioned agreement) as the same may be amended,  restated,  novated, replaced or substituted from time to time including,  for the avoidance of doubt but without limitation, any amendment,  restatement,  novation,  replacement or substitution to increase the  principal  amount  outstanding  provided  that the  principal  amount outstanding  under such agreement does not exceed EUR285 million (but excluding,  for the purpose of this proviso,  any  interest,  fees or any other amount owing or due thereunder).

Conversion                     The Bonds are  convertible at any time on or after their date of issue,  being with respect to the First Tranche Bonds,  17 July 2003,  the Second  Tranche  Bonds,  21
                               July  2003 and the  Third  Tranche  Bonds,  8 August  2003,  and up to the close of business on the seventh  calendar day before the date fixed for  redemption  of the
                               Bonds.  The Bonds are  convertible  into Ordinary  Shares of the Company at a price per Ordinary Share of 480p (the "Conversion Price").

Ordinary Shares                Ordinary  Shares  allotted on  conversion  of the Bonds will be fully paid Ordinary
                               Shares of the Company  having,  at the date hereof,  a nominal value of GBP1 each and will rank pari passu with fully  paid  Ordinary  Shares in issue on the  conversion date,  save that they will not be entitled to any dividends or other  distributions declared,  made or paid either in respect of any  financial  period  ended prior to such  Conversion  Date or by  reference  to a record date prior to such  Conversion
                               Date.

Final Redemption               Unless previously  redeemed,  converted or purchased and cancelled,  the Bonds will be redeemed on 21 May 2013 at their principal amount.

Optional Redemption            The  Issuer  may,  on giving  not less than 21 days'  notice  (which  notice  shall include  the  date  fixed  for  such  redemption  (the  "Exercise  Date"))  to  the
                               Bondholders,  redeem some (pro rata but rounded up to the nearest  GBP100,000) or all of the Bonds at their  principal  amount  together  with  interest  accrued to (but excluding) the date of redemption if:

                                                                 4


                               (a)      at any time on or after 21 May 2006 the  average of the market  price over a 20 day  trading  period of the  Ordinary  Shares is equal to or  greater than 130 per cent. of the Conversion Price; or

                               (b)      at any  time  85  per  cent.  or  more  (determined  by  reference  to the principal amount) of the Bonds issued shall have been converted,  redeemed or purchased and cancelled.

                               Following any redemption  notice by the Issuer,  the  Bondholder  may, prior to the
                               Exercise  Date,  elect in  writing to the  Issuer to  convert  its Bonds  being the subject of the redemption notice.

Taxation                       All  payments  made in  respect of the Bonds will be made  without  withholding  or deduction of, or on account of, any Taxes unless such  withholding  or deduction is required by law. In the event that any such  withholding  or  deduction is required from any payment,  such payment will be made net of such Taxes. The Issuer will not be obliged to gross up on account of any such Taxes.

Governing Law of the Bonds     English.

Listing and Trading            The  Issuer has  applied  for the Bonds to be  admitted  to the  Official  List and application  has  been  made to the  London  Stock  Exchange  for the  Bonds  to be admitted to trading on the London Stock Exchange's market for listed securities.

Trustee                        The Law Debenture Trust Corporation p.l.c.

Registrar                      JPMorgan Chase Bank.


                          PART II - INFORMATION ON SVIIT


1. Background, investment objective and policy

     The SVIIT Group is a private equity fund of funds and fund advisory business. SVIIT is an investment trust whose Ordinary Shares are listed on the Official List and admitted to trading on the London Stock Exchange.

     SVIIT's principal investment objective is to achieve capital appreciation by investing primarily in a portfolio of buy-out and development capital funds managed or advised by Schroder Ventures or Permira (formerly Schroder Ventures Europe) (the "Funds", as listed in Table 2 on page 9 of these Listing Particulars).

     To complement this investment objective and create income and capital flows to SVIIT, SVIIT's fund advisory business structures and identifies investment opportunities for third party products for investment in both private equity and public equity using private equity processes or methodology.

     Portfolio of Funds

     At 31 December 2002, SVIIT had Holdings in 22 buy-out and development capital funds with a combined committed capital of GBP4.6 billion. Since its listing in May 1996, SVIIT's consolidated net assets have grown from GBP187.0 million to GBP463.2 million at 31 December 2002 and it has reported a compound growth rate in consolidated net assets per Ordinary Share of 17.5 per cent. per annum over five years to 31 December 2002.

     Fund advisory business

     SVIIT's operating subsidiaries provide it with a team of professionals performing the following activities:

     (a)  Advisory business

          The team structures, markets, manage and advise products for investment in both public and private equity. In addition, the team identifies investment opportunities for, and monitors the performance of, these products.

     (b)  Provision of services to the Schroder Group

          The team is advising and providing services on the structure, launch, identification of investment opportunities and performance of private equity fund of funds, the first of which was launched by the Schroder Group in September 2001 and had a final closing on 14 June 2002 with subscriptions totalling EUR242.3 million received. A successor private equity fund of funds was launched by Schroders plc on 6 May 2003.

          The team also provides services to members of the Schroder Group to assist them in their obligations and duties as general partners or managers to the Funds.

     (c)  Provision of services to Schroder Ventures or Permira

          The team is responsible for the provision of a number of services, as required, to Schroder Ventures or Permira and the Funds, namely fundraising, marketing, legal, financial reporting and monitoring services.

In addition, the team advises and assists the Board in its assessment of future opportunities, implements SVIIT's investment strategy and is responsible for the day-to-day monitoring of SVIIT's investment portfolio. The team also advises on and manages SVIIT's investor reporting, public and investor relations and marketing activities.

The Directors expect that any returns for Shareholders will continue to derive primarily from the capital appreciation of Ordinary Shares rather than from dividend income.

(a)  Investment approach

At 31 December 2002, SVIIT had holdings in 22 of the Funds with a combined committed capital of GBP4.6 billion. Of these 22 Funds, 15 were mature and 7 immature. Through these Funds, SVIIT had an underlying portfolio of 141 companies worldwide. Each Fund has a specialised investment policy which generally can only be changed with the prior approval of investors in the Fund. The manner of obtaining such approval depends on the precise constitution of the relevant Fund and is described in paragraph 2 of Part III of these Listing Particulars.

A mature Fund is one that has completed its investment period (typically five years from the final closing date of the respective Fund) and is therefore restricted from making investments in new companies. An immature Fund is one that is yet to complete its investment period and therefore SVIIT may have commitments to pay future Calls in respect of its Holdings. SVIIT intends to meet such Calls primarily from the proceeds of future distributions received by it from the Funds or from cash resources or borrowings. When considering new investments, the Directors intend to maintain an appropriate spread of investments within SVIIT's portfolio at all times. To this end, the Directors will have regard to the geographical and industrial distribution of SVIIT's underlying portfolio, the number and size of SVIIT's investments and the investment objectives of new Funds.

Future investments

Consistent with its investment policy, SVIIT may invest in funds launched in the future by Schroder Ventures or Permira. The Directors will consider each such investment on its merits and may decline to invest if it is not suitable for SVIIT's portfolio. SVIIT's investment in a new fund will be limited to a maximum of 30 per cent. of the total committed capital of that fund or such higher amount as may be agreed with Schroder Ventures or Permira. SVIIT will invest on terms at least as favourable as other investors, subject to any alteration which may be appropriate for SVIIT in accordance with the investment restrictions set out in (b) below.

SVIIT may acquire further Holdings in existing Funds in the secondary market if the Directors believe it appropriate and if terms acceptable to SVIIT for their acquisition can be agreed. SVIIT does not intend to acquire further Holdings in any Fund that would result in its acquiring control of that Fund.

Should specific investment opportunities arise for SVIIT, it may co-invest alongside one or more Funds. Such opportunities arise principally where a proposed investment in an investee company exceeds the capacity of the relevant Fund. When considering a co-investment opportunity, SVIIT's total aggregate participation in a single underlying company, from investment in the Funds and in such co-investments will be limited to a maximum of five per cent. of its consolidated net assets, with the total of all such co-investments being limited to 10 per cent. The calculation of these percentages will be made at the time each such co-investment is made. This restriction is subject to change and is regularly reviewed by the Board. Any co-investment by SVIIT will be on an arm's-length basis on substantially the same terms as the relevant Fund, or on such better terms as can be agreed. At 31 December 2002, SVIIT held co-investments totalling GBP15.0 million and representing 3.2 per cent. of net assets.

The Directors may also invest in alternative listed or unlisted companies or other entities with exposure to buy-out and development capital markets. In addition, the Directors may, from time to time, invest in other listed companies and fixed interest securities and other marketable debt securities that are unrelated to buy-out and development capital markets or retain cash balances pending re-investment. At 31 December 2002, SVIIT's gross cash balance of GBP18.8 million was held principally in a portfolio of money market accounts. The Directors also have the power to enter into transactions involving synthetic or traded derivative instruments over a range of different underlying securities and currencies. It is intended this power may be used for hedging or to gain exposure to quoted equity instruments but not for speculative or trading purposes. There are no restrictions on the types of funds in which SVIIT may invest.

(b)  Investment restrictions

Investment  trust status for tax purposes

The Directors have in the past managed, and intend to continue to manage, the affairs of SVIIT so that it should satisfy the current conditions for approval by the Inland Revenue as an investment trust under Section 842, and for these purposes the Directors intend that SVIIT's income will consist wholly or mainly of eligible investment income as defined in that Section. One of these conditions restricts the investments a company seeking such approval can make. Satisfying this condition will mean, inter alia, that SVIIT will not be able to acquire shares or securities in any one company if such shares or securities (taken together) would represent more than 15 per cent. of SVIIT's investments by value at the time of acquisition. For this purpose, unit trust schemes will be treated as companies and units therein as shares of such companies. There are also special rules under which all of SVIIT's holdings in its 51 per cent. subsidiary companies, as defined for tax purposes, will be aggregated and treated as a holding in one company for the purposes of this test. Further, if SVIIT's interest in a company increases due to further investment in that company (including further investment in the same company by different funds or co-investment), the whole of such interest will be treated as having been acquired at the time of the increased investment for the purposes of satisfying the above condition.

The Listing Rules

In addition, the Listing Rules independently require an adequate spread of investments to be maintained. For this purpose, SVIIT's interest in an underlying investee company of the Funds cannot exceed 20 per cent. of SVIIT's gross assets by value at the time of acquisition.

For the purposes of determining the above percentage interest for the Listing Rules, SVIIT's interest in an underlying investee company is calculated, where applicable, by aggregating all of SVIIT's interests in investments in that company irrespective of the Fund through which SVIIT has that interest. If SVIIT's interest in an underlying investee company increases due to further investment in that company, the whole of such interest will be treated as having been acquired at the time of the increased investment.

Arrangements for compliance with investment restrictions

At 31 December 2002, SVIIT's portfolio included a spread of investments in 15 mature and 7 immature Funds, which together held investments in 141 companies. On the basis of the valuations of SVIIT's investments at 31 December 2002, SVIIT's largest interest in an underlying investee company accounted for 12.19 per cent. of SVIIT's net assets. To ensure that SVIIT maintains an adequate spread of investments for both sets of investment restrictions, SVIIT will receive prior notification from Schroder Ventures or Permira of any proposed investment in excess of specified thresholds, so that it can assess the impact of the proposed investment on its spread of underlying investments for the purposes of the Listing Rules or the investment restrictions relevant for
Section 842.

SVIIT will only make new investments in future funds either where the Directors are satisfied that the investment restrictions set out above cannot be breached or where appropriate opt-out mechanisms can be agreed with the relevant fund, whereby SVIIT can decline to invest without penalty in order to ensure compliance with these restrictions. In making other investments, the Directors intend to ensure, where necessary, that similar opt-out mechanisms are available to SVIIT and that it will not hold interests in any fund which would enable it to control that fund. SVIIT will not take legal or management control and will not be actively involved in the management of the limited partnerships or unit trusts in which it will be invested or of the underlying investee companies.

The Directors believe that the spread of SVIIT's present portfolio of investments will satisfy the relevant requirements under the above investment restrictions and they intend to manage the affairs of SVIIT so that it continues to satisfy these requirements.

(c)  Borrowing facility and policy

The Directors expect to meet SVIIT's commitments to pay future Calls in respect of its Holdings in immature Funds from the cash resources of SVIIT, from the facilities available under the Facility Agreement and from the proceeds of distributions from its Holdings. Such distributions are expected to be principally the net proceeds of realisations of investments held by Funds. The timing of future realisations and the dates of future Calls are necessarily uncertain. The Directors are able to draw under the Facility Agreement, a five year secured multi-currency revolving credit facility of up to EUR285 million with The Royal Bank of Scotland plc and The Governor and Company of the Bank of Scotland, to enable the SVIIT Group to meet its commitments to pay future Calls. In addition, the Directors may use this borrowing facility to make new investments or for general corporate purposes.

(d)  Foreign exchange

The Funds are denominated in a number of currencies. The Directors have not entered into foreign exchange contracts to hedge SVIIT's expected liabilities or expected receipts in these currencies. The Directors have no current intention to enter into such contracts but have the power to do so if they deem it appropriate.

2.   Information on the SVIIT Portfolio

(a)  The SVIIT portfolio by geographic area

SVIIT has a broad geographic spread of investments in the Funds. Table 1 below sets out the geographic spread of SVIIT's interests in underlying portfolio companies as at 31 December 2002. The analysis is based upon SVIIT's share of the gross values of underlying portfolio companies. This excludes any cash or liquid assets held by the respective Funds in which SVIIT has invested. It should be noted that the geographic spreads may change as individual investments change in value or are realised and the immature Funds become fully invested.

Table 1: SVIIT's portfolio companies by geographic area at 31 December 2002


                                                                                 Value of SVIIT's
                                                                                     interests in
                                                                             underlying portfolio Percentage of
Geographic area                                                                    companies GBP(m) Portfolio (%)

----------------------------------------------------------------------------------------------------------------
Continental Europe                                                                            99.4          20.8
United Kingdom                                                                                93.8          19.5
Far East/Asia Pacific                                                                         43.4           9.1
North America                                                                                 65.4          13.7
Multinational                                                                                176.6          36.9

                                                                            ------------------------------------
Total                                                                                        478.6         100.0
                                                                            ====================================
Cash, liquid assets and allowances for Carried Interest in the Funds                           5.4

                                                                            ----------------------
Total fund portfolio                                                                         484.0
                                                                            ======================


Notes:

1. The analysis is based upon estimates carried out by Schroder Ventures or Permira as to the markets served by the underlying portfolio companies in which the Funds are invested at 31 December 2002.

2. The remainder of net assets comprises net current assets and money market instruments.

(b)  The SVIIT portfolio by Fund

Table 2 below gives information on the underlying Funds in which SVIIT held investments at 31 December 2002, separated between mature and immature Funds. This table sets out the amount of capital committed to and uncalled by each Fund and the remaining value of the Funds based on the valuations used for the purpose of SVIIT's most recent audited financial statements.

Table 2: SVIIT's portfolio by Fund at 31 December 2002

                                                                                                                   Holding as
                                                                                                                   percentage
                                                                                                          Value of         of
                                                                        SVIIT's     Total                  SVIIT's    SVIIT's
                                                                       uncalled    called      SVIIT's  holding in  net asset
                                       Year                          commitment   capital   commitment        Fund      value
Fund                                 formed  Total Fund Commitments      GBP(m)       (%)          (%)      (GBPm)        (%)

                                             Local Currency  GBP(m)
-----------------------------------------------------------------------------------------------------------------------------
Mature

Permira German Buy-Outs*               1986      EUR71.1m     46.3           -        100         29.7         6.1        1.3
Permira France I*                      1989      EUR97.6m     63.6           -        100         39.8         0.4        0.1
The Japan Venture Fund II*             1990      Yen7.0bn     36.6           -        100         13.7         2.1        0.4
Permira UK Venture III*                1990      GBP76.5m     76.5           -        100          8.7         0.6        0.1
Asia Pacific Trust+*                   1990     US$145.2m     90.2           -        100          6.4         0.9        0.2
The Spanish Venture Fund*              1990      EUR36.7m     16.1           -        100         23.2         0.9        0.2
Permira German Buy-Outs 1992*          1992     EUR120.0m     78.3           -        100         19.4         2.4        0.5
Permira France Venture I*              1992      EUR47.1m     30.7           -        100         19.0         0.1        0.0
Schroder Ventures International Life
Sciences Fund                          1993    US$ 100.0m     62.1           -        100          6.8         1.7        0.4
Permira Italy II                       1993      EUR54.9m     35.7           -        100         21.0         1.6        0.4
Permira UK III                         1993     GBP148.8m    148.8           -        100         18.8        10.7        2.4
Asia Pacific Fund II                   1994     US$225.4m    140.0           -        100         14.0         9.7        2.1
Schroder Canadian Buy-Out Fund II      1994       C$79.1m     31.1         0.4       95.0         22.6         9.3        2.0
Permira UK Venture IV                  1995     GBP110.7m    110.7           -        100          4.2         2.1        0.4
Permira Europe I                       1997     EUR890.0m    580.1         4.5       96.5         22.1        67.9       14.7

Immature

The Japan Venture Fund III             1997    Yen 17.0bn     89.0         2.7       84.9         20.3        13.9        3.0
Schroder Ventures International Life
Sciences Fund II                       1999     US$280.0m    173.9         2.5       95.0         29.2        38.1        8.1

Schroder Ventures Asia Pacific Fund    1999     US$453.1m    281.4        21.7       54.3         29.9        26.2        5.7
Schroder Ventures US Fund              1999     US$244.4m    151.8        19.3       57.5         29.9        18.8        4.1
Permira Europe II                      2000      EUR3.3bn  2,151.0       187.2       61.7         22.7       247.3       53.4
Schroder Canadian Buy-Out Fund III     2000      C$189.6m     74.6        14.3       27.8         26.6         3.2        0.7
International Life Sciences Fund III   2002     US$254.5m    158.1        40.8       12.5         29.5         5.0        1.1
                                                           -------------------                   -----------------
Total                                                      4,626.6       293.4                   469.0       101.3
                                                           ===================                   =================

Co-investments made alongside Schroder Canadian Buy-Out Fund II, Schroder Canadian Buy-Out        15.0         3.2
Fund III and Schroder Asia Pacific Fund
                                                                                                 -----------------
                                                                                                 484.0       104.5
                                                                                                 =================


The value of SVIIT's Holdings includes all assets, liabilities and any provision for Carried Interest held at Fund level.
The original life of the Funds is 10 years, unless specified.

* The lives of these Funds have been extended past their original life to allow an orderly realisation of the remaining portfolio.
+ Original life: 8 years.

Notes:

1. An investee company may appear in more than one Fund's portfolio of investments.

2. Holdings in the Funds are actual as at 31 December 2002 and do not include any prior capital distributions made by the Funds.

(c)  The SVIIT portfolio by industry sector

     SVIIT's underlying portfolio of investments is diversified by industrial sector as well as geographically. As an illustration of this spread, Table 3 shows the split by sector at 31 December 2002, net of any current assets held by the Funds. This split may change significantly as investments are realised and the immature Funds become fully invested.

Table 3: The SVIIT portfolio by industry sector at 31 December 2002


Industry Sector                                                                     Value of SVIIT's  Proportion
                                                                                         interest in  of SVIIT's
                                                                                underlying portfolio   net asset
                                                                                           companies       value
                                                                                              (GBPm)         (%)
----------------------------------------------------------------------------------------------------------------
Consumer related                                                                               147.7        30.5
Medical/ Healthcare related                                                                     98.9        20.4
Computer and other electronics                                                                 101.7        21.0
Chemicals                                                                                       46.3         9.6
Industrial products and services                                                                47.4         9.8
Other manufacturing                                                                             23.1         4.8
Other services                                                                                   9.3         1.9
Transportation                                                                                   0.6         0.1
Construction                                                                                     3.6         0.8

                                                                              ----------------------------------
Total                                                                                          478.6        98.9
                                                                              ==================================
Cash, liquid assets and allowances for Carried Interest in the Funds                             5.4         1.1
                                                                              ----------------------------------
Total fund portfolio                                                                           484.0       100.0
                                                                              ==================================


This analysis is based on SVIIT's share of the gross values of underlying portfolio companies and includes any other assets, liabilities and provisions for Carried Interest held at the fund level.

(d)  Substantial investments

On the basis of the valuations calculated as described in the accounting policies set out in Part V of this document, the ten largest interests of SVIIT in the underlying investments of the Funds at 31 December 2002 are set out in Table 4 below. The aggregate value of these investments (before a deduction of an estimate of Carried Interest) represents 56.34 per cent. of the value of SVIIT's portfolio (which is stated after a deduction for an estimate of Carried Interest). Details of the accounting policies of SVIIT are set out on pages 43 to 45 of Part V of these Listing Particulars.

Table 4: Ten largest interests of SVIIT in underlying Funds investments at 31 December 2002

Unless otherwise stated, all figures in Table 4 refer to SVIIT's holding in the particular company at 31 December 2002 and have been extracted, where relevant, from the audited financial statements of the underlying investments available at 31 December 2002.

------------------------------------------------------------------------------------------------------------------
Travelodge and Little Chef (UK)

                                  Fund's  Fund's cost                                                     Value of
                              holding in           of    Value of    Income                                SVIIT's
Type of investment           the company   investment  investment   receive      Earnings*  Net assets*   interest
                                     (%)      GBP'000     GBP'000   GBP'000        GBP'000      GBP'000    GBP'000
------------------------------------------------------------------------------------------------------------------
Ordinary shares                     86.5        1,941       1,941         0            N/A          N/A     56,461
Deep discount bonds                 95.3      246,488     246,488
                                           ----------------------
Total                                         248,429     248,429
                                           ======================


* There have been no audited accounts issued subsequent to the acquisition date.

Travelodge is the second largest operator in the UK budget hotel sectors, providing around 13,000 rooms in 227 hotels located around Britain. Little Chef is the largest roadside chain in Britain with approximately 400 outlets.

The investment commitment was made in December 2002 with completion in February 2003, and is held by Permira Europe II.

SVIIT's investment in Travelodge and Little Chef represents 12.19 per cent. of SVIIT's consolidated net assets and as such is subject to additional disclosure requirements as given below.

Registered office            Castlegate Way, Dudley DY1 4TE
Activity                     Budget hotel operator and roadside restaurant chain
Issued Capital               See note (1) below
Reserves                     See note (1) below
Profit/(Loss) after tax      See note (1) below

(1) Travelodge and Little Chef were previously trading divisions forming part of the Compass Group plc. In February 2003, their assets were carved out of the Compass Group plc and bought by funds advised by Permira. Prior to February 2003, Travelodge and Little Chef did not exist as an identifiable corporate entity. Their assets have been transferred to a new company in respect of which no accounts are available.


----------------------------------------------------------------------------------------------------------------
 Memec (UK)
                                   Fund's     Fund's                                                    Value of
                               holding in    cost of    Value of      Income                      Net    SVIIT's
                              the company investment  investment    received  Earnings(1)   assets(2)   interest
 Type of investment                   (%)    GBP'000     GBP'000     GBP'000     GBP'000      GBP'000    GBP'000
----------------------------------------------------------------------------------------------------------------
 Ordinary shares                     65.7     21,319       7,062           0      56,873      384,049     54,278
 Consortium loans                    62.1     34,622      43,450
 Mezzanine deep discount bonds       79.9     77,157      83,139

 Deep discount bonds                 80.0    112,815     111,241
                                           ---------------------
 Total                                       245,913     244,893
                                           =====================

(1) EBITDA.
(2) Net assets include shareholder loans that are part provided by the Funds. Memec is a global specialist semi-conductor distributor with operations in all of the world's key technology markets: Europe, the Americas, Japan and the Asia Pacific region. In 1999 the company had sales of $1.8 billion and 2,300 employees based in 40 countries.

The investment was made in October 2000 and is held by Permira Europe II, Schroder Ventures US Fund and Permira UK Venture IV as follows:

                                                       Mezzanine
                                                            deep        Deep
                                 Ordinary Consortium    discount    discount
                                   shares      loans       bonds       bonds
                                        %          %           %           %
 ---------------------------------------------------------------------------
 Permira Europe II                   55.9       52.9        68.0        68.1
 Permira UK Venture IV                4.1        3.8         4.9         4.9
 Schroder Ventures US Fund            5.7        5.4         7.0         7.0
                             -----------------------------------------------
 Total                               65.7       62.1        79.9        80.0
                             ===============================================

Memec represents 11.72 per cent. of SVIIT's consolidated net assets and as such is subject to additional disclosure requirements as given below. The company year end is December. Final December 2002 accounts have not been issued to date.

Registered office                       Memec Group Holdings Limited, 17 Thame
                                        Park Road, Thame, Oxon OX9 3XD
Activity                                Semiconductor Distribution
Issued Capital                          $38,355,000
Reserves                                ($2,178,000)
Loss after tax on ordinary activities   ($23,379,000)
----------------------------------------------------------------------------------------------------------------


 ---------------------------------------------------------------------------------------------------------------------
 Cognis (Germany)
                                       Fund's
 Type of investment                Holding in       Fund's                                                    Value of
                                          the      cost of     Value of     Income   Earnings(1)        Net    SVIIT's
                                      company   investment   investment   received      GBP'000   assets(2)   interest
                                          (%)      GBP'000      GBP'000    GBP'000                  GBP'000    GBP'000
 ---------------------------------------------------------------------------------------------------------------------
 Ordinary shares                         45.8        6,880       12,650          0      256,160    265,937     38,114
 Convertible preferred equity            45.8       38,988       40,002
 certificate
 Preferred equity certificate            48.4      104,190      111,527
                                              -------------------------
 Total                                             150,059      164,178
                                              =========================

(1)EBITDA.
(2)Net assets include shareholder loans that are part provided by the Funds.

Cognis is the chemicals products business of Henkel and a leading world-wide supplier of speciality chemicals which was carved out from Henkel in 1999. The three divisions of the Cognis Group - Oleochemicals, Care Chemicals and Organic Specialities - supply international manufacturers of detergents, cleaners and cosmetics, as well as other industrial customers. The investment was made in November 2001 and is held by Permira Europe II and Schroder Ventures International Life Sciences Fund II as follows:



                                                         Convertible   Preferred
                                                           preferred      equity
                                                Ordinary      equity certificate
                                                  shares certificate
                                                       %           %         %
 -----------------------------------------------------------------------------
 Permira Europe II                                  42.3       42.3       44.7
 Schroder Ventures International Life Sciences       3.5        3.5        3.7
 Fund II
                                               -------------------------------
 Total                                              45.8       45.8       48.4
                                               ===============================

 -------------------------------------------------------------------------------


 -------------------------------------------------------------------------------



 Ferretti (Italy)
                                   Fund's     Fund's                                                   Value of
                               holding in    cost of    Value of      Income                    Net     SVIIT's
                              the company investment  investment     receive   Earnings*    assets*    interest
 Type of investment                   (%)    GBP'000     GBP'000     GBP'000     GBP'000    GBP'000     GBP'000
 ---------------------------------------------------------------------------------------------------------------
 Ordinary shares                     70.2          8           8           0      44,883     43,978      32,850
 Loan notes                          76.4    144,532     144,532
                                         -----------------------
 Total                                       144,540     144,540
                                         =======================

*Financial information as per August 2002 audited accounts which is prior to the Fund's acquisition. Ferretti was originally acquired by funds advised by Permira in 1998 and floated on the Milan Stock Exchange in June 2000. At flotation Permira sold the majority of its interest in Ferretti and has since sold its remaining holding. Since 1998 the Ferretti Group has grown organically and through acquisitions and is currently Europe's largest builder of luxury motor yachts. The investment was made in October 2002 and is held by Permira Europe II.
--------------------------------------------------------------------------------

 Hogg Robinson (UK)
                                   Fund's Fund's cost                                                  Value of
                               holding in          of   Value of      Income                    Net     SVIIT's
                              the company  investment investment    received Earnings(1)  assets(2)    interest
 Type of investment                   (%)     GBP'000    GBP'000     GBP'000     GBP'000    GBP'000     GBP'000
 --------------------------------------------------------------------------------------------------------------
 Ordinary shares                     57.5       2,374          0       1,495      36,800    130,400      24,897
 Preference shares                   68.9      34,911     23,888
 Loan notes                          69.0      72,264     85,661
                                         -----------------------
 Total                                        109,549    109,549
                                         =======================


(1)EBITDA.
(2)Net assets include shareholder loans that are part provided by the Funds.

Hogg Robinson is a services company comprising two principal activities: international business travel and outsourced employee benefit services.

The company's travel operations include corporate travel management and e-commerce. The employee benefit services comprise benefit consulting, administration and payment processing. The investment was made in June 2000 and is held by Permira Europe II.
--------------------------------------------------------------------------------


 Takko (Germany)
                                   Fund's Fund's cost                                                  Value of
                               holding in          of   Value of      Income                    Net     SVIIT's
                              the company  investment investment    received Earnings(1)  assets(2)    interest
 Type of investment                   (%)     GBP'000    GBP'000     GBP'000     GBP'000    GBP'000     GBP'000
 --------------------------------------------------------------------------------------------------------------
 Ordinary shares                     63.7      25,405     20,012           0      41,778     61,635      20,029
 Loan notes                          79.6      65,311     70,704
                                         -----------------------
 Total                                         90,716     90,716
                                         =======================


(1)EBITDA.
(2)Net assets include shareholder loans that are part provided by the Funds.

Takko is a retailer of fashionable "value for money" clothing targeting young families and women aged between 25 and 40. It runs over 600 stores in Germany and Austria.

The investment was made in March 2000 and is held by Permira Europe I.
--------------------------------------------------------------------------------


 Sirona Dental Systems Group (Germany)
                                   Fund's Fund's cost                                                  Value of
                               holding in          of   Value of      Income                            SVIIT's
                              the company  investment investment    received Earnings(1) Net assets    interest
 Type of investment                   (%)     GBP'000    GBP'000     GBP'000     GBP'000    GBP'000     GBP'000
---------------------------------------------------------------------------------------------------------------
 Ordinary shares                     83.2      27,313     31,470           0      34,817     55,729      18,068
 Preference shares                   88.9      52,169     59,394
                                         -----------------------
 Total                                         79,482     90,864
                                         =======================


 (1)EBITDA.

Sirona is a manufacturer of professional dental equipment with its own distribution network. The company is a total system provider of dental equipment and is recognised globally for providing high quality, technologically superior products covering nearly the entire product range for the dental practice. The investment was made in November 1997 and is held by Permira Europe I, Permira German Buy-Outs 1992, Permira UK III, Permira UK Venture III, Permira UK Venture IV and Schroder Ventures International Life Sciences Fund as follows:


                                                 Ordinary  Preference
                                                    shares     shares
                                                         %          %
                                                ---------------------
 Permira Europe I                                     59.7       63.8
 Permira German Buy-Outs 1992                          5.0        5.4
 Permira UK Venture III                                1.7        1.8
 Permira UK Venture IV                                 3.8        4.1
 Permira UK III                                       10.0       10.7
 Schroder Ventures  International  Life Sciences       3.0        3.2
 Fund
                                                ---------------------
 Total                                                83.2       88.9
                                                =====================

 -------------------------------------------------------------------------------


 Austriamicrosystems (Austria)
                                   Fund's Fund's cost                                                  Value of
                               holding in          of   Value of      Income                    Net     SVIIT's
                              the company  investment investment    received Earnings(1)  assets(2)    interest
 Type of investment                   (%)     GBP'000    GBP'000     GBP'000     GBP'000    GBP'000     GBP'000
 ---------------------------------------------------------------------------------------------------------------
 Ordinary shares                     87.8           0          0           0      18,968     83,431      16,064
 Preference shares                   95.0           0          0
 Shareholders' loan                  95.0     177,975     71,190
                                         ------------------------
 Total                                        177,975     71,190
                                         ========================


(1)EBITDA. The company year end is December. Final December 2002 accounts have not been issued to date.
(2)Net assets include shareholder loans that are part provided by the Funds.

Austriamicrosystems designs, manufactures and sells semiconductor speciality products, focusing on analogue and mixed signal ASICS (Application Specific Integrated Circuits). The company serves the wireless communications, industrial and automotive end customer markets. The investment was made in June 2000 and is held by Permira Europe I and Permira Europe II as follows:


                                             Ordinary Preference Shareholders'
                                             shares %   shares %        loan %
 Permira Europe I                                22.2       24.0          24.0
 Permira Europe II                               65.6       71.0          71.0
                                         --------------------------------------
 Total                                           87.8       95.0          95.0
                                         ======================================

 -------------------------------------------------------------------------------

 -------------------------------------------------------------------------------

 Leica Microsystems (Germany)
                                   Fund's Fund's cost                                                  Value of
                               holding in          of   Value of      Income                    Net     SVIIT's
                              the company  investment investment    received Earnings(1)  assets(2)    interest
 Type of investment                   (%)     GBP'000    GBP'000     GBP'000     GBP'000    GBP'000     GBP'000
 ---------------------------------------------------------------------------------------------------------------
 Ordinary shares                     84.4         363          0           0      44,214     88,906      12,635
 Preference shares                   94.5      11,682          0
 Loan notes                          86.6      51,056     67,378
                                         ------------------------
 Total                                         63,101     67,378
                                         ========================

(1)EBITDA.

(2)Net assets include shareholder loans that are part provided by the Funds. Leica manufactures and supplies microscopes and related equipment for the healthcare, research and semi-conductor industries.
The company has leading positions in most of its markets and a strong track record in product innovation.
The investment was made in March 1998 and is held by Permira Europe I, Permira UK III, Schroder Ventures International Life Sciences Fund and Asia Pacific Fund II as follows:


                                                Ordinary Preference     Loan
                                                  shares     shares    notes
                                                       %          %        %
 ----------------------------------------------------------------------------
 Permira Europe I                                   46.7       52.5     48.1
 Permira UK III                                     14.9       16.5     15.1
 Schroder    Ventures    International    Life       6.5        7.3      6.7
 Sciences Fund
 Asia Pacific Fund II                               16.2       18.2     16.7
                                              -------------------------------
 Total                                              84.4       94.5     86.6
                                              ===============================
 ---------------------------------------------------------------------------------------------------------------



 Grammer (Germany)
                                   Fund's Fund's cost                                                  Value of
                               holding in          of   Value of      Income                    Net     SVIIT's
                              the company  investment investment    received Earnings(1)  assets(2)    interest
 Type of investment                   (%)     GBP'000    GBP'000     GBP'000     GBP'000    GBP'000     GBP'000
 ---------------------------------------------------------------------------------------------------------------
 Ordinary shares                     62.0      42,178     42,021           0      47,191     83,431      10,094
 Loan notes                          95.3       2,236      2,393
                                         ------------------------
 Total                                         44,414     44,414
                                         ========================

(1)EBITDA.
(2)Net assets include shareholder loans that are part provided by the Funds. Grammer supplies seating equipment to the automotive/commercial vehicle industry. The company serves three different segments of the automotive/commercial vehicle industry: automotive equipment (mainly seating utilities), commercial vehicle driver seats and commercial vehicle passenger seats.  The  investment  was made in May 2001 and is held by Permira  Europe II.
--------------------------------------------------------------------------------

(e)   Material Developments since 31 December 2002

New funds and P123

On 11 March 2003, SVIIT announced that it proposes to make two new fund commitments in the coming months, including a substantial commitment to Permira Europe III, a pan European buy-out fund that has been launched by Permira.

On 11 March 2003, SVIIT announced that it aims to start the formal marketing of a fund of funds, P123, in the coming months. It is anticipated that P123 will have commitments to Permira's two existing pan-European buy-out funds, Permira Europe I and II, and will also make a substantial commitment to Permira Europe III.

It is intended that SVIIT will transfer a proportion of its interests in Permira Europe I and II to P123 in return for a share holding of approximately 40 per cent. of P123. The remaining share holdings of 60 per cent. of P123 will be placed with other investors. As noted above, SVIIT will separately make a direct commitment to Permira Europe III.

The transfer of some of SVIIT's interests in Permira Europe I and II in return for a substantial holding in P123 will enable SVIIT to gain a greater exposure to Permira Europe III, whilst maintaining, both directly and on a look through basis through P123, the great majority of its exposure to Permira Europe I and II.

The amount to be transferred by SVIIT will be dependent on valuations at the time of transfer and the number of shares in P123 placed with other investors. It is anticipated SVIIT will transfer approximately EUR135 million of assets in Permira Europe I and II and EUR50 million of uncalled commitments to these two funds, representing approximately 17 per cent. of SVIIT's gross assets. The assets in Permira Europe I and II will be transferred at net asset value at the time of transfer, which is anticipated to take place in the second half of 2003.

As mentioned above, the transfer of some of SVIIT's interests in Permira Europe I and II to P123 will enable SVIIT to have a greater exposure to Permira Europe
III. It is expected that the benefits from this will outweigh any dilution of the interests transferred by SVIIT. Based on SVIIT's current return assumptions for Permira Europe III, this increased exposure should have a material positive impact on SVIIT's net asset value in the future. Ultimately, P123 will distribute its proceeds from Permira Europe I, II and III to its shareholders, including SVIIT.

The transfer of some of SVIIT's interests in Permira Europe I and II to P123 was approved by Shareholders passing an ordinary resolution at SVIIT's Annual General Meeting held on 25 April 2003.

Bond issue and new investments

On 21 May 2003, SVIIT announced that it had issued GBP40,000,000 4 1/2 per cent. subordinated convertible bonds 2013 convertible into Ordinary Shares at 480p. The Bonds, once admitted to the Official List and admitted to trading on the London Stock Exchange's market for listed securities, will be fungible with the Original Bonds.

On 11 June 2003, SVIIT announced that, through its holding in Permira Europe II, SVIIT will be investing in New SEAT, the company that will inherit the telephone directories, directory assistance and business information operations of SEAT Pagine Gialle, once it is demerged.

The completion of the acquisition will be subject to the demerger of SEAT Pagine Gialle becoming effective, the admission to listing of New SEAT on the Borsa Italiana - which is expected to occur in August - and the approval of the competent anti-trust authorities.

Through its holding in Permira Europe II, SVIIT's initial investment in this company will be approximately GBP42 million. Following the completion of the public tender offer for the remaining ordinary share capital of New SEAT, SVIIT's total commitment to this investment will be approximately GBP68 million.

On 4 July 2003, SVIIT released its semi-annual Newssheet which contained, inter alia, details of the following new investments which are re-produced below:

"Investment in Holmes Place - one of Europe's leading premium health club operators with approximately 260,000 members across 67 clubs.

Funds advised by Permira and Bridgepoint have announced a recommended offer for Holmes Place plc, which is listed on the London Stock Exchange, at 25p per share. The offer is subject to various conditions, including its acceptance by the existing shareholders and competition clearance.

SVIIT's share of this investment will be approximately GBP14 million.

Rodenstock  -  one  of  the  world's   leading   manufacturers   of  spectacles.
Headquartered in Munich, Rodenstock supplies prescription eyewear and sunglasses. The company has almost 6,000 employees based in 18 countries and dedicated production sites in Germany, Thailand and the Czech Republic. SVIIT's share of the investment will be approximately GBP8 million.


Other new investments were:

Company                         Country                       Sector
--------------------------------------------------------------------------------
Therascope                      Germany                       Life Sciences
NeoVestor                       US                            Life Sciences
Uknow                           US                            Life Sciences"

Permira Europe III

On 24 July 2003, SVIIT announced its commitment of EUR400 million to Permira's third pan-European buy-out fund, Permira Europe III, at the fund's first close.

Permira Europe III's investment strategy will follow that of its predecessors, Permira Europe I & II. Permira Europe III will make leveraged and unleveraged acquisitions in European businesses or in global businesses with a strong European presence, especially in Permira's preferred sectors: business services, chemicals, consumer, industrial products and services and technology. Typical deal sizes will be in the range of EUR100 million to EUR3 billion.

Share options

On 13 March 2003, SVIIT granted 1,227,464 options to subscribe for Ordinary Shares under the Executive Share Option Plan to qualifying participants. Of these options, 1,193,754 were granted at a price of GBP3.9275 per Ordinary Share and 33,710 were granted at a price of GBP3.975 per Ordinary Share. Further details of options granted are set out in paragraphs 2(e) and 3(a) of Part VIII of these Listing Particulars.

3.    Directors and management structure

Details of the Directors, all of whom, other than Nicholas Ferguson and Andrew Williams, are non-executive, are set out below.


John McLachlan               Aged  60.   Non-executive   Chairman  of  INVESCO  Income  Growth  Trust  Plc  and  a
Chairman                     non-executive  director  of  a  number  of  other  companies.  He  retired  as  Group
                             Investment Director of United Assurance Group plc in August 1999.

Nicholas Ferguson            Aged 54. Chairman of SVLL. He was Chairman of Schroder  Ventures and  instrumental in
Chief Executive              its development since 1984 and is a non-executive director of Schroders plc.

John Govett                  Aged 59.  Non-executive  director of Derby Trust plc, Rio Tinto  Pension  Investments
                             Limited and Peel Hotels plc.

Anthony Habgood              Aged 56. Chairman of Bunzl plc.

Edgar Koning                 Aged 51. Executive Vice-President with AEGON Nederland N.V.

Denis Raeburn                Aged 59. He was  Managing  Director  of the asset  management  company  Global  Asset
                             Management from 1986 to 1999.

Andrew Sykes                 Aged 46.  Director of  Schroders  plc and  Chairman of  Schroder & Co.  Limited  with responsibility for Schroders plc's Private Equity,  Property and Structured  Products
                             businesses.

Andrew Williams              Aged 51. Chief  Executive  of SVLL,  Managing  Principal of SVNA and a  non-executive director of CDC Group plc.


Both the Listing Rules and the Articles of Association require that the Board comprises a majority of Directors, including the Chairman, who are independent of Schroder Ventures and the Schroder Group, as defined in the Articles of Association which are summarised in paragraph 5 of Part VIII of these Listing Particulars. John McLachlan, John Govett, Anthony Habgood, Edgar Koning and Denis Raeburn are independent for the purposes of the Articles of Association. Any decision of the Board requires a simple majority vote; however, a majority of the Directors voting in favour of the decision must be independent Directors.

SVIIT intends to continue to comply with the principles of good governance and the code of best practice prepared by the Committee on Corporate Governance published in June 1998 (the "Combined Code"). Certain committees have been established by the Board to assist it in the management of SVIIT. The investment committee assists the Board in monitoring SVIIT's portfolio. This committee is responsible for reviewing investment proposals for SVIIT, for giving investment recommendations to the Board and forimplementing the Board's decision as regards any investment. The committee also considers ad hoc matters as appropriate. The SVLL team is responsible for monitoring and providing advice on investments to the committee.

The Board has also established an audit committee with formally delegated duties and responsibilities, which is comprised entirely of independent Directors. The audit committee was established with a view to ensuring that SVIIT maintains the highest standards of integrity, financial reporting and internal control. It also meets with representatives of Schroder Ventures or Permira and the company secretary and receives reports on the quality and effectiveness of the accounting records and management information maintained on behalf of SVIIT.

A nominations committee was established by the Board in accordance with the recommendations of the Combined Code, to make recommendations on the appointment of new Directors. In making its recommendations, the committee is required to ensure that the composition of the Board is appropriately balanced in expertise and ability. A formal procedure for the appointment of new Directors is contained in the terms of reference of this committee.

The Board has established a remuneration committee which is, inter alia, responsible for making recommendations to the Board in relation to the remuneration of the Executive Directors and granting options to subscribe for Ordinary Shares under the Executive Share Option Plan.

The total number of employees of, or persons seconded by SIM to, the SVIIT Group is currently 25. SVIIT has no employees. SVLL currently has 15 employees and 4 secondees from SIM (3 of whom are Directors). SVNA has 6 employees. The average number of employees of, or persons seconded by SIM to, the SVIIT Group for the three years ended 30 June 2002 was 12.333.

4.    Secretary, administration services and registrar

SVIIT has appointed SIM to provide company secretarial, accounting and administrative services. Under the terms of the agreement, SIM is entitled to receive an annual fee equal to the greater of GBP75,000 or the aggregate of (i)
0.12 per cent. per annum of the first GBP50 million of net assets, (ii) 0.06 per cent. per annum of the next GBP50 million of such net assets and (iii) 0.04 per cent. of the remaining net assets. The agreement is subject to a four-month notice period.

SIM is responsible for monitoring SVIIT's compliance with the conditions for approval by the Inland Revenue as an investment trust for tax purposes and with the Listing Rules.

SIM has delegated to SIM (UK) the provision of certain cash and currency management facilities. SIM(UK) receives remuneration for its services at a current rate of 0.10 per cent. per annum on cash balances up to GBP75 million,
0.05 per cent. per annum on the next GBP75 million and 0.03 per cent. thereafter subject to a minimum fee of GBP20,000. Under the terms of the secretarial agreement, SIM remains responsible for the cash management services provided by SIM (UK).

Lloyds TSB Registrars Scotland, of PO Box 28448, Finance House, Orchard Brae, Edinburgh EH4 1WQ, is the registrar of SVIIT, responsible for maintaining the register of Shareholders. JPMorgan Chase Bank Institutional Trust Services of 1 Chaseside, Ground Floor, Bournemouth BH7 7DA, is responsible for maintaining the register of Bondholders.

5.    Role and remuneration of Schroder Ventures or Permira

Certain Schroder Ventures or Permira entities advise the Funds in which SVIIT invests. These entities have undertaken to provide such information or services as are within their power and which are reasonably required to enable the Directors to manage the affairs of SVIIT and to enable the company secretary to perform its duties or that has been requested by the Directors or the company secretary to enable the company secretary to monitor SVIIT's ability to satisfy the conditions for approval as an investment trust under Section 842.

Distributions from the Funds to SVIIT and to other investors in the Funds in respect of their Holdings will be after deduction or allocation of the appropriate remuneration due to Schroder Ventures or Permira. Details of this entitlement to remuneration is set out in paragraph 5 of Part III of this document.

6.    Investment trust status

In order to obtain exemption from corporation tax on chargeable gains SVIIT conducts itself with a view to being an approved investment trust for the purposes of Section 842.

The current conditions for a company to be approved by the Inland Revenue as an investment trust for tax purposes are set out in Section 842. Approval as an investment trust is obtained retrospectively for an accounting period and such approval is only obtained if the relevant conditions are satisfied throughout that accounting period. As is the case with all companies which are approved as investment trusts, there can be no guarantee in advance that retrospective approval for any accounting period will be given.

The last accounting period for which SVIIT has been treated as approved by the Inland Revenue as an investment trust is the accounting period ended on 30 June 2001. SVIIT has subsequently conducted its affairs so as to enable it to qualify for approval as an investment trust and expects to obtain approval from the Inland Revenue as an investment trust for subsequent accounting periods. In the event that SVIIT is not approved as an investment trust in respect of any accounting period, there would be no direct tax consequences for investors in SVIIT. The consequences for SVIIT itself would be that it would be liable for corporation tax on its chargeable gains.

SVIIT will not be liable to corporation tax on chargeable gains in respect of any accounting period for which it is approved as an investment trust as described above. The income of SVIIT will be subject to corporation tax in each of its accounting periods. Certain of SVIIT's investments are held via Delaware limited partnerships. As long as the Inland Revenue maintains its current view, SVIIT's disposal of any Holdings held via a Delaware limited partnership should be treated as giving rise to proceeds of a capital nature. However, it is possible that, as a result of a change in such view, SVIIT could be treated as receiving income (rather than capital proceeds) when it realises any of its Holdings held via a Delaware limited partnership.

7.    Income and capital gains recognition

SVIIT's income will continue to be derived mainly from shares and securities (that is, eligible investment income as defined in Section 842). A significant proportion of SVIIT's capital gains are derived from distributions in respect of its Holdings in the Funds. SVIIT accounts for such distributions by reference to the underlying source of the distribution. The Directors expect that future distributions to SVIIT in respect of its Holdings will be principally the net proceeds of realisations of investments held by the Funds and, therefore, will be treated as capital gains rather than income.

Distributions receivable by SVIIT which arise from dividends, interest and other revenue items through the Funds will be credited to SVIIT's revenue account when such income distributions are declared. Investment income arising from directly held investments of SVIIT will, in the case of dividends, be included as revenue in the period in which the due date for payment of the dividend arises and, in the case of interest income and interest payable, be treated on an accruals basis.

The proceeds, net of costs, from any realisations of SVIIT's investments, including distributions to it in respect of its Holdings which arise from realisations of investments held via the Funds, will be credited, when declared, to a non-distributable capital reserve.

8.    Dividend policy

In order to comply with the current conditions for approval as an investment trust, SVIIT is prohibited by its Articles of Association from distributing as dividends any capital surpluses arising from the realisation of its investments. Accordingly, any dividends paid by SVIIT will be funded out of its revenue account. It is intended that SVIIT will make sufficient dividend payments to ensure it is able to meet the current conditions for approval as an investment trust for tax purposes. The Directors expect that any returns for Shareholders will derive primarily from the capital appreciation of the Ordinary Shares rather than from the dividends paid on the Ordinary Shares.

In the absence of unforeseen circumstances, the Directors would expect to distribute any dividends to Shareholders in accordance with this policy each year. The Directors did not recommend the payment of a final dividend for the six months ended 31 December 2002, as SVIIT reported a deficit for the period on its revenue account.

9.    Future developments

The Directors have confidence in the long term future of SVIIT, based on the size and diversity of its portfolio, the nature of the Funds and their track record, and the prospects for the buy-out and development capital markets. The Directors believe that the diversified nature of SVIIT's portfolio and the number of underlying investments in the Funds significantly reduce the risks normally associated with making investments in the buy-out and development capital markets.

           PART III - INFORMATION ON SCHRODER VENTURES OR PERMIRA FUNDS

1.    Background

Members of the Schroder Group established Schroder Ventures in 1983, which has since developed into an international association of independent entities. At 31 December 2002, these combined independent entities had 13 offices world-wide, providing advisory or consultancy services to private equity funds.

In November 2001, Schroder Ventures Europe changed its name to Permira and the funds advised by Permira were also renamed. At 31 December 2002 Schroder Ventures or Permira advised a total of 22 buy-out and development capital funds with combined commitments of GBP4.6 billion.

The geographical spread of the Funds and their advisers as at 31 December 2002 is summarised below in Table 5.


Table 5: Geographic Location at 31 December 2002



                                                          Total
                                                      Committed
                                          Number of Capital GBP
Region                                        Funds     million    Location of Advisers

--------------------------------------------------------------------------------------------------------------
Asia                                              5       637.2    Hong Kong, India, Japan, Singapore
Continental Europe                                8     3,001.8    France, Germany, Italy, Spain

North America/International (Life
Sciences)                                         6       651.6    Canada, United States, United Kingdom
United Kingdom                                    3       336.0    United Kingdom
                                       -------------------------
Total                                            22     4,626.6
                                       =========================


2.    Operation of the Funds

Operation

The Funds do not seek to take day-to-day management control of investee companies. However, in exceptional circumstances, Funds, through the exercise of shareholder rights, may take management control for a short period of time to facilitate a reorganisation or financial restructuring of the investment. Schroder Ventures or Permira work closely with the investee company throughout the life of the investment to assist it in achieving its full potential and to seek to maximise returns for the Funds. Some Funds consist of a single investment vehicle and others are structured as a number of investment vehicles, usually limited partnerships and/or unauthorised unit trusts. The general partner of a limited partnership in a Fund and the trustee of a unit trust, are responsible for the operation, management and administration of the investment vehicles comprising a Fund. They must act in accordance with common investment objectives and policies and are subject to the restrictions set out in the documents establishing the Fund.

The terms and conditions of the individual Funds differ, reflecting the investment focus of the Fund, the state of development of the market concerned at the time of formation of the Fund and the investment requirements of the Investors.

Advisory or consultancy services to the Funds are provided by Schroder Ventures or Permira entities wholly owned by their individual principals. Affiliates of Schroders plc act as general partner or manager to Funds launched prior to 1 January 2000. For Funds launched after 1 January 2000, entities connected with Schroder Ventures Limited act as general partner or manager.

The general partner or manager is responsible for the day-to-day management of the Fund and takes all the investment decisions. The general partner or manager, in turn, appoints and is advised by a local adviser or consultant to the Fund with experience in the relevant country, region or industry. The advisers and consultants have no authority to conduct negotiations resulting in legally binding obligations for, or in any way to bind, the Funds.

The custody and security of the assets of the Funds is maintained by the general partners of partnerships or the managers or trustees of unit trusts. These functions are performed either directly by entities affiliated with the general partner, manager or trustee or by delegation to professional independent investment managers. Where these controls are delegated, the responsible affiliate liaises closely with the independent managers and receives frequent reports. Internal control procedures are subject to an annual external audit.

Management contracts are typically terminable on six or 12 months' notice by either party.

Advisory committees

Each Fund has an advisory committee which comprises a majority of representatives of Investors in the Fund. The advisory committee is not involved in the management of the Fund but may be consulted by the general partner or the Fund's manager for advice on matters such as issues of policy, strategy and potential conflicts of interest, provided that the recommendations of the advisory committee in respect of such matters are recommendations only and the Fund's general partner or manager is not required to follow those recommendations. The advisory committee is not responsible for taking investment decisions. In some Funds, advisory committee approval is required for certain actions of the general partner or manager.

Investment policies

Despite the increasing globalisation of industry and commerce, significant national differences in business methods and business cultures remain, particularly in Europe. A key element of the Funds' investment philosophy is the use of local country advisers, many of whom are industry specialists.

While each of the individual Funds pursues the same investment objective of seeking above average returns for investors, each Fund has its own investment policies to achieve this. These policies are agreed with Investors at the time of the formation of the Fund and cannot be changed without the consent of Investors. To the extent that the Fund consists of several entities, the consent of each component entity is required before the investment policies can be changed. In some cases, however, Fund consent is measured by reference to Investors' consent according to capital committed across the whole Fund. Normally, a limited partnership can only change its investment policy with the consent of Investors holding at least 75 per cent. of its committed capital (and in certain cases with the consent of the general partner) and a unit trust can only change its investment policies with the sanction of 75 per cent. of the unitholders present and voting at a meeting for which a special quorum will apply. The terms of certain unit trusts, however, require the consent of holders of at least 75 per cent. in nominal value of units in addition to, or instead of, this sanction.

A key feature of the investment policies of each Fund is to achieve diversity of risk. Consequently, there are restrictions in the investment policies of each fund which limit the amount that can be invested in a single entity. In all the country or region-specific funds, a balanced portfolio in terms of industry sectors is sought with investment focusing on those sectors where there is particular expertise within the investment adviser. Schroder Ventures International Life Sciences Fund, Schroder Ventures International Life Sciences Fund II and International Life Sciences Fund III, which are industry-specific, are diversified between the United States and Europe.

Before making an investment, the general partner or investment manager of a Fund reviews the exit options which have been discussed with the management of the potential investee company. The investment consultant thereafter monitors the progress of the investee company and general economic conditions and works actively with the management to review, refine and implement the exit plan. Investments by the Funds in investee companies are typically realised three to seven years from the date of the original investment. Since most transactions will not be structured to provide for a liquidation of the investment before this time, it is possible that a Fund will not realise significant cash returns from the disposal of investments for several years from the Fund's inception.

Calls

Typically, an Investor in a Fund commits to subscribe a certain amount of capital to the Fund in return for units in unit trusts or interests in limited partnerships constituting the relevant Fund.

The adviser to the Fund reviews investment opportunities and recommends suitable investments to the Fund's manager or general partner in accordance with the investment policies of the Fund. If the manager or general partner decides the Fund should make an investment, further Calls are made to the Investors for payment of part or all of the outstanding committed capital. The committed capital of a Fund is typically called within five years.

The failure by an Investor in a Fund to pay a Call when due could result in that Investor being obliged to sell its existing interests at a discount of up to 25 per cent. of their value and/or in that Investor's existing interests in the Fund being diluted by up to 25 per cent. In the case of a unit trust, it could result in the units in respect of which the default occurred being forfeited. The Investor could also lose the right to participate in further investments made by the Fund.

Distributions

When an  investment  is realised or income from an  investment is received, the capital realised or income received, after payment of expenses and Carried Interest (where appropriate) in accordance with the terms of the Fund, is generally distributed to the Investors in proportion to their Holdings. In certain limited circumstances, which may vary between Funds, capital realisations can be reinvested by the Fund. Investors generally receive distributions (principally the proceeds of capital realisations) both before and after the Fund becomes fully called. The end of the life of a Fund may be extended for a specified period to enable an orderly realisation of the Fund's investments. Alternatively, the Fund's investments could be distributed by way of a dividend in specie. Extension of the life of a Fund usually requires the consent of Investors holding, in total, interests of at least 75 per cent. in that Fund. If, towards the end of any such extension, there are still unrealised investments in the Fund, Investors may agree either to a further extension or a distribution in specie of the Fund's investments.

Restrictions on investments

Each Fund has investment restrictions to ensure that the Fund is run according to predetermined investment policies. Certain levels of Investor consent are required to change any of the restrictions, including 100 per cent. approval from all Investors (including SVIIT in respect of its Holdings) for a change which would require more investment in the Fund or which might affect significantly the interests of the Investors in the Fund. These restrictions ensure that each Fund continues to be run solely for the benefit of all Investors equally. As SVIIT will not control any Fund, it will only be able to alter the investment policies of a particular Fund in which it is invested by acting in conjunction with other Investors.

In order to achieve diversity of risk, the Funds are restricted in the size of the investments which they can make. In addition, those Funds which are currently partly called, and therefore have further investment capacity, are usually prohibited from investing in property and other buy-out or development capital funds.

3.    Profile of the Funds

A profile of each of the 22 Funds in which SVIIT was invested at 31 December 2002, including the value of SVIIT's residual holding (excluding prior distributions) and the percentage of SVIIT's net asset value represented by each such holding, is given in Table 2 on page 9 of these Listing Particulars. All of the Funds have an original life of ten years unless otherwise stated. Further information on the historical performance of these Funds is given below.

Details of SVIIT's portfolio and SVIIT's investment in certain underlying portfolio companies, net of other costs and liabilities held at Fund level are given in paragraph 2 of Part II of these Listing Particulars.

4.    Performance of the Funds

A measure of the historical performance of the funds advised by Schroder Ventures or Permira can be seen from a comparison of the weighted net IRR of the mature funds with the comparable weighted country stock market IRR. The methodology used in calculating IRRs for such funds is consistent with the British Venture Capital Association Guidelines. The bases for determining such IRRs are set out below. IRRs have not been included for the immature Funds as all cash outflows for investments occur in the early years of a fund and significant returns are usually generated only after a reasonable period of investment.

The aggregated weighted net IRR of the 23 mature funds advised by Schroder Ventures or Permira established since 1985 was 20.9 per cent. per annum at 31 December 2002 excluding Asia Pacific Trust, a fund which has not been managed by an affiliate of Schroders plc from inception. The comparable weighted country stock market IRR (with dividends reinvested) was 10.3 per cent. per annum. The nature of investment in unquoted companies means that the range of returns achieved on individual underlying portfolio companies is wide. Among the most successful investments realised to date are: Homebase (UK), Charles Vogele
(Germany), Across Wireless (Europe), Mitel Corporation (Canada), Singulus (Europe), Incyte Pharmaceuticals (U.S.) and Xymax (Japan).

It should be noted that past performance is not necessarily a guide to the future and the value of investments can go down as well as up. IRRs for individual funds may vary significantly.

Notes:

1. The weighted IRRs of mature funds advised by Schroder Ventures or Permira since 1985 are calculated on the basis of actual distributions to and receipts from investors in those funds up to 31 December 2002 and the value to such investors of the remaining portfolio as at that date, less an estimate of Carried Interest.

2. All returns are stated before any taxation that may be payable by Investors.

3. All foreign currencies have been translated on 31 December 2002 at the exchange rates set out on page 79 of this document.

5.    Remuneration

The entitlement to remuneration is agreed with all Investors at the formation of each Fund and is embodied in its constitution. The remuneration takes the form of management fees, Carried Interest and, in some cases, fees payable by the investee companies.

Management fees

Management fees are generally paid quarterly in advance to the general partner or manager of the particular Fund on the basis set out in the documents constituting the Fund. In some Funds, there is a preferential drawing right instead of a management fee but, for ease of reference, both are referred to as management fees in this document.

Carried Interest

Individuals connected with Schroder Ventures or Permira and members of the Schroder Group are entitled to an allocation, as a Carried Interest, of an aggregate of 20 per cent. of the profits arising in each Fund. In some Funds performance hurdles must be met before Carried Interest is payable. The performance hurdles are established upon the formation of each Fund and are based on a range of criteria. These usually take the form of a specified IRR for Investors, which is generally in the range of 5 per cent. to 12 per cent.

Profit for the purpose of determining Carried Interest is generally calculated using one of the following methods:

(i) following the return to Investors of all capital they have subscribed and, if applicable, the achievement of the appropriate performance hurdle, Carried Interest is calculated as 20 per cent. of all subsequent distributions; or

(ii) upon the realisation of an investee company, the IRR based on either the disposal of that company or all companies realised to date will be calculated. An allocation of Carried Interest is calculated as 20 per cent. of the excess of the investment proceeds over the cost of investment and, if applicable, the achievement of the appropriate performance hurdle.

In certain of the Funds which have performance hurdles the Carried Interest holders have a "catch-up" right whereby they receive all profit once the hurdle has been achieved until they have received 20 per cent. of the profit distributed to Investors.

All distributions from the Funds are after allocation of any Carried Interest (where appropriate) in accordance with the terms of the Fund. Distributions to SVIIT, in respect of its Holdings, will be on the same basis as distributions to other Investors.

Fees payable by investee companies

The advisers or consultants to the Funds may be entitled to directors' fees and/or transaction fees from certain investee companies of the Funds. Transaction fees are negotiated and the amount of any directors' fees reflect those payable to other directors on the relevant boards.

                PART IV - TERMS AND CONDITIONS OF THE BONDS

The following is the text of the terms and conditions of the Bonds which are endorsed on each Bond.

The GBP9,000,000 4.5 per cent. Subordinated Convertible Bonds due 2013 (the "Bonds", which expression shall in these Conditions, unless the context otherwise requires, include any further bonds issued pursuant to Condition 19 and forming a single series with the Bonds) of Schroder Ventures International Investment Trust plc (the "Issuer") are constituted as to GBP3,000,000 in principal amount (the "First Tranche Bonds") by a first supplemental trust deed dated 17 July 2003 between the Issuer and The Law Debenture Trust Corporation p.l.c. (the "Trustee") as trustee for the holders of the Bonds (the "Holders") (the "First Supplemental Trust Deed"), as to GBP3,000,000 in principal amount (the "Second Tranche Bonds") by a second supplemental trust deed dated 21 July 2003 between the Issuer and the Trustee (the "Second Supplemental Trust Deed") and as to GBP3,000,000 in principal amount (the "Third Tranche Bonds") by a third supplemental trust deed dated 8 August 2003 between the Issuer and the Trustee (the "Third Supplemental Trust Deed") supplemental to the Trust Deed dated 20 May 2003 between the Issuer and the Trustee and constituting GBP40,000,000 4.5 per cent. Subordinated Convertible Bonds due 2013 of the Issuer (the "Original Bonds" and the "Principal Trust Deed", respectively) (the Principal Trust Deed, First Supplemental Trust Deed, Second Supplemental Trust Deed and Third Supplemental Trust Deed being together referred to herein as the "Trust Deed") and such First Tranche Bonds, Second Tranche Bonds and Third Tranche Bonds being together referred to herein as the "Bonds" and consolidated and forming a single series with the Original Bonds. The issue of the Bonds was authorised pursuant to a resolution of a duly appointed committee of the Board of Directors of the Issuer dated 12 May 2003 and a resolution of the Board of Directors of the Issuer dated 6 March 2003. The statements set out in these Conditions include summaries of, and are subject to, the detailed provisions of the Trust Deed. Copies of the Trust Deed and the registrar and paying agency agreement (the "Principal Registrar Agreement") dated 20 May 2003 made between the Issuer, the Trustee and JPMorgan Chase Bank as registrar, paying agent and conversion agent (the "Registrar") as supplemented by a supplemental registrar and paying agency agreement dated 17 July 2003 made between the Issuer, the Trustee and the Registrar relating to the First Tranche Bonds (the "First Supplemental Registrar Agreement"), a second supplemental registrar and paying agency agreement dated 21 July 2003 made between the Issuer, the Trustee and the Registrar relating to the Second Tranche Bonds (the "Second Supplemental
Registrar Agreement") and a third supplemental registrar and paying agency agreement dated 8 August 2003 made between the Issuer, the Trustee and the Registrar relating to the Third Tranche Bonds (the "Third Supplemental Registrar Agreement") and, together with the Principal Registrar Agreement, the First Supplemental Registrar Agreement, and the Second Supplemental Registrar Agreement, the "Registrar Agreement") are available for inspection during normal business hours by the Holders at the registered office for the time being of the Trustee, being at 13 August 2003 at Fifth Floor, 100 Wood Street, London EC2V 7EX. The Holders are entitled to the benefit of, are bound by, and are deemed to have notice of, all the provisions of the Trust Deed and the Registrar Agreement applicable to them. Words and expressions unless otherwise defined in these Conditions shall have the meanings given to them in the Trust Deed.

1.    Form, Denomination and Title

1.1 The Bonds are in registered, certificated form and, subject to Condition 13, are transferable in amounts and integral multiples of GBP100,000. Title to the Bonds will pass by transfer and registration in accordance with Condition 13, the Trust Deed and the Registrar Agreement.

1.2 The Issuer and the Trustee may (to the fullest extent permitted by applicable law) deem and treat the person or persons in whose name any Bonds are registered as the absolute owner for all purposes and shall not be required to obtain any proof thereof or as to the identity of such person. All payments made to such person or persons shall be valid and, to the extent of the sums so paid, effective to satisfy and discharge the liability for the moneys payable upon such Bonds.

2.    Status and Subordination

     The Bonds constitute direct and unsecured obligations of the Issuer, subordinated as referred to below and the rights and claims of Holders against the Issuer rank pari passu without any preference among themselves. The rights and claims of the Holders will, in the event of the winding up of the Issuer, be subordinated in right of payment in the manner provided in the Trust Deed to all Senior Liabilities of the Issuer.

3.    Interest

3.1  Rate of interest

     The Bonds bear interest from (and including) 20 May 2003 (the "Closing Date") at the rate of 4.5 per cent. per annum (subject to the withholding or deduction of any taxation in the United Kingdom required to be withheld or deducted at source).

3.2  Payment of  Interest

     Such interest will be payable (subject to any withholding or deduction as aforesaid) semi-annually in arrear on 21 May and 21 November in each year (an "Interest Payment Date"), commencing on 21 November 2003. Whenever it is necessary to compute an amount of interest in respect of any Bond for a period of less than a full year such interest will be calculated on the basis of a 360-day year consisting of 12 months of 30 days each and in the case of an incomplete month, the actual number of days elapsed (not being more than 30 days).

3.3  Interest accrued

     Subject to Condition 5.11 below, interest will cease to accrue on the Bonds from and including the due date of redemption thereof unless payment of principal or interest in respect thereof is improperly withheld or refused or unless default is otherwise made in respect of payment. In any such event, interest will continue to accrue (after as well as before any judgment) as provided in the Trust Deed.

4.   Redemption and purchase

4.1  Final Redemption

     Unless previously redeemed, converted or purchased and cancelled as provided below, the Bonds will be redeemed at their principal amount on 21 May 2013 (the "Final Redemption Date").

4.2  Redemption at the option of the Issuer

     (A) The Issuer may, at any time on giving not less than 21 days' notice (which notice shall include the date fixed for such redemption (the "Exercise Date")) to the Holders (the"Call Option"), redeem some, on a pro rata basis between Holders, or all of the Bonds at their principal amount plus accrued and unpaid interest thereon to, but excluding, the date fixed for redemption if:

          (i) at any time on or after 21 May 2006, the Average Closing Price immediately prior to the giving of such notice is equal to or greater than 130 per cent. of the Conversion Price; or

          (ii) 85 per cent. or more of the issued Bonds (determined by reference to principal amount) shall have been converted, redeemed or purchased and cancelled,

PROVIDED THAT if the principal amount of Bonds to be redeemed in respect of a single Holder is not GBP100,000 or an integral multiple thereof, then the principal amount of Bonds to be redeemed in respect of that Holder shall be rounded up to the nearest GBP100,000.

     (B) Upon the expiration of any such notice, the Issuer shall be bound to redeem the principal amount of the Bonds to which such notice relates at their principal amount with interest accrued to, but excluding, the date fixed for redemption.

4.3  Election by Holder

     If the Issuer exercises a Call Option in accordance with Condition 4.2 above, a Holder may, prior to the Exercise Date elect in writing to the Issuer to convert its Bonds being the subject of the Call Option into Ordinary Shares.

4.4  Redemption Notices

     All notices given to Holders by or on behalf of the Issuer pursuant to Condition 4.2 above shall specify the Conversion Price as at the date of the notice, the Closing Price per Ordinary Share as at the latest practicable date prior to the publication of the notice and the aggregate principal amount of the outstanding Bonds as at the latest practicable date prior to the publication of the notice.

4.5  Purchases

     (A) The Issuer or any of its Subsidiaries or any person acting in concert (which expression shall have the meaning given to it by the City Code on Takeovers and Mergers) with them may at any time purchase Bonds in any manner and at any price. If purchases are made by tender, tenders must be made available to all Holders alike.

     (B) Bonds purchased pursuant to this Condition 4 may be cancelled, may be held by the purchaser for cancellation at a later date or may be reissued or resold but, so long as such Bonds are held by the purchaser, the purchaser may not cast any votes thereon and such Bonds shall not be deemed to be outstanding for the purposes of Condition
          8.4 or for the purposes any quorum calculations pursuant to Condition 14.

4.6  Cancellation

     All Bonds redeemed pursuant to this Condition 4 or converted pursuant to Condition 5 will be cancelled forthwith and may not be reissued or resold.

5.   Conversion

5.1  Period and Price for Conversion

     (A) Subject as hereinafter provided, a Holder at any time has the right (the "Conversion Right") subject to compliance with these Conditions and to any applicable fiscal or other laws or regulations, to convert the principal amount of his Bonds into Ordinary Shares of the Issuer. The price at which Ordinary Shares shall be issued upon conversion shall initially be 480p per Ordinary Share, such price being subject to adjustment as provided below (and such price being hereinafter called the "Conversion Price"). Subject to Condition 5.3, the number of Ordinary Shares to be issued on exercise of a Conversion Right shall be calculated by dividing the principal amount of Bonds being converted by the Conversion Price.

     (B) If there shall be default in making payment in full in respect of any Bonds called for redemption pursuant to these Conditions, on the date fixed for redemption thereof, the Conversion Right attaching to such Bonds shall continue to be exercisable up to and including the date upon which, the full amount of the moneys payable in respect of such Bonds shall have been duly received by the Registrar or the Trustee, and notice of such receipt shall have been given to the Holders.

     (C) Without prejudice to the provisions of Condition 5.1(A) no Holder shall be able to exercise his Conversion Right after the date seven calendar days before the due date of redemption of the relevant Bonds. The period from the Closing Date to the date seven calendar days before the due date of redemption of the relevant Bonds is herein referred to as the "Conversion Period".

     (D) No fraction of an Ordinary Share will be issued on conversion. However, if more than one Bond shall be deposited for conversion at any one time by the same Holder, the number of Ordinary Shares to be issued upon conversion thereof shall be calculated on the basis of the aggregate principal amount of the Bonds to be converted.

     (E) Ordinary Shares arising on conversion will be allotted as at, and within 14 days after, the Conversion Date (determined as provided in Condition 5.2) in the name of the Holder completing the notice of conversion or his nominee and will rank pari passu with the Ordinary Shares in issue on the relevant Conversion Date, save that they will not be entitled to any dividends or other distributions declared, made or paid either in respect of any financial period ended prior to such Conversion Date or by reference to a record date prior to such Conversion Date.

5.2  Procedure for Conversion

     (A) The Conversion Right attaching to any Bonds may be exercised by the Holder delivering prior to the expiry of the Conversion Period a duly signed and completed notice of conversion (in the form for the time being current and available at the specified office of any Conversion Agent) at the specified office of any Conversion Agent. The "Conversion Date" shall be the Business Day (as defined in the Trust
          Deed) next following the date on which the duly signed and completed notice of conversion shall have been so delivered and all (if any) of the payments referred to below required to be made by the Holder shall have been made. A Holder delivering a Bond for conversion must pay any taxes and capital, stamp, issue and registration duties arising on conversion (other than any capital, stamp, issue and registration duties payable in the United Kingdom by the Issuer in respect of the allotment and issue of Ordinary Shares on conversion) and such Holder must pay all, if any, taxes arising by reference to any disposal or deemed disposal of a Bond in connection with such conversion.

     (B) If the Ordinary Shares are then a participating security in a relevant system, unless The Uncertificated Securities Regulations 2001 as amended from time to time (the "Regulations") and the rules of the relevant system concerned otherwise require and unless otherwise specified by the Bondholder, the Ordinary Shares to be issued on conversion of a Bond shall be allotted and issued in certificated form. Certificates (if certificates for Ordinary Shares are then generally being issued) for Ordinary Shares issued on conversion will be despatched by mail free of charge (but uninsured and at the risk of the person entitled thereto) within one month after the Conversion Date. Ordinary Shares to be issued in uncertificated registered form shall be credited by the Company to the account with a relevant system of the person or persons designated in the relevant notice of conversion. The term "relevant system" has the meaning given to it in the Regulations.

     (C) A notice of conversion once delivered shall be irrevocable provided that a notice of conversion shall have no effect if the exercise of the Conversion Right covered by it would result in the person acquiring the Ordinary Shares on conversion (or any person acting in concert within the meaning of the City Code on Takeovers and Mergers) becoming obliged to make an offer for the Company under Rule 9 of the City Code on Takeovers and Mergers.

     (D) The name and specified office of the initial Conversion Agent are set out at the end of these Conditions. The Issuer reserves the right, subject to the prior written approval of the Trustee, at any time to vary or terminate the appointment of any Conversion Agent and to appoint other or further Conversion Agents, provided that it will at all times maintain a Conversion Agent having a specified office in London. Notice of any such termination or appointment and of any change in the specified office of the Conversion Agent will be given to the Holders in accordance with these Conditions.

5.3  Adjustments to the Conversion Price

     (A) Subject to Conditions 5.5 and 5.6 the Conversion Price is subject to adjustment as follows:

          (i) If and whenever there shall be an alteration in the nominal value of the Ordinary Shares by reason of consolidation or sub-division, the Conversion Price shall be adjusted in relation to subsequent conversions of the Bonds by multiplying it by a fraction of which the numerator shall be the nominal value of one Ordinary Share immediately after such alteration and of which the denominator shall be the nominal value of one Ordinary Share immediately before such alteration and such adjustment shall become effective immediately after such alteration takes effect.

          (ii) If and whenever the Issuer shall issue (otherwise than pursuant to Condition 5.3(A)(vi) or to any of the transactions described in Condition 5.3(A)(iii) and Condition 5.3(A)(vii) below) wholly for cash any additional Ordinary Shares (other than Ordinary Shares issued upon conversion of the Bonds or issued pursuant to subscription by the Trustee) at a price per Ordinary Share which is less than the Closing Price per Ordinary Share on the dealing day last preceding the date of announcement of the issue of such additional Ordinary Shares, the Conversion Price shall be adjusted in relation to conversions of the Bonds subsequent to such issue by multiplying the Conversion Price in effect immediately prior to the issue of such additional Ordinary Shares by a fraction of which the numerator shall be the number of Ordinary Shares outstanding immediately prior to the issue of such additional Ordinary Shares plus the number of Ordinary Shares which the aggregate consideration receivable for the issue of such additional Ordinary Shares (determined as provided in Condition 5.3(B)(i) below) would purchase at such Closing Price per Ordinary Share and of which the denominator shall be the number of Ordinary Shares outstanding immediately after the issue of such additional Ordinary Shares. Such adjustment shall become effective as at the date upon which such additional Ordinary Shares shall be issued.

          (iii)(a) If and whenever the Issuer or any other entity at the request or with the agreement of the Issuer shall issue (otherwise than pursuant to Condition 5.3(A)(vi) below) wholly for cash any securities (other than any further bonds forming a single series with the Bonds) which by their terms are convertible into or exchangeable for, or carry rights of subscription for, Ordinary Shares and the consideration per Ordinary Share receivable by the Issuer upon conversion or exchange of, or upon exercise of such rights of subscription attached to, such securities (determined as provided in Condition 5.3(B)(ii) below) shall be less than the Closing Price per Ordinary Share on the dealing day last preceding the date of announcement of the issue of such securities, the Conversion Price shall be adjusted in relation to conversions of the Bonds subsequent to such issue by multiplying the Conversion Price in effect immediately prior to the issue of such securities by a fraction of which the numerator shall be the number of Ordinary Shares outstanding on such date of issue plus the number of Ordinary Shares which the aggregate consideration receivable by the Issuer for such securities (determined as provided in Condition 5.3(B)(ii) below) would purchase at such Closing Price per Ordinary Share and of which the denominator shall be the number of Ordinary Shares outstanding on such date of issue plus the number of Ordinary Shares to be issued upon conversion or exchange of such convertible or exchangeable securities or upon exercise of such rights of subscription attached thereto at the initial conversion, exchange or subscription price or rate. Such adjustment shall become effective as at the date upon which such securities shall be issued.

     (b) If and whenever the rights of conversion or exchange or subscription attached to any such securities as are referred to in section (iii)(a) of this Condition 5.3(A) are modified so that the consideration per Ordinary Share receivable by the Issuer upon conversion or exchange of, or upon exercise of such rights of subscription attached to, such securities (determined as provided in Condition 5.3(B)(ii) below) shall be less than the Closing Price per Ordinary Share on the dealing day last preceding the date of announcement of the proposals to modify such rights of conversion or exchange or subscription, the Conversion Price shall be adjusted in relation to conversions of the Bonds subsequent to such modification by multiplying the Conversion Price in effect immediately prior to such modification by a fraction of which the numerator shall be the number of Ordinary Shares outstanding on such date of modification plus the number of Ordinary Shares which the aggregate consideration receivable by the Issuer for such securities (determined as provided in Condition 5.3(B)(ii) below) would purchase at such Closing Price per Ordinary Share and of which the denominator shall be the number of Ordinary Shares outstanding on such date of modification plus the number of Ordinary Shares to be issued upon conversion or exchange of such securities or upon exercise of such rights of subscription attached thereto at the modified conversion, exchange or subscription price or rate. Such adjustment shall become effective as at the date upon which such modification shall take effect. A right of conversion, exchange or subscription shall not be treated as modified for the foregoing purposes where it is adjusted to take account of rights and capitalisation issues and other events normally giving rise to adjustment of conversion terms or provisions similar to that in Condition 5.3(A)(i).

          (iv) If and whenever the Issuer shall capitalise any amount of profits or reserves and apply the same in paying up in full the nominal value of any Ordinary Shares to be issued to the holders of Ordinary Shares or to any of them, the Conversion Price shall be adjusted in relation to conversions of the Bonds subsequent to such issue by multiplying it by a fraction of which the numerator shall be the aggregate nominal amount of the issued Ordinary Shares immediately before such issue and of which the denominator shall be the aggregate nominal amount of the issued Ordinary Shares immediately after such issue and such adjustments shall become effective as at the date upon which such additional Ordinary Shares shall be issued.

          (v) If and whenever the Issuer shall make any Capital Distribution to the holders of Ordinary Shares then, except where the Conversion Price falls to be adjusted under Condition 5.3(A)(iv) above, the Conversion Price shall be adjusted in relation to conversions of the Bonds subsequent to such Capital Distribution by multiplying it by a fraction of which the numerator shall be the Closing Price per Ordinary Share on the Operative Date and the denominator shall be the Closing Price per Ordinary Share on the dealing day last preceding the Operative Date. Such adjustment shall become effective as at the date on which the Capital Distribution is actually made.

          (vi) If and whenever the Issuer shall issue any Ordinary Shares by way of rights to the holders of Ordinary Shares or shall grant any options or warrants to the holders of Ordinary Shares entitling them to subscribe for or purchase Ordinary Shares at, in any such case, a price per Ordinary Share less than the Closing Price per Ordinary Share on the dealing day last preceding the date of announcement of the terms of such issue or grant, the Conversion Price shall be adjusted in relation to conversions of the Bonds subsequent to such issue or grant by multiplying the Conversion Price in effect immediately prior to such date of announcement by a fraction of which the numerator shall be the number of Ordinary Shares outstanding on such date of announcement plus the number of Ordinary Shares which the aggregate amount payable for such rights, options or warrants and for the total number of Ordinary Shares comprised therein would purchase at such Closing Price per Ordinary Share and of which the denominator shall be the number of Ordinary Shares outstanding on such date of announcement plus the aggregate number of additional Ordinary Shares issued or, as the case may be, comprised in the grant. Such adjustment shall become effective as at the date of issue of the Ordinary Shares or the date of grant of the options or warrants (as the case may be).

          (vii)If and whenever the Issuer shall issue any securities by way of rights to the holders of Ordinary Shares or shall grant any options or warrants to the holders of Ordinary Shares entitling them to subscribe for or purchase any securities by way of rights (whether in any such case such securities are of the Issuer or any other entity, but excluding any issue or grant which may result in an adjustment of the Conversion Price pursuant to Condition 5.3(A)(vi) above), the Conversion Price shall be adjusted in relation to conversions of the Bonds subsequent to such issue or grant by multiplying the Conversion Price in effect immediately prior to the date of the announcement of such issue or grant by the fraction:


                                      A - B

                                        A

                    where:


                    A is the Closing Price per Ordinary Share on the dealing day last preceding such date of announcement; and

                    B is the fair market value as at such date of announcement (as determined in good faith by a merchant or investment bank in London selected by the Issuer and approved by the Trustee) of the portion of the rights attributable to one Ordinary Share.

                         Such adjustment shall become effective as at the date of issue of the securities or the date of grant of the options or warrants (as the case may be).

               (viii) Where  the  circumstances  giving  rise to any  adjustment pursuant to this Condition 5.3 have already resulted or will result in an adjustment to the Conversion Price or where the circumstances giving rise to any adjustment arise by virtue of any other circumstances which have already given or will give rise to an adjustment to the Conversion Price or where more than one event which gives rise to an adjustment to the Conversion Price, occurs within such a short period of time that, in the opinion of the Auditors, a modification to the operation of the adjustment provisions is required to give the intended result, such modification shall be made to the operation of the adjustment provisions as may be determined by the Issuer and approved in writing by the Trustee to be in its opinion appropriate to give the intended result.

               (ix) If any doubt shall arise as to the appropriate adjustment to the Conversion Price, a certificate of the Auditors in respect of such adjustment to the Conversion Price shall be conclusive and binding on all concerned, save in the case of manifest or proven error.

     (B) For the purposes of any calculation of the consideration receivable pursuant to Conditions 5.3(A)(ii) and 5.3(A)(iii)(b) above, the following provisions shall be applicable:

               (i) in the case of the issue of Ordinary Shares for cash, the aggregate consideration receivable shall be the amount of such cash, provided that in no case shall any deduction be made for any commissions or any expenses paid or incurred by the Issuer for any underwriting of the issue or otherwise in connection therewith; and

               (ii) in the case of the issue of securities  convertible  into or exchangeable for, or carrying rights of subscription for, Ordinary Shares (a) the aggregate consideration receivable by the Issuer therefor shall be deemed to be the consideration received or receivable by the Issuer for any such securities plus the additional minimum consideration (if any) to be received by the Issuer or the issuer upon conversion or exchange thereof, or upon exercise of such rights of subscription attached thereto (the consideration in each case to be determined subject to the proviso in (A) immediately above) and (b) the consideration per Ordinary Share receivable by the Issuer upon conversion or exchange of, or upon exercise of such rights of subscription attached to, such securities shall be such aggregate consideration (translated into pounds sterling, if expressed in a currency other than pounds sterling, at such rate of exchange as may be determined by a bank approved by the Trustee to be the spot rate ruling at the close of business on the date of issue of such securities) divided by the number of Ordinary Shares to be issued upon such conversion or exchange or exercise at the initial conversion, exchange or subscription price or rate.

          (C) If the Conversion Date in relation to any Bonds shall be after the record date for any such issue, distribution or grant (as the case may be) as is mentioned in Conditions 5.3(A)(iii)(a) to 5.3(A)(vii) inclusive of this Condition or any such issue as is mentioned in Condition 5.3(A)(ii) or 5.3(A)(iii)(a) of this Condition which is made to the holders of Ordinary Shares or any of them but before the date of issue of the Ordinary Shares or other securities (in the case of Conditions 5.3(A)(ii), 5.3(A)(iii)(a) and 5.3(A)(iv)), before the date that the Capital Distribution is actually made (in the case of Condition 5.3(A)(v)) or before the date on which the issue or grant is made (in the case of Condition 5.3(A)(vii)), the Issuer shall procure that there shall be issued to the converting Holder or in accordance with the instructions contained in the notice of conversion (subject to any applicable laws or other regulations) such additional number of Ordinary Shares as, together with the Ordinary Shares issued or to be issued on conversion of the relevant Bonds, is equal to the number of Ordinary Shares which would have been required to be issued on conversion of such Bonds if the relevant adjustment (more particularly referred to in the said sub-paragraphs) to the Conversion Price had in fact been made immediately after the relevant record date. Such additional Ordinary Shares will be allotted as at, and within 28 days after, the relevant Conversion Date and certificates for such Ordinary Shares will be despatched within 28 days after the relevant issue, distribution or grant.

5.4 No adjustment will be made if it would result in an increase in the Conversion Price (otherwise than by reason of a consolidation of Ordinary Shares pursuant to Condition 5.3(A)(i)).

5.5 Notwithstanding any other provision of these Conditions, no adjustment will be made to the Conversion Price when Ordinary Shares or other securities (including rights, warrants or options) are issued, offered or granted to employees or secondees (including Directors holding executive office) of the Issuer or any subsidiary or any associated company or joint ventures of the Issuer pursuant to any employees' share scheme (as defined in section 743 of the Companies Act 1985 of Great Britain) (or an equivalent scheme which is extended to secondees), or in respect of any offer or issue of, or grant of rights to subscribe for, Ordinary Shares in lieu of the whole or part of a cash dividend (where the cash dividend would not have constituted a Capital Distribution) save to the extent that the value of such Ordinary Shares, as determined by a merchant or investment bank in London of international repute, selected by the Issuer and approved in writing by the Trustee, exceeds the value of such cash dividend.

5.6 On the calculation of any adjustment, the resultant Conversion Price shall be rounded down to the nearest 1p. No adjustment will be made to the Conversion Price where such adjustment would be less than one per cent. of the Conversion Price then in effect. Any adjustment not required to be made and any amount by which the Conversion Price has been rounded down will be carried forward and taken into account in any subsequent adjustment as if the same had been made or had not been rounded down. No adjustment will be made to the Conversion Price to the extent the adjustment would result in the Ordinary Shares being issued at less than their nominal value. Holders will be given notice promptly of all adjustments in accordance with Condition 18.

5.7 If the Issuer (after consultation with the Trustee) or the Trustee (after consultation with the Issuer) determines that an adjustment should be made to the Conversion Price as a result of one or more events or circumstances not referred to in Condition 5.3, the Issuer shall, at its own expense and acting reasonably, request a financial adviser, selected by the Issuer and approved in writing by the Trustee, acting as an expert and not an arbitrator, to determine as soon as practicable what adjustment (if any) to the Conversion Price is fair and reasonable to take account thereof and the date on which such adjustment should take effect and upon such determination such adjustment (if any) shall be made and shall take effect in accordance with such determination.

5.8 (A) If, so long as the Conversion Right in respect of any of the Bonds remains exercisable, an effective resolution is passed or an order of a court of competent jurisdiction is made that the Issuer be wound up or dissolved (otherwise than for the purposes of a reconstruction, merger or consolidation the terms whereof have previously been approved in writing by the Trustee or by an Extraordinary Resolution), notice thereof shall forthwith be given to the Holders in accordance with these Conditions and each Holder shall (whether or not the Conversion Right attaching to his Bonds is then otherwise exercisable) be entitled at any time after the passing of such resolution or (as the case may be) the making of such order until the expiration of six weeks after the date of such notice (but not thereafter) to elect (by delivering as aforesaid a notice of conversion duly signed and completed and otherwise complying with this Condition) to be treated as if his Bonds had been converted at the date of the passing of such resolution or (as the case may be) the making of such order. Upon such deemed conversion the Holder's rights and interests in such Bonds shall lapse. Subject as provided in this paragraph, the Conversion Right shall lapse in the event of a resolution being passed or an order of a court of competent jurisdiction being made that the Issuer be wound up or dissolved (otherwise than as aforesaid). Interest in respect of any Bonds treated as so converted shall cease to accrue as from the date of the passing of such resolution or (as the case may be) the making of such order.

     (B) If the Trustee shall give notice to the Issuer that the Bonds are immediately due and repayable otherwise than because of the passing of an effective resolution or the making of an order of a court of competent jurisdiction for the winding up or dissolution of the Issuer, notice of such fact shall be given by the Issuer to the Bondholders in accordance with these Conditions and each Bondholder shall (whether or not the Conversion Right attaching to his Bond is then otherwise exercisable) be entitled at any time after the date on which the Bonds become so due and repayable until the expiry of six weeks after the date of such notice (but not thereafter) (by delivering as aforesaid a notice of conversion duly signed and contemplated and otherwise complying with this Condition), in lieu of having his Bond repaid, to exercise the Conversion Right pursuant to such provisions in respect of such Bond as at the date of such notice by the Trustee. Subject as provided in this paragraph, the Conversion Right shall lapse in the event that the Trustee shall give notice to the Issuer that the Bonds are immediately due and repayable (otherwise than as aforesaid). Interest on any Bonds so converted shall cease to accrue as from the date of such notice by the Trustee.

5.9 Ordinary Shares will not be available prior to the "abolition day" as defined in section 111(1) of the Finance Act 1990 of the United Kingdom for issue upon conversion of any Bond or upon subscription by the Trustee (A) to, or to an agent or nominee for, Euroclear or Clearstream Luxembourg or any other person providing a clearance service within the meaning of section 70 or 96 of the Finance Act 1986 of the United Kingdom or (B) to, or to an agent or nominee for, a person whose business is or includes issuing depositary receipts within the meaning of section 67 or 93 of the Finance Act 1986 of the United Kingdom.

5.10 The Trust Deed provides that the Trustee may at its absolute discretion (and without any responsibility for any loss occasioned thereby), after the seventh day immediately prior to the date fixed for redemption from time to time of any of the Bonds, and up to but excluding the date fixed for such redemption elect to apply the principal in respect of such of the Bonds due for redemption on such date (other than Bonds in respect of which (A) a Conversion Right has been exercised by the Holder under these Conditions or
     (B) the Holder has on or prior to the seventh day prior to such date of redemption given written notification to the Trustee in accordance with Clause 4.2 of the Trust Deed that it does not wish the Trustee to apply the principal of such Holder's Bonds to subscribe for Ordinary Shares in accordance with the discretion granted to the Trustee in this Condition 5.10) (in this Condition 5.10 referred to as the "Unexercised Bonds") in subscribing that number of Ordinary Shares into which the Unexercised Bonds would have been converted had they been converted on the seventh day prior to such redemption date (after making any appropriate adjustments to the Conversion Price in respect of transactions since that day) if the Trustee is satisfied that (i) the net proceeds of sale of the Ordinary Shares arising from such subscription (disregarding any liability (other than a liability which may be recovered from the Trustee) to taxation consequent thereon) would be likely to exceed the principal and interest which would otherwise be payable in respect of the Unexercised Bonds and (ii) all (if any) necessary consents have been obtained. No interest shall accrue from the Interest Payment Date immediately preceding such redemption date in respect of such Unexercised Bonds. The Ordinary Shares allotted on such subscription shall be sold by, or on behalf of, the Trustee as soon as practicable and (subject to any necessary consents being obtained and to the deduction by the Trustee of an amount equal to any taxation which may be recovered from the Trustee and any costs incurred by the Trustee on such allotment and sale) the net proceeds of sale shall be paid to the Registrar for distribution rateably to the holders of the Unexercised Bonds. Payments will be made in accordance with Condition 7.

5.11 Ordinary Shares allotted on conversion will be fully paid and will rank pari passu in all respects with the fully paid Ordinary Shares in issue on the Conversion Date, except that the Ordinary Shares so allotted will not rank for any dividend or other distribution declared or paid or made by reference to a record date for the payment of a dividend or other distribution with respect to the Ordinary Shares prior to such Conversion Date or in respect of any financial period ended prior to such Conversion Date. No payment or adjustment shall be made on conversion for any interest accrued on the relevant Bonds since the last Interest Payment Date preceding the Conversion Date relating to such Bonds (or, if such Conversion Date falls before the first Interest Payment Date, since the Closing Date).

6.   Stock Exchange listing

6.1 If the Bonds are listed on a Recognised Stock Exchange, the Issuer will thereafter use all reasonable endeavours to maintain such listing.

6.2 The Issuer shall use all reasonable endeavours to ensure that the Ordinary Shares issued upon conversion of any Bonds shall be admitted to the Official List by the UK Listing Authority and will be listed, quoted or dealt in on any other stock exchange or securities market on which the
     Ordinary Shares may then be listed or quoted or dealt in and will thereafter use all reasonable endeavours to maintain such listing, quotation or dealing (as the case may be).

7.   Payments

7.1 Payment of principal and interest in respect of Bonds will be made to the persons shown on the Register at the close of business on the day falling fourteen days prior to the date on which the relevant payment is due (the "Record Date"). Such payments will be made by transfer to a sterling bank account specified by the Holder unless the Holder has requested that payment is made by sterling cheque posted to the Holder at his registered address on the business day prior to the due date for payment. All payments in respect of the Bonds will be made subject to such (if any) other provisions as are set out in these Conditions and the Trust Deed and to any fiscal or other laws and regulations applicable in the place of payment but without prejudice to the provisions of Condition 11.

7.2 If, in the case of payment by transfer as referred to above, the due date for payment of any amount of principal or interest is not a business day, then payment shall be made on the next following business day and Holders shall not be entitled to any further interest or other payment in respect of any such delay. In this paragraph, "business day" means, in relation to any place, any day (not being a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments in London.

8.   Events of Default and Enforcement

8.1 If an effective resolution is passed, or an order of a court of competent jurisdiction is made, for the Insolvency of the Issuer (otherwise than for the purposes of a consolidation, amalgamation, merger or reconstruction the terms of which have previously been approved in writing by the Trustee or by an Extraordinary Resolution or by a court of competent jurisdiction under which the continuing corporation or the corporation formed as a result of such consolidation, amalgamation, merger or reconstruction effectively assumes the entire obligations of the Issuer in respect of the Bonds), the Bonds shall automatically thereby forthwith become, immediately due and repayable at their principal amount together with accrued interest as provided in the Trust Deed without the requirement for any notice thereof by the Trustee or the Bondholders.

8.2 If a default is made for a period of seven days or more in the payment of any principal due in respect of the Bonds or the payment of an amount equal to the net proceeds of sale of any Relevant Bonds pursuant to Condition
     13.5 or for a period of 14 days or more in the payment of any interest due in respect of the Bonds, the Trustee may, subject as set out in Condition 8.4, institute proceedings for the Insolvency of the Issuer.

8.3 Without prejudice to Conditions 8.1 and 8.2 above if default is made in the performance or observation by the Issuer of any obligation, condition or provision under the Bonds or the Trust Deed (other than any obligation for the payment of any amount due in respect of the Bonds) or if any event occurs or any action is taken or fails to be taken which is (or, but the provisions of any applicable law, would be) a breach of any of the covenants or provisions of the Trust Deed or the Bonds then the Trustee may, subject as set out in Condition 8.4, institute such proceedings against the Issuer as it may think fit or as it shall be directed or requested pursuant to Condition 8.4 in order to enforce such obligation, condition, provision or covenant provided that the Issuer shall not as a consequence of such proceedings be obliged to pay any sum or sums representing or measured by reference to principal or interest in respect of the Bonds sooner than the same would otherwise have been payable by it. Such proceedings may only be instituted if a default thereunder by the Issuer is not remedied (where, in the opinion of the Trustee, such default is capable of being remedied) within 30 days after notice requiring such default to be remedied has been given by the Trustee to the Issuer.

8.4 The Trustee shall not be bound to institute any of the proceedings or take any other action referred to in Conditions 8.2 or 8.3 or to take any other action under the Trust Deed unless (A) it shall have been so directed by an Extraordinary Resolution of the Holders or so requested in writing by the holders of at least one-quarter in principal amount of the Bonds then outstanding and (B) it shall have been indemnified to its satisfaction.

8.5 No Holder shall be entitled to proceed directly against the Issuer unless the Trustee, having become bound so to do, fails to do so within a reasonable period and such failure shall be continuing. No Holder shall be entitled to institute proceedings for the Insolvency of the Issuer unless the Trustee, having become bound to proceed against the Issuer as aforesaid, fails to do so or, being able and bound to prove in any Insolvency of the Issuer fails to do so, in which case such Holder may, on giving an indemnity satisfactory to the Trustee, in the name of the Trustee (but not otherwise), himself institute proceedings for the Insolvency of the Issuer and/or prove in any Insolvency of the Issuer to the same extent (but not further or otherwise) that the Trustee would have been entitled to do so in respect of the Bonds.

8.6 No remedy against the Issuer, other than as specifically provided by this Condition 8, shall be available to the Holders, whether for the recovery of amounts owing under the Bonds or in respect of any breach by the Issuer of any of its obligations under the Bonds or any of the provisions of the Trust Deed.

9.   Purchase of own shares

     The Trust Deed contains authority for the Issuer to exercise such rights as it may from time to time enjoy to purchase its own shares throughout the life of the Bonds without being required to obtain the prior sanction of Holders and without further reference to them.

10.  Taxation

     All payments in respect of the Bonds shall be made without withholding, or deduction of, or on account of, any taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or in the United Kingdom or by any authority thereof or therein having power to tax (together "Taxes"), unless such withholding or deduction is required by law in which case payments will be made net of any such Taxes. The Issuer will not be obliged to gross up on account of any such Taxes.

11.  Prescription

11.1 The Issuer shall be discharged from its obligation to pay principal on any Bonds to the extent that a cheque which has been duly despatched in sterling remains uncashed at the end of the period of 10 years from the Relevant Date in respect of such payment. The Issuer shall be discharged from its obligation to pay interest on any Bonds to the extent that a cheque which has been duly despatched in sterling remains uncashed at the end of the period of five years from the Relevant Date in respect of such payment.

11.2 For this purpose, the "Relevant Date" in respect of any payment means the date on which such payment first becomes due and payable but, if the full amount of the moneys payable on such date has not been received by the Registrar or the Trustee on or prior to such date, the "Relevant Date" means the date on which such moneys shall have been so received and notice to that effect shall have been given to the Holders by the Issuer in accordance with Condition 18.

12.  Registration

     The Issuer will cause to be kept at JPMorgan Chase Bank, Institutional Trust Services of 1 Chaseside, Ground Floor, Bournemouth BH7 7DA (or such other place in England or Wales as the Registrar may notify Holders in accordance with Condition 18) (the "Specified Office") of the Registrar for the time being a register (the "Register") on which shall be entered the names and addresses of the subscribers of the Bonds or, as the case may be, of the latest transferees of the same notified to the Registrar in accordance with Condition 13, together with the particulars of the Bonds held by them respectively, of all transfers of Bonds and of any entitlement to any interest payment which may be due notwithstanding conversion of the relevant Bonds. The Issuer reserves the right, with the prior written approval of the Trustee, at any time to vary or terminate the appointment of the Registrar and to appoint another or a further Registrar, provided that there will at all times be a Registrar with a Specified Office in England or Wales. Any variation or termination of appointment shall only take effect (other than in the case of insolvency of the Registrar, when it shall be of immediate effect) after not less than 21 nor more than 30 days' notice thereof shall have been given to the Holders in accordance with Condition 18 and any change in the Specified Office of the Registrar shall also be promptly so notified.

13.  Transfer of Bonds

13.1 Bonds may, subject to the provisions of this Condition 13, the Trust Deed and the Registrar Agreement, be transferred by the registered holder free of and without regard to any set-off, counterclaim or equities between the Issuer and the first or any subsequent registered holder of such Bonds, in amounts and integral multiples of GBP100,000, by delivery to the Specified Office of a form of transfer in respect thereof in writing duly completed and signed and upon compliance with such reasonable requirements as the Issuer and the Registrar may prescribe without service charge but upon payment of any taxes, duties and other governmental charges in respect of such transfer. No transfer of Bonds shall be recognised by the Issuer unless entered on the Register. No transfers of Bonds shall be entered on the Register after the date 14 days before the Final Redemption Date. Bonds may be registered only in the name of, and transferred only to, a named person (or persons, not exceeding four in number) and the Registrar will not accept transfers of Bonds to "bearer". The Registrar will within 14 days of any duly made request to register the transfer of Bonds enter the transferee in the Register. (For further details, see "Selling Restrictions" on page 58 of these Listing Particulars.)

13.2 No holder of any Bonds may reoffer, sell, assign, transfer or otherwise dispose of Bonds other than:

     (A) to a person whom the seller reasonably believes is a Qualified Institutional Buyer within the meaning of Rule 144A ("Rule 144A") under the United States Securities Act of 1933 (the "Securities Act") in a transaction meeting the requirements of Rule 144A;

     (B) in an offshore transaction meeting the requirements of Rule 903 or Rule 904 under Regulation S under the Securities Act;

     (C) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available); or

     (D) to an institutional "accredited investor" (as defined in Rule 501(A)(1), (2), (3) or (7) of Regulation D under the Securities Act) that, prior to such transfer, furnishes to the Registrar a signed certificate containing certain representations and agreements relating to such transfer (a form of which certificate is attached as Schedule 6 to the Trust Deed)

     and in accordance with all applicable securities laws of any other jurisdiction.

13.3 In connection with any transfer of Bonds, other than to the Issuer in connection with a redemption of Bonds, the Directors shall have the right to require the transferee of such Bonds to execute and deliver to the Directors appropriate certificates in a form acceptable to the Directors in their sole discretion, including, if requested by the Directors, an opinion of counsel acceptable to the Directors, acting reasonably, that such transaction is in compliance with the restrictions set out in Condition 13.2.

13.4 (A) The Issuer covenants that the Issuer shall not, and shall procure that its affiliates, agents or intermediaries do not, directly, or indirectly sell securities of the Issuer (other than short-term paper) to more than 75 United States Persons who are beneficial owners or take any other actions that would result in the Issuer having to register as an investment company under the U.S. Investment Company Act of 1940 (the "Investment Company Act").

     (B) The Issuer covenants that if it or its affiliates, agents or intermediaries directly or indirectly sell securities of the Issuer (other than short-term paper) to any United States Person who is a beneficial owner, it shall procure that such United States Person agrees to comply with substantially identical transfer restrictions in respect of its securities as the Holders are required to comply with in respect of the Bonds.

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

     (C) In the event that the Issuer, its affiliates, agents or intermediaries directly or indirectly sell or sells securities of the Issuer to more than 75 United States Persons who are beneficial owners or any other event occurs that would result in the issuer having to register as an investment company under the Investment Company Act, the Issuer covenants that it will take all necessary actions to comply with the Investment Company Act. Without limiting the generality of the above, the Issuer shall use its best endeavours to take advantage of any statutory exemption or rule-based exemption to registration under the Investment Company Act and if no statutory exemption or rule-based exemption is then available to it, it will apply to the U.S. Securities and Exchange Commission for such exemptive relief as may be needed to ensure that it need not register as an investment company under the Investment Company Act.

13.5 If it shall come to the notice of the Directors that any Bonds:

     (A) are or may be owned or held directly or beneficially such that the aggregate number of United States Persons who are holders or beneficial owners (which for these purposes shall include beneficial ownership by attribution pursuant to section 3(c)(1)(A) of the Investment Company Act) of Bonds or other securities of the Issuer, including Ordinary Shares (other than certain short-term paper) and who acquired securities of the Issuer from the Issuer or its agents or affiliates ("direct purchasers") or any U.S. resident transferee of any direct purchaser ("Private Offering Holders") is or may be more than 75; or

     (B) are or may be owned or held directly or beneficially by any persons to whom a transfer of Bonds or whose ownership or holding of any Bonds might in the opinion of the Directors require registration of the Issuer as an investment company under the Investment Company Act, the  Directors may, and:

     (C) if it shall come to the notice of the Directors that any Bonds are or may be owned or held directly or beneficially by any person who is a pension or other benefit plan subject to Title 1 of the United States Employee Retirement Income Security Act of 1974, as amended ("ERISA") and in the opinion of the Directors the assets of the Issuer may be considered "plan assets" within the meaning of regulations adopted under ERISA the Directors shall be required to, serve a notice (hereinafter called a "Transfer Notice") upon the person (or any one of such persons where Bonds are registered in joint names) appearing in the Register as the registered owner (the
          "Vendor")  of  any of  the  Bonds  concerned  (the  "Relevant  Bonds")
          requiring the Vendor within a period of 30 days from receipt of the Transfer Notice to serve a notice on the Issuer that it wishes to redeem the Relevant Bonds at their principal amount plus interest accrued to, but excluding, the date of redemption or to convert the Relevant Bonds into Ordinary Shares in accordance with Condition 5.2 and if the Vendor has not served notice in respect of such redemption and conversion has not taken place within the said 30 days, allowing the Issuer to sell the Relevant Bonds on behalf of the Vendor either itself or by instructing a member of the London Stock Exchange to sell them in accordance with the best practice then obtaining to any person who, in the sole and conclusive determination of the Directors, would not fall within (A), (B) or (C) above and whose ownership or holding of such Bond or Bonds would not result in the aggregate number of United States Persons who are beneficial owners or holders of Bonds or other securities of the Issuer (other than certain short-term securities) being 75 or more (such person being hereinafter called an "Eligible Transferee"). For this purpose the Directors may authorise in writing any officer or employee of the Issuer to execute on behalf of the holder or holders of the Relevant Bonds a transfer of the Relevant Bonds to the purchaser or purchasers and an instrument of transfer executed by that person will be as effective as if it had been executed by the holder of, or the person entitled by transmission to, the Relevant Bonds. The purchaser will not be bound to see to the application of the purchase moneys nor will his title to the Relevant Bonds be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale of the Relevant Bonds shall be received by the Issuer, whose receipt shall be a good discharge for the purchase moneys, and will belong to the Issuer and, upon their receipt, the Issuer will become indebted to the former registered owner of, or person entitled by transmission to, the Relevant Bonds for an amount equal to the net proceeds of transfer upon surrender by him or them of the certificate of the Relevant Bonds which the Vendor shall forthwith be obliged to deliver to the Issuer. Notice of receipt of proceeds by Issuer shall be given to relevant Holders. No trust will be created in respect of the debt and no interest will be payable in respect of it and the Issuer will not be required to account for any moneys earned from the net proceeds of transfer which may be employed in the business of the Issuer or as it thinks fit. The Issuer may register the transferee or transferees as the registered owner or owners of the Relevant Bonds and issue to him or them a certificate for the same and thereupon the transferee or transferees shall become absolutely entitled thereto. On and after the date of such Transfer Notice, and until registration of a transfer of the Relevant Bonds to which it relates pursuant to the provisions of this paragraph, the rights and privileges attaching to the Relevant Bonds shall be suspended and not capable of exercise.

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

13.6 A Holder shall not transfer Bonds without completing and delivering to the Registrar a transfer certificate in the form set out in Schedule 5 and, if appropriate, Schedule 6 of the Trust Deed duly completed by the transferor and the proposed transferee. The Registrar shall refuse to register any purported transfer of Bonds for which a transfer certificate has not been duly completed and delivered, duly stamped, and such purported transfer shall be null, void and without effect.

13.7 A person who becomes aware that his holding, directly or beneficially, of Bonds will, or is likely to, fall within any of subparagraphs (A), (B) or
     (C) above or, being a Private Offering Holder and a beneficial owner or holder of Bonds, becomes aware that the aggregate number of Private
     Offering Holders who are beneficial owners or holders of Bonds or other securities of the Issuer (other than certain short-term securities) is more than 75, shall forthwith, unless he has already received a Transfer Notice in accordance with the foregoing, give a request in writing to the Directors for the issue of a Transfer Notice in accordance with the foregoing. Every such request shall be accompanied by the certificate or certificates for the Bonds to which it relates. For the avoidance of doubt, the receipt of such request will not oblige the Directors to issue a Transfer Notice. The issue of a Transfer Notice shall be in the sole discretion of the Directors. A person shall have no liability for its failure to make a request in accordance with this Condition 13.7 other than the obligation by such person to comply with a Transfer Notice in accordance with Condition 13.5.

13.8 Subject to the provisions of the Trust Deed, the Directors shall, unless any Director has reason to believe otherwise, be entitled to assume without enquiry that none of the Bonds are held in such a way as to entitle or require the Directors to serve a Transfer Notice in respect thereof. The Directors may, however, at any time and from time to time call upon any registered owner (or any one of joint owners) of Bonds by notice in writing to provide such information and evidence as they shall reasonably require for the purpose of determining any matter connected with or in relation to such registered owner of Bonds relating to compliance by the Issuer with applicable provisions of the U.S. Investment Company Act of 1940, the Securities Act and ERISA. In the event of such information and evidence not being so provided within such reasonable period (not being less than 21 days after service of the notice requiring the same) as may be specified by the Directors in the said notice, the Directors may, in their absolute discretion, treat any Bond held by such registered owner or joint owner as being held in such a way as to entitle or require them to serve a Transfer Notice in respect thereof.

13.9 The Directors shall not be required to give any reasons for any decision, determination or declaration taken or made in accordance with the powers granted hereby. The exercise of the powers conferred by the foregoing shall not be questioned or invalidated in any case on the ground that there was insufficient evidence of direct or beneficial ownership or holding of Bonds by any person or that the true direct or beneficial owner or holder of any Bonds was otherwise than as appeared to the Directors at the relevant date provided that the said power shall have been exercised in good faith.

13.10 In this Condition:

     (A) "United States Person" or "U.S. Person" means a person resident in the United States, a corporation, partnership or other entity created or organised in or under the laws of the United States, or any estate or trust the income of which is subject to United States federal income taxation regardless of its source or any other person, entity, trust or estate included within the definition of "U.S. Person" in Rule 902(k) under the United States Securities Act of 1933, as amended;

     (B) securities that are sold or acquired "directly or indirectly" by the Issuer or its affiliates, agents or intermediaries are securities that are knowingly sold by the Issuer or its affiliates, agents or intermediaries and are acquired directly or indirectly from the issuer or its agents, affiliates or intermediaries or are acquired in a transaction with the direct or indirect involvement of the Issuer or its agents, affiliates or intermediaries;

     (C)  "beneficial owner" means a person who has the beneficial  ownership of
          securities  by  attribution   pursuant  to  Section   3(c)(1)  of  the
          Investment Company Act;

     (D)  "short-term   paper"  has  the  meaning  ascribed  to  it  in  Section
          3(c)(1)(A) of the Investment Company Act; and

     (E)  "acquired   securities"   means   securities   acquired   directly  or
          indirectly.

14.  Meetings of Holders, Modification, Waiver and Substitution

14.1 The Trust Deed contains provisions for convening meetings of Holders to consider any matter affecting their interests including the modification by Extraordinary Resolution of any of these Conditions or any of the provisions of the Trust Deed.

14.2 The quorum at any such meeting for passing an Extraordinary Resolution will be:

     (A) at the first meeting, one or more persons holding or representing (a) in the case of a meeting which includes any of the matters set out in the proviso to paragraph 5 of Schedule 4 to the Trust Deed, not less than three quarters, or (b) in the case of any other first meeting a clear majority in principal amount of the Bonds for the time being outstanding; and

     (B) at the first adjourned meeting one or more persons being or representing Holders and holding or representing one or more persons being or representing Holders (a) in the case of a meeting which includes any of the matters set out in the proviso to paragraph 5 of
          Schedule 4 to the Trust Deed, a clear majority or (b) in the case of any other first adjourned meeting any principal amount of the Bonds so held or represented; and

     (C) at all subsequent adjourned meetings one or more persons being or representing Holders and holding or representing (a) in the case of meeting which includes any of the matters set out in the proviso to paragraph 5 of Schedule 4 to the Trust Deed, one quarter or (b) in the case of any other subsequent adjourned meeting any principal amount of the Bonds so held or represented.

14.3 An Extraordinary Resolution passed at any meeting of Holders will be binding on all Holders, whether or not they are present at the meeting and whether or not they voted.

14.4 Save as provided in the next sentence, the Trustee may agree, without the consent of the Holders, to any modification of, or to any waiver or authorisation of any breach or proposed breach of, any of these Conditions or any of the provisions of the Trust Deed which, in the opinion of the Trustee, is not materially prejudicial to the interests of the Holders or to any modification which is of a formal, minor or technical nature or to correct a manifest or proven error. Such power does not extend to any of the matters listed in the proviso to Clause 5 of the Fourth Schedule to the Trust Deed.

14.5 Subject as provided in the Trust Deed, the Trustee, if it is satisfied that so to do would not be materially prejudicial to the interests of the Holders, may agree with the Issuer, without the consent of the Holders to
     (a) the substitution on a subordinated basis equivalent to that referred to in Condition 2 of any successor in business (as defined in the Trust Deed) of the Issuer in place of the Issuer in respect of the Trust Deed and the Bonds; and (b) such amendments or modifications to these Conditions or the Trust Deed as may be necessary to comply with the Listing Rules of the UK Listing Authority in connection with any listing of the Bonds pursuant to Condition 6.

14.6 In connection with the exercise by it of any of its trusts, powers, authorities and discretions (including, without limitation, any modification, waiver, authorisation or substitution), the Trustee shall have regard to the general interests of the Holders as a class but shall not have regard to any interests arising from circumstances particular to individual Holders (whatever their number) and, in particular but without limitation, shall not have regard to the consequences of any such exercise for individual Holders (whatever their number) resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory or any political sub-division thereof and the Trustee shall not be entitled to require, nor shall any Holder be entitled to claim, from the Issuer, the Trustee or any other person any indemnification or payment in respect of any tax consequences of any such exercise upon individual Holders.

14.7 Any such modification, waiver, authorisation or substitution shall be binding on all Holders and, unless the Trustee agrees otherwise, any such modification or substitution shall be notified to the Holders in accordance with Condition 18 as soon as practicable thereafter.

14.8 The Trust Deed provides that the Trustee may rely on certificates or reports from the Auditors or any other expert or other person in accordance with the provisions of these Conditions or the Trust Deed whether or not any such certificate or report or engagement letter or other document entered into by the Trustee and the Auditors or any other such expert or other person in connection therewith contains any limit on the liability (whether monetary or otherwise) of the Auditors or any other such expert or other person.

15.  Replacement of Bonds

     Should any Bond be lost, stolen, mutilated, defaced or destroyed it may be replaced at the specified office of the Registrar subject to applicable laws and stock exchange requirements upon payment by the claimant of the expenses, taxes and duties incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may reasonably require. Mutilated or defaced Bonds must be surrendered before replacements will be issued.

16.  Contracts (Rights of Third Parties) Act 1999

     No person shall have any right to enforce any term or condition of the Bonds by virtue of the Contracts (Rights of Third Parties) Act 1999 but this does not affect any right or remedy of any person which exists or is available apart from that Act.

17.  Indemnification of the Trustee

     The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility including provisions relieving it from taking any action unless indemnified to its satisfaction. The Trustee is entitled to enter into business transactions with the Issuer or any Subsidiary without accounting for any profit resulting therefrom.

18.  Notices

     All notices regarding the Bonds will be valid if delivered or mailed by first-class post to the holders of the Bonds at their respective addresses as shown in the Register and, if mailed, shall be deemed to have been served on the day following the date of posting.

19.  Further issues

     The Issuer is at liberty from time to time without the consent of the Holders to create and issue further bonds or notes (whether in registered or bearer form) either (a) ranking pari passu in all respects, and so that the same shall be consolidated and form a single series, with the outstanding bonds or notes of any series (including the Bonds) constituted by the Trust Deed or any supplemental trust deed, or (b) upon such terms as to ranking, interest, conversion, redemption and otherwise as the Issuer may determine at the time of the issue provided that the holders of such bonds in the case of (b) shall be considered a separate series for all the purposes of holding meetings and passing resolutions in respect of such bonds. Any further notes or bonds which are to form a single series with the outstanding notes or bonds, of any series (including the Bonds) constituted by the Trust Deed or any supplemental trust deed shall, and any other further bonds or notes may (with the consent of the Trustee), be constituted by a supplemental trust deed.

20.  Governing Law

     The Trust Deed and the Bonds are governed by, and shall be construed in accordance with, English law.

21.  Definitions

     In these Conditions: "announcement" shall include the release of an announcement to the press or the delivery or transmission by telephone, telex or otherwise of an announcement to a Stock Exchange and "date of the announcement" shall mean the date on which the announcement is first so released, delivered or transmitted;

     "Auditors" means the Auditors for the time being of the Issuer or, in the event of their being unable or unwilling to carry out any action requested of them pursuant to the provisions of these Conditions or the Trust Deed, such other firm of chartered accountants as may be appointed for the relevant purpose by the Issuer and approved in writing for such purpose by the Trustee; "Average Closing Price" means the average of the Closing Prices over any 20 consecutive dealing days; "Capital Distribution" means:

     (A) any distribution of assets in specie (whether on a reduction of capital or otherwise) but excluding a distribution of assets in specie in lieu of, and to a value not exceeding, a cash dividend which would not have constituted a capital distribution under paragraph (ii) of this definition (and for these purposes a distribution of assets in specie includes an issue of shares or other securities credited as fully or partly paid up by way of capitalisation of reserves); and

     (B) any cash dividend or distribution of any kind howsoever described unless either:

          (i) it is paid out of the aggregate of the net profits (less losses) attributable to the members of the Issuer for all financial periods after 31 December 2002 as shown in the audited consolidated accounts of the Issuer and its subsidiaries; or

          (ii) to the extent that (i) above does not apply, the rate of that dividend or distribution, together with all other dividends and distributions on the class of capital in question charged or provided for in the accounts of the Issuer for the financial period in question, does not exceed the aggregate rate of dividend and distribution on such class of capital charged or provided for in the accounts for the last preceding financial period, and in computing such rates such adjustments shall be made as are, in the opinion of the Auditors, appropriate in the circumstances to make a fair comparison;

     "Closing Price" for any day shall mean the mean of the quotations of an Ordinary Share on that day as derived from the Daily Official List of the Stock Exchange for that day;

     "Conversion Agent" means, in relation to the Bonds, the Registrar as conversion agent and/or, if applicable, any additional or successor conversion agents appointed in relation to the Bonds;

     "dealing day" means a day on which the Stock Exchange is open for business;

     "Group" means the Issuer and its Subsidiaries;

     "indebtedness" means moneys borrowed or indebtedness in the nature of moneys borrowed;

     "Insolvency" means the winding-up, liquidation or dissolution (in England but not elsewhere) of the relevant company;

     "issue" shall include allot;

     "Liabilities" means, in respect of any person, all present and future sums, liabilities and obligations payable or owing by it in respect of indebtedness (whether actual or contingent, jointly or severally, or otherwise howsoever);

     "Operative Date" shall mean the first day on which the Ordinary Shares in question shall be quoted on a Stock Exchange ex the benefit of the Capital Distribution in question;

     "Ordinary Shares" (i) shall mean fully paid ordinary shares of GBP1 each (or of such other nominal value in which such ordinary shares are for the time being denominated following any consolidation or sub-division which gives rise to an adjustment to the Conversion Price in accordance with sub-paragraph (I)(a) above) in the issued ordinary share capital of the Issuer and (ii) shall include for the purposes of Ordinary Shares comprised in any issue, distribution or grant pursuant to Conditions 5.3(A)(ii), 5.3(A)(iii), 5.3(A)(v), 5.3(A)(vi) or 5.3(A)(vii) any such ordinary shares which, when fully paid, will be Ordinary Shares;

     "Recognised Stock Exchange" has the meaning set out in Section 841 of the Income and Corporation Taxes Act 1988 of the United Kingdom;

     "record date" in relation to any issue of Ordinary Shares, securities, rights, options or warrants or any dividend or Capital Distribution shall mean the date as at which holders of Ordinary Shares must be registered in order to participate therein;

     "reserves" shall include unappropriated profits;

     "rights" shall include rights in whatsoever form issued;

     "Senior Liabilities" means the Liabilities of the Issuer arising under or in connection with the facility agreement dated 16 March 2001 between the Issuer, Barings (Guernsey) Limited (as trustee of the Platinum Trust), the Financial Institutions listed in Schedule 1 thereto and The Royal Bank of Scotland plc to the Finance Parties (as defined under the aforementioned agreement) as the same may be amended, restated, novated, replaced or substituted from time to time including, for the avoidance of doubt but without limitation, any amendment, restatement, novation, replacement or substitution to increase the principal amount outstanding provided that the principal amount outstanding under such agreement does not exceed EUR285 million (but excluding, for the purpose of this proviso, any interest, fees or any other amount owing or due thereunder); "Stock Exchange" has the meaning given in the Trust Deed;

     "Subsidiary" means each subsidiary for the time being of the Issuer and the term "Subsidiaries" shall be construed accordingly; and

     "subsidiary" has the meaning ascribed to it under Section 736 of the Companies Act 1985.

                     PART V - FINANCIAL INFORMATION OF SVIIT

AUDITED FINANCIAL STATEMENTS

Financial information of SVIIT is set out below. This information does not constitute statutory accounts as defined in section 240 of the Companies Act but has been extracted without material adjustment from the Audited Financial Statements of SVIIT for the six months ended 31 December 2002 and for the years ended 30 June 2002, 30 June 2001 and 30 June 2000. Statutory accounts for the years ended 30 June 2002, 30 June 2001 and 30 June 2000 have been delivered to the Registrar of Companies in England and Wales. The auditors have reported on these accounts under section 235 of the Companies Act. Their reports were unqualified and did not contain a statement under sections 237(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or 237(3) (failure to obtain necessary information and explanation) of the Companies Act. The Balance Sheets and Notes to the Accounts set out in this Part V are prepared on a consolidated basis. The Notes to the Accounts set out in this Part V have been prepared for the six months ended 31 December 2002 and for the year ended 30 June 2002.

References to page numbers in this section of Part V are to pages in SVIIT's Report and Accounts for the six months ended 31 December 2002.

                                                                  Consolidated Statement of Total Return
                                                                    (incorporating the Revenue Account)


                                                  For the six months ended                       For the year ended
                                                      31 December 2002                              30 June 2002
                                            Revenue       Capital          Total          Revenue       Capital         Total
                               Notes         GBP000        GBP000         GBP000           GBP000        GBP000        GBP000

                               -----------------------------------------------------------------------------------------------
Realised gains on investments     12              -        57,997         57,997                -        11,914        11,914

Unrealised (losses)/gains on
investments                       12              -       (15,420)       (15,420)               -        (4,202)       (4,202)
                               -----------------------------------------------------------------------------------------------
Gains/(losses) on                                 -        42,577         42,577                -         7,712         7,712
investments
Foreign exchange losses on
loans                                             -          (901)         (901)                -             -             -
Foreign exchange
(losses)/gains on
currency balances                               (17)          591           574                 3            42            45
Income                             2          3,385             -         3,385             7,674             -         7,674
Expenses                           3         (4,065)            -        (4,065)           (7,293)            -        (7,293)
                               -----------------------------------------------------------------------------------------------
Net (deficit)/return before
finance costs and taxation                     (697)       42,267        41,570               384         7,754         8,138
Interest payable and
similar charges                    7         (1,523)            -        (1,523)           (1,832)            -        (1,832)
                               -----------------------------------------------------------------------------------------------
Net (deficit)/return
on ordinary activities                       (2,220)       42,267        40,047            (1,448)        7,754         6,306
before taxation
Tax on ordinary
activities                         8             36             -            36              (105)            -          (105)
                               -----------------------------------------------------------------------------------------------
(Deficit)/return on ordinary
activities after tax for the
period                                       (2,184)       42,267        40,083            (1,553)        7,754         6,201
Minority interest - equity                       (1)           23            22                (2)           16            14
                               -----------------------------------------------------------------------------------------------
(Deficit)/return on ordinary
activities after tax and
minority interest for the
period attributable to equity
shareholders                                 (2,185)       42,290        40,105            (1,555)        7,770         6,215
Dividends                          9              -             -             -                 -             -             -
                               -----------------------------------------------------------------------------------------------
(Deficit)/surplus transferred
(from)/to reserves                           (2,185)       42,290        40,105            (1,555)        7,770         6,215
                               ===============================================================================================
Return per ordinary share         10          (2.14)p       41.35p        39.21p            (1.52)p        7.60p         6.08p
Return per ordinary share -
diluted                           10          (2.14)p       41.35p        39.21p            (1.52)p        7.60p         6.08p


                                                   For the year ended                            For the year ended
                                                       30 June 2001                                  30 June 2000
                                            Revenue       Capital          Total          Revenue       Capital         Total
                               Notes         GBP000        GBP000         GBP000           GBP000        GBP000        GBP000
                               -----------------------------------------------------------------------------------------------
Realised gains on investments     12              -         4,774          4,774                -        86,485        86,485
Unrealised  (losses)/gains on
investments                       12              -       (49,190)       (49,190)               -        41,076        41,076
                               -----------------------------------------------------------------------------------------------
Gains/(losses) on                                 -       (44,416)       (44,416)               -       127,561       127,561
investments
Foreign exchange losses on
loans                                             -             -              -                -             -             -
Foreign exchange
(losses)/gains on
currency balances                                 -          (755)          (755)               -          (415)         (415)
Income                             2          5,616             -          5,616            6,123             -         6,123
Expenses                           3         (2,594)            -         (2,594)          (1,323)           (3)       (1,326)
                               -----------------------------------------------------------------------------------------------
Net (deficit)/return
before finance costs
and taxation                                  3,022       (45,171)       (42,149)           4,800       127,143       131,943
Interest payable and
similar charges                    7           (224)            -          (224)             (251)            -          (251)
                               -----------------------------------------------------------------------------------------------
Net (deficit)/return
on ordinary activities
before taxation                               2,798       (45,171)       (42,373)           4,549       127,143       131,692
Tax on ordinary
activities                         8           (141)            -           (141)             180             -           180
                               -----------------------------------------------------------------------------------------------
(Deficit)/return on ordinary
activities after tax for the
period                                        2,657       (45,171)       (42,514)           4,729       127,143       131,872
Minority interest -
equity                                           (2)          104            102                -           (99)          (99)
                               -----------------------------------------------------------------------------------------------
(Deficit)/return on ordinary
activities after tax and
minority interest for the
period attributable to
equity shareholders                           2,655       (45,067)       (42,412)           4,729       127,044       131,773
Dividends                          9         (1,841)            -         (1,841)          (3,886)            -        (3,886)
                               -----------------------------------------------------------------------------------------------
(Deficit)/surplus transferred
(from)/to reserves                              814       (45,067)       (44,253)             843       127,044       127,887
                               ===============================================================================================
Return per ordinary share         10           2.60p       (44.07)p       (41.47)p           4.68p       125.87p       130.55p
Return per ordinary share -
diluted                           10           2.60p       (44.07)p       (41.47)p           4.68p       125.87p       130.55p



The revenue column of this statement is the consolidated profit and loss account of the Group. All revenue and capital items in the above statement derive from continuing operations. No operations were discontinued in the six months.

The notes on pages 35 to 52 form an integral part of these accounts.

                                                                       Consolidated Balance Sheets


                                                        At 31 December   At 30 June    At 30 June    At 30 June
                                                                  2002         2002          2001          2000
                                                   Notes        GBP000       GBP000        GBP000        GBP000
                                                        -------------------------------------------------------
Tangible fixed assets                                 11           282          296             -             -
                                                        -------------------------------------------------------
Fixed asset investments
Funds and co-investments                           12/13       483,959      422,823       387,030       327,210
Money market instruments                           12/13        13,911       31,000        24,853       126,309

                                                        -------------------------------------------------------
                                                               497,870      453,823       411,883       453,519
                                                        -------------------------------------------------------
Current assets
Debtors                                               15         4,490        3,548         2,933         2,903
Cash at bank and short-term deposits                             4,887        9,303         7,191        10,280

                                                        -------------------------------------------------------
                                                                 9,377       12,851        10,124        13,183
                                                        -------------------------------------------------------
Current liabilities
Creditors: amounts falling due within one year        16         4,783        4,357         4,747         5,087

                                                        -------------------------------------------------------
Net current assets                                               4,594        8,494         5,377         8,096
                                                        -------------------------------------------------------
Total assets less current liabilities                          502,746      462,613       417,260       461,615
Creditors:  amounts  falling  due after more than     17        39,201       39,152             -             -
one year
Minority interest - non-equity                                     100          100           100           100
Minority interest - equity                                         253          274           288           390

                                                        -------------------------------------------------------
Net assets                                                     463,192      423,087       416,872       461,125
                                                        =======================================================
Capital and reserves
Called up share capital                               20       102,266      102,266       102,266       102,266
Share premium account                                 21         7,453        7,453         7,453         7,453
Capital redemption reserve                            22         3,204        3,204         3,204         3,204
Share purchase reserve                                23        92,054       92,054        92,054        92,054
Capital reserve                                       24       258,995      216,705       208,935       254,002
Revenue reserve                                       25          (780)       1,405         2,960         2,146

                                                        -------------------------------------------------------
Equity shareholders' funds                            26       463,192      423,087       416,872       461,125

                                                        =======================================================
Net asset value per ordinary share - undiluted        27        452.9p       413.7p        407.6p        450.9p
Net asset value per ordinary share - diluted          27        445.8p       412.3p        407.6p        450.9p



The notes on pages 35 to 52 form an integral part of these accounts.


                                                                     Consolidated Cash Flow Statement

                                                           For the six For the year  For the year  For the year
                                                          months ended     ended 30 ended 30 June ended 30 June
                                                           31 December    June 2002          2001          2000
                                                                  2002
                                                   Notes        GBP000       GBP000        GBP000        GBP000

                                                        --------------------------------------------------------
Operating Activities
Income received from investments                                   440        1,567         5,623         5,127
Bank interest received                                             228          454           570           364
Investment advisory fee income received                          1,857        5,047            35             -
Administrative expenses paid                                    (2,433)      (7,279)       (3,463)         (971)
                                                        --------------------------------------------------------
Net cash inflow/(outflow) from operating
activities                                            28            92         (211)        2,765         4,520
                                                        --------------------------------------------------------
Returns on investments and servicing of finance
Interest paid                                                   (1,801)            -         (224)          (63)
Loan facility finance costs                                       (634)        (550)            -          (376)

                                                        --------------------------------------------------------
Net cash outflow from returns on investments and
servicing of finance                                            (2,435)        (550)         (224)         (439)
                                                        --------------------------------------------------------
Taxation
UK tax recovered                                                     -            -           339           521
Overseas tax suffered                                              (24)        (117)         (154)            -

                                                        --------------------------------------------------------
Total tax (paid)/recovered                                         (24)        (117)          185           521
                                                        --------------------------------------------------------
Capital expenditure and financial investment
Purchase of money market instruments                          (127,797)    (316,731)     (351,516)     (756,631)
Purchase of subsidiaries                                             -            -           (36)            -
Purchase of tangible fixed assets                                  (34)        (311)            -             -
Sale of money market instruments                               144,494      311,001       452,217       706,525
Calls paid                                                    (122,677)     (77,474)     (156,024)     (161,666)
Capital distributions received                                 104,510       48,976        53,647       186,082

                                                        --------------------------------------------------------
Net cash outflow from capital expenditure and
financial investment                                            (1,504)     (34,539)       (1,712)      (25,690)
                                                        --------------------------------------------------------
Equity dividends paid
Dividends                                                            -      (1,841)        (4,182)       (1,484)
                                                        --------------------------------------------------------
Total dividends paid                                                 -      (1,841)        (4,182)       (1,484)
                                                        --------------------------------------------------------
Financing
Drawdown from loan facility                           16        25,110            -             -             -
Repayment of loan facility                            16       (26,011)           -             -             -
Proceeds from issue of GBP40,000,000 41/2 per                        -       40,000             -             -
cent. subordinated convertible bonds 2011
Issue and listing costs of GBP40,000,000 41/2 per                 (218)        (675)            -             -
cent. subordinated convertible bonds 2011
Capital expenses                                                     -            -             -            (3)
                                                        --------------------------------------------------------
Net cash (outflow)/inflow from financing                        (1,119)      39,325             -            (3)
                                                        --------------------------------------------------------
Net cash (outflow)/inflow                                       (4,990)       2,067        (3,168)      (22,575)
                                                        --------------------------------------------------------
Reconciliation of net cash flow to movement in
net (debt)/funds
(Decrease)/increase in cash during the period                   (4,990)       2,067        (3,168)      (22,575)
Cash acquired on purchase of subsidiaries                            -            -           834             -
Realised exchange gains/(losses) on currency
balances                                                           574           45          (755)         (415)
(Increase)/decrease in GBP40,000,000 41/2 per
cent. subordinated convertible bonds 2011                          (49)     (39,152)            -        10,753
                                                        --------------------------------------------------------
Change in net (debt)/funds                                      (4,465)     (37,040)       (3,089)      (12,237)
Net (debt)/funds at the beginning of the period       29       (29,849)       7,191        10,280        22,517

                                                        --------------------------------------------------------
Net (debt)/funds at the end of the period             29       (34,314)     (29,849)        7,191        10,280
                                                        ========================================================

The notes on pages 35 to 52 form an integral part of these accounts.

                              NOTES TO THE ACCOUNTS

                              Notes to the Accounts

1.    Accounting policies

A summary of the more important accounting policies is set out below:

(a) These accounts have been prepared under the historical cost convention modified to include certain investments at valuation, and in accordance with accounting standards applicable in the United Kingdom and the Statement of Recommended Practice "Financial Statements of Investment Trust Companies".

(b) Tangible fixed assets

The Group's assets include leasehold improvements, office equipment, telecommunications and computers which are included at cost and are depreciated over their useful lives on a straight line basis at rates varying between 20 per cent. and 33 per cent. per annum.

(c) Fixed asset investments

Equity share investments, fixed income and loan investments, interests in partnerships and unit trusts, together with interests in any associated undertakings and the investments in the various Schroder Ventures' and Permira funds, will be regarded as financial fixed assets as they are held for long term investment purposes. The treatment of associated undertakings in the same way as other fixed asset investments is in accordance with Financial Reporting Standard 9.

(d) Valuation of investments

The Company's investments in the various Schroder Ventures' and Permira funds are valued by the Directors at the balance sheet date by valuing the underlying investments comprising the portfolios of the Schroder Ventures' and Permira funds in accordance with the valuation policies set out below, as adjusted, where appropriate, for other assets and liabilities of the Schroder Ventures' and Permira funds. The valuation policies of the Company are consistent with the current guidelines issued by the British Venture Capital Association ("BVCA"). In accordance with these guidelines where, in an exceptional case, the strict application of the valuation policies set out below, would not, in the opinion of the Directors, result in a fair value being ascribed to an investment, the Directors may adopt an alternative valuation in accordance with the overriding BVCA principle that the value should be a fair one.

Quoted investments

All investments listed on recognised stock exchanges are valued at the quoted mid-market price at the balance sheet date. If an investment is subject to restrictions affecting its disposal, or if the holding is significant in relation to the issued share capital, a discount of generally between 0 per cent. and 50 per cent. to that price will be applied.

Unquoted equity investments

     (i) All Early Stage Equity investments are valued at cost unless one of the following applies:

          (1) Performance indicates that there has been a permanent and significant diminution in the valuation of the investment. If this is the case, provisions in incremental tranches of 25 per cent. of original cost will be made; or

          (2) A significant transaction involving an independent third party at arm's-length values the investment at a materially different value.

     (ii) All Development Stage Equity investments are valued at cost, or cost less a provision, for at least one year unless this basis of valuation is unsustainable.

Thereafter, they will be valued as follows:

(1) Where available, either on the basis of a significant transaction by an independent third party in the equity of the investee company or an independent third party valuation of the equity; or

(2) Where a significant portion of the assets are held in real property on the basis of discounted net asset values; or

(3) Where the investee company is performing significantly below expectations, at cost less provisions in incremental tranches of 25 per cent.; or

(4) Where the company is profitable and performing satisfactorily, on the basis of earnings (A) capitalised at an appropriate price-earnings multiple (B):

     (A) The earnings of the investee company will be based on the latest audited accounts or management accounts where appropriate; and

     (B)  The price-earnings multiple:

          - Will take into account the capital and debt structure of the investee company

          - Will be based on either comparable company or industry multiples taken from the relevant stock exchange

          - Will be subject to a minimum discount of 25 per cent. to reflect risk, the illiquidity of the investment and the approximate nature of a valuation based on earnings unless early realisation is expected in which case a smaller discount will be applied.

Unquoted loan stock and preference shares

Loan stock and preference shares will be valued at cost plus any accrued interest and redemption premia less, in cases where the investee company is performing significantly below expectations, any provisions in incremental tranches of 25 per cent.

Carried  interest and  management fees

For the purpose of valuing the Company's holdings in the various Schroder Ventures' and Permira funds, management fees due to Schroder Ventures or Permira will be accounted for on the accruals basis. An estimate of Carried Interest, the allocation to Schroder Ventures or Permira of 20 per cent. of the profits arising in each Fund calculated by reference to the valuations of the underlying investments, will be deducted from the values of the Company's holdings. Disclosed valuations of individual investee companies will, by necessity, be shown before deduction of Carried Interest.

(e) Income and capital gains recognition

The Company's income and capital gains are expected to be derived primarily from future distributions in respect of its holdings in Schroder Ventures' or Permira funds. The Company will account for such distributions by reference to the underlying source of the distribution.

Revenue distributions receivable by the Company which arise from dividends, interest and other revenue items through the Schroder Ventures' or Permira funds will be credited to the Company's revenue account when such income distributions are declared. Investment income arising from directly held investments of the Company will, in the case of dividends, be included as revenue in the period in which they go ex-dividend, and, in the case of interest income which, together with interest payable and all other revenue expenses, will be treated on an accruals basis.

Realised profits on capital distributions receivable by the Company which arise from the realisation of investments within the Schroder Ventures' and Permira funds will be credited to the Company's capital reserve when they are declared.

(f) Foreign currencies

Transactions denominated in foreign currencies will be translated at the exchange rate at the date of the transaction. Assets and liabilities recorded in foreign currencies will be translated into sterling at exchange rates at the date of the accounts. Exchange differences arising from the re-translation of the opening net investments will be taken to reserves and reported in a consolidated statement of total return. Foreign subsidiary financial statements are translated into reporting currency using the closing rate method with all exchange differences taken to reserves and reported in the Consolidated Statement of Total Return. All other foreign exchange differences will be included as an exchange gain or loss in capital reserve or in the revenue account depending on whether the gain or loss is of a capital or revenue nature respectively.

(g) Finance costs

All finance costs are charged directly to revenue.

(h) Taxation

Deferred tax is provided in accordance with FRS19 on all timing differences that have originated but not reversed by balance sheet date. Deferred tax assets are only recognised to the extent that they are recoverable.

(i) Basis of consolidation

The Consolidated Statement of Total Return and Balance Sheet include the financial statements of the company and its subsidiary undertakings made up to the balance sheet date using the purchase method. Goodwill arising on consolidation is written off against reserves on acquisition. In the Company's accounts, investments in subsidiary undertakings are stated in accordance with the policies outlined under (c) above.

(j) Capital reserves

Capital Reserve - Realised

The following are accounted for in this reserve:

- Gains and losses on the realisation of investments calculated by reference to their carrying value at the previous balance sheet date; and

- Realised exchange differences of a capital nature.

Capital Reserve - Unrealised

The following are accounted for in this reserve:

- Increases and decreases in the revaluation of investments held at the year-end;

- Unrealised exchange differences of a capital nature; and

- Exchange differences arising on consolidation.


2.   Income
                                                                                       For the six For the year
                                                                                      months ended     ended 30
                                                                                       31 December         June
                                                                                              2002         2002
                                                                                            GBP000       GBP000
                                                                                     --------------------------
Income from money market instruments                                                           267          767
Income from Funds and co-investments                                                           153          770
Interest receivable and similar income                                                         249          452
Income from investment advisory services                                                     2,716        5,685

                                                                                     --------------------------
                                                                                             3,385        7,674

                                                                                     ==========================
Income arises mainly from UK assets or operations.




3.    Expenses

                                                                                       For the six For the year
                                                                                      months ended     ended 30
                                                                                       31 December         June
                                                                                              2002         2002
                                                                                            GBP000       GBP000
                                                                                     --------------------------
Fees payable to Schroder Investment Management Ltd (note 30)                                   192          293
Directors' remuneration (note 4)                                                               885        1,110
Staff costs (note 5)                                                                         1,746        4,258
Depreciation (note 11)                                                                          45           65
General expenses                                                                             1,146        1,416
Enlargement of operations costs                                                                  -           62
Auditors' remuneration:
- audit                                                                                         28           74
- non-audit*                                                                                    23           15

                                                                                     --------------------------
                                                                                             4,065        7,293
                                                                                     ==========================



*Fees for non-audit services relate primarily to the preparation and filing of accounts with the US Securities and Exchange Commission.




4.    Directors' remuneration
                                                                                       For the six For the year
                                                                                      months ended     ended 30
                                                                                       31 December         June
                                                                                              2002         2002
                                                                                            GBP000       GBP000

                                                                                     --------------------------
JJ McLachlan                                                                                    38           75
NEH Ferguson                                                                                   467          823
CJ Govett                                                                                       12           24
AJ Habgood                                                                                      12           24
EW Koning                                                                                       11           20
D Raeburn                                                                                       12           22
IP Sedgwick                                                                                      -           17
AF Sykes (appointed 3 May 2002)                                                                 10            4
AC Williams (appointed 3 May 2002)                                                             323          101

                                                                                     --------------------------
                                                                                               885        1,110
                                                                                     ==========================

The amounts shown above do not include any payments or rights to pensions. As shown above, Nicholas Ferguson is the highest paid director.



5.    Staff costs
                                                                                       For the six For the year
                                                                                      months ended     ended 30
                                                                                       31 December         June
                                                                                              2002         2002
                                                                                            GBP000       GBP000
                                                                                     --------------------------
Salaries and other remuneration                                                              1,401        3,491
Social security costs                                                                          237          409
Pension costs (note 6)                                                                         108          358

                                                                                     --------------------------
                                                                                             1,746        4,258
                                                                                     ==========================


The Company has no employees. The average number of employees employed by subsidiary undertakings was:

                                                                                      For the six  For the year
                                                                                     months ended ended 30 June
                                                                                      31 December
                                                                                             2002          2002
                                                                                           Number        Number
                                                                                   ----------------------------
Full-time employees                                                                            20            17
Seconded staff                                                                                  4             4

                                                                                   ----------------------------
                                                                                               24            21
                                                                                   ============================



6.    Pension costs
The charge for pension costs comprises:
                                                                                      For the six  For the year
                                                                                     months ended ended 30 June
                                                                                      31 December
                                                                                             2002          2002
                                                                                             GBP000      GBP000
                                                                                   -----------------------------
Defined benefit schemes                                                                        29            52
Money purchase schemes                                                                         79           306

                                                                                   -----------------------------
                                                                                              108           358

                                                                                   =============================


The Group does not participate in a SVIIT Group pension scheme. Costs in respect of defined benefit schemes relate to payments due to the Schroders Retirement Benefits Scheme (the "Scheme") in respect of 4 persons, including the Company's executive directors, seconded from Schroder Investment Management Limited to Schroder Ventures (London) Limited ("SVLL"), a wholly owned subsidiary of SVIIT. SVLL and the Scheme's trustees, taking advice from the independent actuaries, agree the contributions.

In accordance with FRS 17, the scheme is accounted for as a defined contribution scheme on the basis that the Group is unable to identify its share of the underlying assets and liabilities of the Scheme at the balance sheet date. Further details of the Scheme can be found in the Annual Report and Accounts of Schroders plc. In particular, the Scheme had 858 active members at 31 December 2001, and the accounts of Schroders plc disclosed a net pension asset less prepayment in respect of the Scheme of GBP38.4 million, calculated under FRS 17 based on interim valuations prepared by independent qualified actuaries. This is the latest available published information. The Annual Report and Accounts of Schroders plc for the year ended 31 December 2002 was sent to shareholders on 31 March 2003. However, they had already announced a deficit of GBP10.9 million for the Scheme at 31 December 2002.



7.    Interest payable and similar charges
                                                                                      For the six  For the year
                                                                                     months ended ended 30 June
                                                                                      31 December
                                                                                             2002          2002
                                                                                           GBP000        GBP000
                                                                                   -----------------------------
Interest paid on GBP40,000,000 4 1/2  per cent. subordinated convertible bonds 2011           900         1,100
GBP40,000,000 4 1/2 per cent.  subordinated  convertible  bonds 2011 -  amortisation  of       45            45
issue costs
Loan facility finance costs                                                                   577           687
Other interest                                                                                  1             -

                                                                                   -----------------------------
                                                                                            1,523         1,832

                                                                                   =============================



8.    Taxation
(a)   The charge for taxation for the period is made up as follows:
                                                                                      For the six  For the year
                                                                                     months ended ended 30 June
                                                                                      31 December
                                                                                             2002          2002
                                                                                           GBP000        GBP000
                                                                                   -----------------------------
Current Tax
Corporation tax                                                                                 -             -
Less: relief for overseas tax                                                                   -             -

                                                                                   -----------------------------
                                                                                                -             -
Overseas tax                                                                                    8           133
Prior year adjustment                                                                        (44)          (64)

                                                                                   -----------------------------
Total current tax (note 8(b))                                                                (36)            69

                                                                                   -----------------------------
Deferred Tax
Deferred tax - prior year adjustment                                                            -            36

                                                                                   -----------------------------
Total deferred tax                                                                              -            36

                                                                                   -----------------------------
Total tax (benefit)/charge                                                                   (36)           105

                                                                                   =============================


There are no profits chargeable to corporation tax in the current period. Excess management expenses relating to the venture fund investments are available to set against the taxable income of the Company. These excess management expenses are included within the investments in venture funds in the balance sheet of the Company and are not reflected in the Company's revenue account. If in a future year in relation to the venture fund investments, income exceeds expenses, the taxation charge to the Company's revenue account will include tax on this excess with a suitable note by way of explanation.


(b)   Factors affecting current tax charge for the period:
The tax  assessed  for the  period  is lower  than the  standard  rate of corporation  tax in the UK for a large  company  (30%).  The differences are explained below:
                                                                                      For the six  For the year
                                                                                     months ended ended 30 June
                                                                                      31 December
                                                                                             2002          2002
                                                                                           GBP000        GBP000

                                                                                   -----------------------------
Deficit before taxation                                                                   (2,220)       (1,448)

                                                                                   -----------------------------
Corporation tax at 30%                                                                      (666)         (434)
Effects of:
Overseas taxation written off                                                                   8           133
Overseas tax claimed as an expense                                                              -          (86)
Non deductible expenses                                                                         8            54
Taxable dividend credited to capital                                                            -           274
Unutilised current period expenses carried forward                                            625           250
Other timing differences                                                                       61             -
Income of subsidiary not taxable                                                             (28)          (58)
Prior year adjustment - corporation tax                                                      (44)          (64)

                                                                                   -----------------------------
Current tax charge for the period (note 8(a))                                                (36)            69

                                                                                   =============================



(c)   Factors affecting future tax charges
The Group currently has and expects to generate surplus tax losses. A deferred tax asset in respect of these surplus losses is not recognised because their utilisation is considered unlikely in the foreseeable future.

9.    Dividends
No dividend has been declared in respect of the current financial period. Similarly, no dividend was declared in respect of the year ended 30 June 2002.

For the year ended 30 June 2001 a dividend of 1.80p per ordinary share was declared based on 102,265,699 ordinary shares in issue. For the year ended 30 June 2000 a dividend of 3.80p per ordinary share was declared based on 102,265,699 ordinary shares in issue.


10.   Return per ordinary share
                                                   For the six months ended 31  For the year ended 30 June 2002
                                                          December 2002

                                                 ---------------------------------------------------------------
                                                    Revenue    Capital     Total   Revenue    Capital     Total

                                                 ---------------------------------------------------------------
Return per ordinary share - basic                   (2.14)p     41.35p    39.21p   (1.52)p      7.60p     6.08p
Return per ordinary share - fully diluted           (2.14)p     41.35p    39.21p   (1.52)p      7.60p     6.08p



The basic revenue return per ordinary share is based on the net deficit on ordinary activities after taxation and minority interest of GBP2,185,000 (year ended 30 June 2002: deficit of GBP1,555,000) and on 102,265,699 ordinary shares (year ended 30 June 2002: 102,265,699) being the weighted average number of ordinary shares in issue during the period.

The capital return per ordinary share is based on the net return for the six months of GBP42,290,000 (year ended 30 June 2002: return of GBP7,770,000) and on 102,265,699 ordinary shares (year ended 30 June 2002: 102,265,699) being the weighted average number of ordinary shares in issue during the period.

The diluted returns per ordinary share for the six months ended 31 December 2002 have been calculated in accordance with FRS14 under which the GBP40,000,000
4 1/2 per cent. subordinated convertible bonds 2011 are regarded as dilutive if, on conversion, the increased returns attributable to equity shareholders arising from interest saved (less taxation), divided by the increased weighted average number of ordinary shares, are less than the basic returns per ordinary share. These calculations assume that conversion of dilutive potential ordinary shares takes place on 31 December 2002, at an exercise price of 399p. Based on the average fair value for the Company's ordinary shares of 328.3p for the six month period ending 31 December 2002 there are no potential dilutive ordinary shares in respect of the GBP40,000,000
4 1/2 per cent.  subordinated  convertible  bonds 2011. The  GBP40,000,000
4 1/2 per cent. subordinated convertible bonds 2011 also did not have a dilutive effect for the year ended 30 June 2002.

The diluted returns per ordinary share have also been calculated assuming the exercise of all potential dilutive ordinary shares arising from the share options in issue (see note 20). On this basis, the weighted average number of options exercisable during the six months would have been nil (year ended 30 June 2002: 18,087), and therefore the options do not have a dilutive effect on the returns during the six months.


11.   Tangible fixed assets
                                                             Leasehold     Computer      Telecom-         Total
                                                          improvements    equipment   munications
                                                                                       and office
                                                                                        equipment
                                                                GBP000       GBP000        GBP000        GBP000

                                                        --------------------------------------------------------
Cost
At 1 July 2002                                                     144          128            89           361
Additions                                                            7           16            11            34
Disposals                                                            -            -             -             -
Exchange translation adjustments                                   (1)          (2)           (1)           (4)

                                                        --------------------------------------------------------
At 31 December 2002                                                150          142            99           391

                                                        ========================================================
Depreciation
At 1 July 2002                                                      23           32            10            65
Charge for the period                                               12           22            11            45
Disposals                                                            -            -             -             -
Exchange translation adjustments                                     -          (1)             -           (1)

                                                        --------------------------------------------------------
At 31 December 2002                                                 35           53            21           109

                                                        ========================================================
Net Book Value
At 31 December 2002                                                115           89            78           282

                                                        ========================================================
At 1 July 2002                                                     121           96            79           296

                                                        ========================================================


12.   Investments
                                                                      For  the six  months  ended  31  December
                                                                      2002

                                                                     -------------------------------------------

                                                                          Funds and  Money market         Total
                                                                     co-investments   instruments     portfolio
                                                                             GBP000        GBP000        GBP000

                                                                     -------------------------------------------

Cost brought forward                                                        486,785        30,944       517,729
Unrealised loss brought forward                                            (63,962)            56      (63,906)

Valuation at the beginning of the period                                    422,823        31,000       453,823
Calls and purchases payable                                                 122,677       127,797       250,474
Distributions and sales receivable                                        (104,510)     (144,494)     (249,004)
Realised gain/(loss) for the period                                          58,425         (428)        57,997
Unrealised (loss)/gain for the period                                      (15,456)            36      (15,420)

                                                                     -------------------------------------------
Valuation carried forward                                                   483,959        13,911       497,870

                                                                     ===========================================



Gains on investments
                                                                                      For the six  For the year
                                                                                     months ended ended 30 June
                                                                                      31 December
                                                                                             2002          2002
                                                                                           GBP000        GBP000

                                                                                   -----------------------------
Realised gain on investments based on historical cost                                      89,641        20,418
Less: amounts recognised as unrealised in previous year                                  (31,644)       (8,504)

                                                                                   -----------------------------
Realised gain based on carrying value at previous balance sheet date                       57,997        11,914
Net movement in unrealised gains                                                         (15,420)       (4,202)

                                                                                   -----------------------------
Total gains on investments                                                                 42,577         7,712

                                                                                   =============================



13.   Geographical analysis of investments
                                                                                             At 31   At 30 June
                                                                                          December
                                                                                              2002         2002
                                                                                            GBP000       GBP000

                                                                                     ---------------------------
Funds and co-investments
Europe
United Kingdom                                                                              13,344       14,996
France                                                                                         488          655
Germany                                                                                      8,496        7,480
Italy                                                                                        1,642        1,863
Spain                                                                                          930          797
Pan Europe                                                                                 315,253      259,737

                                                                                     ---------------------------
Total Europe                                                                               340,153      285,528

                                                                                     ---------------------------
Asia
Asia Pacific                                                                                37,800       29,512
Japan                                                                                       15,918       17,058

                                                                                     ---------------------------
Total Asia                                                                                  53,718       46,570

                                                                                     ---------------------------
North America
Canada                                                                                      26,524       26,065
United States*                                                                              63,564       64,660

                                                                                     ---------------------------
Total Americas                                                                              90,088       90,725

                                                                                     ---------------------------
Total Funds and co-investments                                                             483,959      422,823

                                                                                     ===========================
Money Market Instruments
Sterling denominated                                                                        10,000        7,884
Euro denominated                                                                             3,911       14,457
US dollar denominated                                                                            -        8,659

                                                                                     ---------------------------
Total Money Market Instruments                                                              13,911       31,000

                                                                                     ===========================
Total Investment Portfolio                                                                 497,870      453,823

                                                                                     ===========================

* Schroder Ventures International Life Sciences Funds I and II and International Life Sciences Fund III have been included within the United States.

All funds held by the Group are unlisted. However, some of the underlying companies held within those Funds are listed. Included in the value of total Funds and co-investments of GBP483,959,000 (30 June 2002: GBP422,823,000) are listed investments amounting to GBP26,081,000 (30 June 2002: GBP38,700,000).


14.   Investments in subsidiaries
                                                                                      For the six  For the year
                                                                                     months ended ended 30 June
                                                                                      31 December
                                                                                             2002          2002
                                                                                          Company       Company
                                                                                           GBP000        GBP000

                                                                                   -----------------------------
Cost at the beginning of the period                                                        25,512        24,762
Capital injection                                                                           1,500           750

                                                                                   -----------------------------
Cost at the end of the period                                                              27,012        25,512
Net unrealised gain on investment                                                           1,908         4,048

                                                                                   -----------------------------
Market value at the end of the period                                                      28,920        29,560

                                                                                   =============================

The Platinum Trust is included in the balance sheet at its fair value of GBP25,920,000 (30 June 2002: GBP28,100,000). Schroder Ventures (London) Limited ("SVLL") is included at cost of GBP3,000,000 (30 June 2002: GBP1,800,000). Schroder Ventures North America Inc. and Schroder Ventures Boston Inc. are wholly owned subsidiaries of SVLL.


Subsidiary undertakings at 31 December 2002:
                                              Country of    Number and        Group   Capital and   Net revenue
                                           registration,      class of    holding %   reserves at    /(deficit)
                                           incorporation  shares/units                31 December after tax for
                                           and operation   held by the               2002 GBP'000       the six
                                                                 Group                             months ended
                                                                                                    31 December
                                                                                                   2002 GBP'000

                                          ----------------------------------------------------------------------
Company and business
The   Platinum   Trust   (unit   trust)  -      Guernsey    23,112 'A'        99 90        26,272            93
investment                                               units 900 'B'
                                                                 units
Schroder   Ventures   (London)  Limited  -            UK     3,000,000          100         1,973         (525)
advisory and admin. services                               ord. shares
Schroder  Ventures  North  America  Inc. -            US  3,000 common          100           268            13
broker/dealer                                                   shares
Schroder Ventures Boston Inc.                         US    100 common          100            62             -
                                                                shares
SVIIT   Investment   Managers   Limited  -            UK      100 ord.          100             -             -
investment manager                                              shares


Notes
(1) On termination of the Platinum Trust, 'B' units (non-equity) are entitled to a return of the original amount subscribed. The 'A' units (equity) are entitled to the remaining net assets.
(2) The Company acquired 100 ordinary GBP1 shares in Schroder Ventures (London) Limited ("SVLL") for GBP100 on 18 June 2001. On 26 June 2001, SVLL issued 749,900 ordinary GBP1 shares to the Company for GBP749,900. On
     22 April 2002, SVLL issued a further 750,000 ordinary GBP1 shares to the Company for GBP750,000. On 19 December 2002, SVLL issued a further 1,500,000 ordinary GBP1 shares to the Company for GBP1,500,000.
(3)  Schroder Ventures North America Inc. ("SVNA") is a subsidiary of SVLL.
     SVLL acquired SVNA on 18 June 2001 for $50,000 and made a further capital injection of $250,000 in the year ended 30 June 2002.
(4) Schroder Ventures Boston Inc. ("SVBI") is also a subsidiary of SVLL. SVBI commenced operations on 1 January 2003. SVLL acquired 100 $1 shares for $100 on 13 December 2002.
(5) SVIIT Investment Managers Limited has not commenced operations. SVIIT acquired 100 ordinary GBP1 shares for GBP100 on 16 October 2002.


15.   Debtors: amounts falling due within one year
                                                                                            At 31    At 30 June
                                                                                         December
                                                                                             2002          2002
                                                                                           GBP000        GBP000

                                                                                   -----------------------------
Accrued investment advisory fee income                                                      2,495         1,613
Interest receivable                                                                            45            43
Prepayments and other debtors                                                               1,950         1,892

                                                                                   -----------------------------
                                                                                            4,490         3,548

                                                                                   =============================



16.   Creditors: Amounts falling due within one year
                                                                                             At 31   At 30 June
                                                                                          December
                                                                                              2002         2002
                                                                                            GBP000       GBP000
                                                                                     ---------------------------
Interest payable and similar charges                                                           219            -
Other creditors and accruals                                                                 4,564        4,357

                                                                                     ---------------------------
                                                                                             4,783        4,357

                                                                                     ===========================


The group has in place a multicurrency revolving loan facility of EUR225 million with the Royal Bank of Scotland. During the six months to 31 December, the Company borrowed EUR38 million and US$2 million under the facility. The loans were fully repaid by 31 December 2002. No drawings were made in the previous year.



17.   Creditors: Amounts falling due after more than one year
                                                                                            At 31    At 30 June
                                                                                         December
                                                                                             2002          2002
                                                                                           GBP000        GBP000
                                                                                   -----------------------------
GBP40,000,000 41 2 per cent. subordinated convertible bonds 2011                           40,000        40,000
Unamortised issue and listing costs                                                         (799)         (848)

                                                                                   -----------------------------
                                                                                           39,201        39,152

                                                                                   =============================

Creditors due after more than one year comprise GBP40,000,000 nominal of 4 1/2 per cent. subordinated convertible bonds which mature on 21 November 2011. These GBP40,000,000 4 1/2 per cent. subordinated convertible bonds 2011 are convertible, at any time, into ordinary shares at a conversion price of 399p per ordinary share. Following the year end, GBP500,000 nominal of bonds have been converted into 125,313 new ordinary shares.

In accordance with FRS4 "Capital Instruments", issue costs are charged to the revenue account over the term of the capital instrument.

FRS13 requires disclosure of the fair value of debt. The GBP40,000,000 4 1/2 per cent. subordinated convertible bonds 2011 were listed on the London Stock Exchange, with UBS Warburg and Dresdner Kleinwort Wasserstein ("DKW") appointed as market makers. On 31 December 2002 the market makers were quoting a bid-offer spread of 75p to 125p. This equates to a fair valuation range of GBP30-50 million for the GBP40,000,000 4 1/2 per cent. subordinated convertible bonds 2011 in issue at 31 December 2002.

18.   Contingent liabilities

The Company guarantees any drawings taken out by the Platinum Trust under the EUR225 million loan facility (GBP146.7 million, translated at 31 December
2002). No drawings had been made under the facility by the Platinum Trust.


19.   Capital commitments

At 31 December 2002 the Group had uncalled commitments to its fund investments as follows:
                                                                                            Amount     Uncalled
                                                                                          uncalled  commitment*
                                                                                            (local         GBPm
                                                                                         currency)
                                                                                     ---------------------------
International Life Sciences Fund III                                                        $65.6m         40.8
Permira Europe I                                                                           EUR6.9m          4.5
Permira Europe II                                                                        EUR287.3m        187.2
Schroder Canadian Buy-Out Fund II                                                           C$0.9m          0.4
Schroder Canadian Buy-Out Fund III                                                         C$36.5m         14.3
Schroder Ventures Asia Pacific Fund                                                         $34.9m         21.7
Schroder Ventures International Life Sciences Fund II                                        $4.1m          2.5
Schroder Ventures US Fund                                                                   $31.1m         19.3
The Japan Venture Fund III                                                                 Y521.9m          2.7

                                                                                     ---------------------------
Total                                                                                                     293.4

                                                                                                   ============
* Based on exchange rates at 31 December 2002.



20.   Share capital
                                                                                       For the six For the year
                                                                                      months ended     ended 30
                                                                                       31 December         June
                                                                                              2002         2002
                                                                                            GBP000       GBP000
                                                                                     ---------------------------
Authorised:
150,000,000 ordinary shares of GBP1.00 each                                                150,000      150,000
Allotted, called up and fully paid:
Opening balance of 102,265,699 (30 June 2002:  102,265,699)
ordinary shares of GBP1.00 each                                                            102,266      102,266


                                                                                     ---------------------------
Closing balance of 102,265,699 (30 June 2002:  102,265,699)
ordinary shares of GBP1.00 each                                                            102,266      102,266


                                                                                     ===========================


Options over ordinary shares

During the six months ended 31 December 2002 no options were granted. Similarly no options were exercised during the six months and none lapsed. At 31 December 2002, 4,253,363 (30 June 2002: 4,253,363) options to subscribe for ordinary shares were outstanding:


Issue date                                                                 Exercise   31 December  30 June 2002
                                                                          price per   2002 Number     Number in
                                                                              share      in issue         issue
----------------------------------------------------------------------------------------------------------------

June 2001                                                                    410.0p     2,813,407     2,813,407
June 2001                                                                    405.5p        28,359        28,359
April 2002                                                                   335.0p        34,774        34,774
April 2002                                                                   334.5p     1,376,823     1,376,823

                                                                                   -----------------------------
                                                                                        4,253,363     4,253,363

                                                                                   =============================



21.   Share premium account
                                                                                      For the six  For the year
                                                                                     months ended ended 30 June
                                                                                      31 December
                                                                                             2002          2002
                                                                                           GBP000        GBP000
                                                                                   -----------------------------
Balance brought forward and carried forward                                                 7,453         7,453

                                                                                   =============================





22.   Capital redemption reserve
                                                                                      For the six  For the year
                                                                                     months ended ended 30 June
                                                                                      31 December
                                                                                             2002          2002
                                                                                           GBP000        GBP000
                                                                                   -----------------------------
Balance brought forward and carried forward                                                 3,204         3,204

                                                                                   =============================




23.   Share purchase reserve
                                                                                      For the six  For the year
                                                                                     months ended ended 30 June
                                                                                      31 December
                                                                                             2002          2002
                                                                                           GBP000        GBP000
                                                                                   -----------------------------
Balance brought forward and carried forward                                                92,054        92,054

                                                                                   =============================



24.   Capital reserve
                                                                                       For the six For the year
                                                                                      months ended     ended 30
                                                                                       31 December         June
                                                                                              2002         2002
                                                                                            GBP000       GBP000
                                                                                     ---------------------------
Realised gains brought forward                                                             280,716      260,256
Realised gains on venture fund distributions                                                58,425       11,553
Transfer on disposal                                                                        31,644        8,504
Realised exchange losses on loans                                                            (901)            -
Realised gains on currency balances                                                            591           42
Realised exchange (losses)/gains on sale of money market instruments                         (428)          361

                                                                                     ---------------------------
Realised gains carried forward                                                             370,047      280,716

                                                                                     ---------------------------
Unrealised losses brought forward                                                         (64,011)     (51,321)
Increase in unrealised losses on venture funds                                            (15,456)      (4,258)
Transfer on disposal                                                                      (31,644)      (8,504)
Increase in unrealised exchange gains on money market instruments                               36           56
Minority interest - equity                                                                      23           16

                                                                                     ---------------------------
Unrealised losses carried forward                                                        (111,052)     (64,011)

                                                                                     ---------------------------
Balance carried forward                                                                    258,995      216,705

                                                                                     ===========================



25.   Revenue reserve
                                                                                       For the six For the year
                                                                                      months ended     ended 30
                                                                                       31 December         June
                                                                                              2002         2002
                                                                                            GBP000       GBP000
                                                                                     ---------------------------
Balance brought forward                                                                      1,405        2,960
Transfer to revenue account                                                                (2,185)      (1,555)

                                                                                     ---------------------------
Balance carried forward                                                                      (780)        1,405

                                                                                     ===========================



26.   Reconciliation of movements in shareholdes' funds
                                                                                      For the six  For the year
                                                                                     months ended ended 30 June
                                                                                      31 December
                                                                                             2002          2002
                                                                                           GBP000        GBP000
                                                                                   -----------------------------
Deficit attributable to equity shareholders                                               (2,185)       (1,555)
Dividends                                                                                       -             -

                                                                                   -----------------------------
Deficit on revenue account                                                                (2,185)       (1,555)
Non-distributable capital gain for the period                                              42,290         7,770

                                                                                   -----------------------------
Net addition to shareholders' funds                                                        40,105         6,215
Shareholders' funds brought forward                                                       423,087       416,872

                                                                                   -----------------------------
Shareholders' funds carried forward                                                       463,192       423,087

                                                                                   =============================

27.   Net asset value per ordinary share

Calculation of the net asset values per ordinary share are based on Group net assets of GBP463,192,000 (30 June 2002: GBP423,087,000) and on 102,265,699 (30
June 2002: 102,265,699) ordinary shares in issue at the balance sheet date.

The Group diluted net asset values per ordinary share assume the GBP40,000,000 4 1/2 per cent. subordinated convertible bonds 2011 are converted at the balance sheet date at an exercise price of 399p into 10,025,062 new ordinary shares (30 June 2002: exercise price of 410p into 9,756,097 new ordinary shares).

The Group diluted net asset values per ordinary share also assume that share options (note 20) with a strike price lower than the undiluted net asset value per ordinary share are exercised at the balance sheet date. This results in the issue of an additional 4,253,363 ordinary shares for consideration of GBP16,372,000 (30 June 2002: issue of 4,253,363 ordinary shares for consideration of GBP16,372,000).

The calculation of the diluted net asset values per ordinary share are based on Group net assets of GBP519,564,000 and on 116,544,124 ordinary shares in issue at the balance sheet date (30 June 2002: Group net assets of GBP479,459,000 and 116,275,159 ordinary shares).


28.   Reconciliation of operating profit to net cash inflow/(outflow) from operating activities

                                                                                      For the six  For the year
                                                                                     months ended ended 30 June
                                                                                      31 December
                                                                                             2002          2002
                                                                                           GBP000        GBP000
                                                                                   -----------------------------
Net (deficit)/return before finance costs and taxation                                      (697)           384
Foreign exchange losses/(gains) credited to the revenue account                                17           (3)
Increase in accrued income                                                                  (861)         (604)
Increase in debtors                                                                          (24)          (15)
Increase in creditors                                                                       1,657            27

                                                                                   -----------------------------
Net cash inflow/(outflow) from operating activities                                            92         (211)

                                                                                   =============================



29.   Analysis of changes in net (debt)/funds

                             At 1 July    Exchange  Cashflow      At 31 At 1 July Exchange   Cashflow     At 30
                                  2002    gain on             December      2001   gain on            June 2002
                                             cash                 2002                cash
                                GBP000     GBP000    GBP000     GBP000    GBP000    GBP000     GBP000    GBP000

                            ------------------------------------------------------------------------------------
Cash at bank                     9,303        574   (4,990)      4,887     7,191        45      2,067     9,303
Debt due:
Within one year                      -          -         -          -         -         -          -         -
After one year                (39,152)          -      (49)   (39,201)         -         -   (39,152)  (39,152)
                            ------------------------------------------------------------------------------------
Net (debt)/funds              (29,849)        574   (5,039)   (34,314)     7,191        45   (37,085)  (29,849)
                            ====================================================================================


30.   Related party transactions

The Company has appointed Schroder Investment Management Limited ("SIM"), a wholly owned subsidiary of Schroders plc, to provide Company secretarial and administrative services. Under the terms of this agreement, SIM is entitled to receive an annual fee equal to the greater of GBP75,000 or the aggregate of (i)
0.12 per cent. per annum of the first GBP50 million of net assets, (ii) 0.06 per cent. per annum of the next GBP50 million of such net assets and (iii) 0.04 per cent. of the remaining net assets. The agreement is subject to a four month notice period. The total fees, including amounts in respect of VAT, paid or payable to SIM for these services in respect of the six months to 31 December 2002 were GBP144,000 (year ended 30 June 2002: GBP246,000), all of which (30 June 2002: GBP126,000) was outstanding at the balance sheet date. In addition, SIM receives fees for the provision of taxation services to the Company. The total fees paid or payable to SIM for these services in respect of the six months to 31 December 2002 was GBP15,000, including amounts in respect of VAT (year ended 30 June 2002: GBP22,000), of which GBP11,000 (30 June 2002:
GBP22,000) was outstanding at the balance sheet date.

In consideration for its management of the Company's fixed interest portfolio, Schroder Investment Management (UK) Limited ("SIMUK") receives a fee based on the average value of the Company's month-end cash and fixed interest portfolio, excluding funds managed by SIMUK, calculated at the rate of 0.10 per cent. per annum on the first GBP75 million of assets, 0.05 per cent. on the next GBP75 million and 0.3 per cent. thereafter, subject to a minimum fee of GBP20,000 per annum. The total fees, including amounts in respect of VAT, paid or payable for these services in respect of the six months to 31 December 2002 were GBP18,000 (year ended 30 June 2002: GBP25,000), of which GBP29,000 (30 June 2002:
GBP10,000) was outstanding at the balance sheet date. At 31 December 2002, SVIIT held an investment of GBP10 million in the Schroder Offshore Cash Fund.

SIM has also provided investment trust dealing services. The total cost to the Company for this service, payable to Lloyds TSB Registrars, for the six months to 31 December 2002 was GBP12,000, including amounts in respect of VAT (year ended 30 June 2002: GBP21,000).

On 22 April 2002, Schroders Ventures (London) Limited ("SVLL"), a wholly owned subsidiary of Schroder Ventures International Investment Trust plc ("SVIIT"), assigned a debt in respect of a future revenue stream of GBP1 million due from Schroder Investment Management (Ireland) Limited ("SIMIL") to SVIIT for a consideration of GBP1 million. During the six month period under review, GBP338,000 was repaid by SIMIL, leaving an outstanding debt of GBP662,000 at 31 December 2002. An additional GBP440,000 has been repaid after the balance sheet date.

On 8 May 2003, SVLL assigned a debt in respect of a future revenue stream of EUR2,280,000 due from SIMIL to SVIIT for a consideration of EUR2,280,000.

John McLachlan and Nicholas Ferguson are members of the Advisory Committees of certain of the Schroder Ventures' and Permira funds in which the Company invests.

Nicholas Ferguson and members of his family and Andrew Williams have an interest in the Carried Interest in respect of certain Funds. Nicholas Ferguson and Andrew Williams have forgone a portion of their entitlement to Carried Interest on existing Funds and any entitlement they may have to Carried Interest on future Schroder Ventures or Permira funds in return for share options granted by the Company under the Executive Share Option Plan. Nicholas Ferguson and Andrew Williams also participate in the Schroder Ventures Co-Investment Scheme and Schroder Ventures Investment Limited.

31.   Risk

The following disclosures relating to the risks faced by the Company are provided in accordance with Financial Reporting Standard 13, "Derivatives and other financial instruments disclosures".

Financial instruments and risk profile

The Company's principal investment objective is to achieve capital appreciation by investing primarily in an international portfolio of buy-out and development capital funds, which are managed or advised by Schroder Ventures or Permira. These investments are typically illiquid. In addition, the Company holds money market instruments, cash and short-term deposits and various items such as debtors and creditors that arise directly from its operations. These financial instruments held by the Company are generally liquid.

The holding of securities, investing activities and associated financing undertaken pursuant to this objective involves certain inherent risks. Events may occur that would result in either a reduction in the Company's net assets or a reduction of revenue profits available for dividend.

As an investment trust the Company invests in securities for the long term. The Company has not taken out any derivatives contracts to date.

Currency risk

The Company is exposed to currency risk directly since the majority of its assets and liabilities are denominated in foreign currency and their sterling value can be significantly affected by movements in foreign exchange rates. The Company does not normally hedge against foreign currency movements affecting the value of its investments, but takes account of this risk when making investment decisions.

Interest rate risk

The Company's revenue will be affected by changes in prevailing interest rates since the majority of its income derives from money market instruments and bank deposit interest. The effect of interest rate changes on the valuation of investments forms part of valuation risk, which is considered separately below.


Financial assets of the Group
                                                         Floating Rate   Fixed rate  Non-interest         Total
                                                                                          bearing
                                                                GBP000       GBP000        GBP000        GBP000
                                                        --------------------------------------------------------
Currency denomination of assets at 31 December 2002:
Sterling                                                        14,765            -        17,834        32,599
Euro                                                             3,989            -       326,809       330,798
US dollar                                                           31            -       101,364       101,395
Japanese yen                                                         -            -        15,918        15,918
Canadian dollar                                                     13            -        26,524        26,537

                                                        --------------------------------------------------------
                                                                18,798            -       488,449       507,247

                                                        ========================================================





                                                         Floating Rate   Fixed rate  Non-interest         Total
                                                                                          bearing
                                                                GBP000       GBP000        GBP000        GBP000
                                                        --------------------------------------------------------
Currency denomination of assets at 30 June 2002:
Sterling                                                         5,896        7,884        18,544        32,324
Euro                                                             3,274       14,457       270,532       288,263
US dollar                                                          128        8,659        94,172       102,959
Japanese yen                                                         -            -        17,058        17,058
Canadian dollar                                                      5            -        26,065        26,070

                                                        --------------------------------------------------------
                                                                 9,303       31,000       426,371       466,674

                                                        ========================================================


The floating rate assets consist of short-term deposits. The non-interest bearing assets represent the Funds and co-investments and other short-term debtors. The fixed rate assets comprise treasury bills, net of outstanding redemptions but excluding other short term debtors and creditors, and can be further analysed as follows:


Fixed rate financial assets
                                                             31 December 2002              30 June 2002

                                                        --------------------------------------------------------

                                                              Weighted     Weighted      Weighted      Weighted
                                                               average      average       average       average
                                                         interest rate    period on interest rate     period on
                                                                         which rate               which rate is
                                                                           is based                       based

                                                        --------------------------------------------------------
Euro                                                                 -            -         3.00%       30 days
US dollars                                                           -            -         1.50%       23 days
Sterling                                                             -            -         3.16%       24 days



Financial liabilities of the Group
The Company issued GBP40 million nominal of 10 year 4 1/2 per cent. subordinated convertible bonds in November 2011. The Company does not have any other borrowings at balance sheet date, although it does have in place a loan facility of EUR225 million with the Royal Bank of Scotland plc.

The main risk arising from the Company's financial instruments is valuation risk. The Board reviews and agrees policy for managing this risk as summarised below. This policy has remained substantially unchanged since the launch of the Company.

Valuation risk

The Company's exposure to valuation risk comprises mainly movements in the value of its underlying investments. A breakdown of the venture fund portfolio by geographical area is given in note 13. In accordance with the Company's accounting policies, all underlying investments are valued by the directors in accordance with the current guidelines issued by the British Venture Capital Association ("BVCA"), adopting the overriding BVCA principle that the value should be a fair one. The Company does not hedge against movements in the value of these investments. Uncertainty arises as a result of future changes in the valuation of the Company's underlying investments, the majority of which are unquoted, and the effect changes in exchange rates may have in the sterling value of these investments. Development Stage Equity Investments and Early Stage Equity Investments, by their nature, involve uncertainty as to the ultimate value likely to be realised on the disposal of those investments, particularly as their unquoted nature means that a ready market may not exist for them.

The Company's sensitivity to valuation risk will be affected by changes in levels of borrowing and liquidity, as approved by the Board. At 31 December 2002, a 10 per cent. movement in the valuation of the Group's venture fund portfolio would have resulted in a 10 per cent. change in net asset value per share.

The directors believe that the diversified nature of the Company's portfolio and the number of underlying investments in the Funds significantly reduces the risks normally associated with making investments in the buy-out and development capital markets.

Holding risk

In certain circumstances, SVIIT may wish to transfer its holdings in particular Funds. In a majority of the Funds in which SVIIT will invest, the general partner, trustee or manager has the ultimate right, similar to that exercisable by a board of a private Company, to refuse to register the transfer of an interest. While SVIIT has no reason to believe that any request for the transfer of an interest would be refused, it is of course conceivable that the general partner's trustee's or manager's overriding fiduciary duty could result in its refusing to register a particular transfer proposed by the Company.

If as a consequence of a failure to pay a call, the Company is treated as a defaulting investor under the relevant Fund, it will suffer a resultant dilution in interest and possibly the compulsory sale of its interest.

                          PART VI - SUBSCRIPTION AND SALE

1.    Subscription

Pursuant to subscription agreements dated 16 and 18 July 2003 and 7 August 2003 (each a "Subscription Agreement" and together, the "Subscription Agreements"), the Subscribers have each agreed with the Issuer to subscribe for the Bonds at 108, 108, 110.5 (GBP800,000), 112.5 (GBP100,000) and 114 (GBP2,100,000) per
cent., respectively, of the principal amount of the First Tranche Bonds, the Second Tranche Bonds and the Third Tranche Bonds, respectively. The Subscribers have each made certain representations and agreements with the Issuer regarding the offer, transfer and resale of the Bonds as set out in section 2 below.

2.    Selling restrictions

(a)   United States

The Bonds, the Ordinary Shares and the EDRs have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act. The Issuer has registered the Ordinary Shares under the United States Securities Exchange Act of 1934 in the United States.

The Issuer has not been, and will not be, registered as an investment company under the Investment Company Act. No more than 75 U.S. persons as determined in accordance with the Investment Company Act who have acquired securities of the Issuer from the Issuer or its agents or affiliates ("Direct Purchasers") or any United States Resident Transferee of any Direct Purchaser ("Private Offering Holders") may beneficially own securities (other than certain short-term securities) of the Issuer. If the Issuer's securities (other than certain short-term securities) including Ordinary Shares and the Bonds could be deemed to be beneficially owned by more than 75 Private Offering Holders (and in other circumstances as set forth in the Issuer's articles of association), the Issuer may require the transfer of any securities of the Issuer owned by such Private Offering Holders as will be required to reduce to 75 or below the number of Private Offering Holders beneficially owning securities of the Issuer, including Ordinary Shares and the Bonds.

Representations and Agreements of the Subscribers:

Each of the Subscribers has represented that it (1) is not a U.S. person, (2) is not a foreign person who is relocating to the United States, (3) will not be within the United States at the time it purchases the Bonds, (4) has not offered or sold, and will not offer or sell any Bonds (a) within the United States, (b) to any U.S. person, or (c) to any foreign person who is relocating to the United States, (5) has not engaged in and will not engage in any "directed selling efforts," within the meaning of Regulation S under the Securities Act, (6) has not taken and will not take any action that will constitute a public offering of the Bonds in the United States, (7) has not used and will not use any form of general solicitation or general advertising, and (8) has not sold any securities of the same class as the Bonds within the six-month period immediately prior to the date on which it purchased the Bonds.

Each of the Subscribers also has represented and agreed that it is not investing on behalf of a United States pension or United States employee benefit plan and that it will not transfer the Bonds to any person or entity who is investing on behalf of a United States pension or other United States employee benefit plan. Each Subscriber has further represented and agreed that in the event the representation and warranty described in the preceding sentence shall cease to be true and correct, it shall (1) notify the Issuer as soon as practicable of that fact and (2) cooperate in good faith with the Issuer to permit the Issuer to take appropriate actions to ensure compliance with ERISA or similar United States laws or to avoid their application.

Each of the Subscribers have also agreed that it will not, directly or indirectly, offer or sell any Bonds or distribute or publish any offering circular, prospectus, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations, and all offers and sales of Bonds by it will be made on the same terms. In addition, each Subscriber has agreed to obtain any consent, approval or permission which is required for the offer, purchase or sale by it of Bonds under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such offers, purchases or sales and to comply with all such laws and regulations.

(b)   United Kingdom

The Subscribers have each represented and agreed that:

(i) it has not offered or sold and will not offer or sell any Bonds to persons in the United Kingdom prior to any admission of the Bonds to listing in accordance with Part VI of the FSMA except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the FSMA;

(ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Bonds in, from or otherwise involving the United Kingdom; and

(iii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue of any Bonds in circumstances in which Section 21 of the FSMA does not apply to the Issuer.

Each Subscriber has also represented that it is not engaged in money laundering (as defined in the Money Laundering Regulations 1993) and, if it is making a payment on behalf of a third party, it is an authorised institution bound by such regulations and satisfactory evidence has been obtained and recorded by it to identify the identity of such third party as required by such regulations.

Each Subscriber has represented and agreed that the issue of the Bonds subscribed by them will not give rise to a liability to stamp duty or stamp duty reserve tax under any of sections 67, 70, 93 or 96 of the Finance Act 1986 of the United Kingdom.

General

The Issuer makes no representation that the Bonds may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder, or assumes any responsibility for facilitating any such sale.

              PART VII - CERTAIN UNITED KINGDOM TAX CONSIDERATIONS

The comments below are of a general nature based on current United Kingdom law and practice. They do not necessarily apply where the income is deemed for tax purposes to be the income of any other person. They relate only to the position of persons who are the absolute beneficial owners of their Bonds and may not apply to certain classes of persons such as dealers or persons who are connected with the Company within the meaning of Section 839 of the Income and Corporation Taxes Act 1988 or sub-section 87(3) of the Finance Act 1996 or persons who acquire the Bonds where the right or opportunity to acquire the Bonds was available by reason of an employment or office of that or any other person. They assume that the Bonds will be listed on a recognised stock exchange within the meaning of Section 841 of the Income and Corporation Taxes Act 1988 before any payment of interest is made on the Bonds. Any Bondholders who are in doubt as to their personal tax position should consult their professional advisers.

1.    Interest

While the Bonds continue to be listed on a recognised stock exchange within the meaning of Section 841 of the Income and Corporation Taxes Act 1988 (for example, while the Bonds continue to be listed on the Official List of the United Kingdom Listing Authority and admitted to trading on the London Stock Exchange), payments of interest may be made without withholding or deduction for or on account of income tax.

Persons in the United Kingdom paying interest to or receiving interest on behalf of another person may be required to provide certain information to the United Kingdom Inland Revenue regarding the identity of the payee or person entitled to the interest and, in certain circumstances, such information may be exchanged with tax authorities in other countries.

If the Bonds cease to be listed on a recognised stock exchange, interest will generally be paid under deduction of income tax at the lower rate (currently 20 per cent.). The terms and conditions of the Bonds do not provide for any additional payments to be made in this or any other situation. Bondholders who are not resident in the United Kingdom may, however, be able to recover all or part of the tax deducted if there is an appropriate provision in an applicable double tax treaty and where such a treaty applies a direction may be given in advance by the Inland Revenue to enable the interest to be paid without deduction of withholding tax.

The interest has a United Kingdom source and accordingly may be chargeable to United Kingdom tax by direct assessment. Where the interest is paid without withholding or deduction, the interest will not be assessed to United Kingdom tax in the hands of Bondholders who are not resident in the United Kingdom, except where such persons carry on a trade, profession or vocation in the United Kingdom through a United Kingdom branch, agency or permanent establishment in connection with which the interest is received or to which the Bonds are attributable, in which case (subject to exemptions for interest received by certain categories of agent) tax may be levied on the United Kingdom branch, agency or permanent establishment.

Bondholders should again note that since the terms and conditions of the Bonds do not provide for additional payments to be made in any circumstances, no additional payments would be made even if the Inland Revenue sought to assess United Kingdom tax directly on the person entitled to the relevant interest. However, exemption from or reduction of such United Kingdom tax liability might be available under an applicable double taxation treaty.

Bondholders within the charge to United Kingdom corporation tax will be subject to tax as income on all interest arising in respect of the Bonds. The amount of interest to be charged to United Kingdom corporation tax in each accounting period should be ascertained using an authorised accruals basis of accounting.

Bondholders who are not subject to United Kingdom corporation tax but who are subject to United Kingdom income tax will generally be subject to income tax on interest arising in respect of the Bonds when the interest is received.

2.    Disposal (including Redemption) and Conversion

(i)   Non-United Kingdom Resident Bondholders

Bondholders who are not resident or ordinarily resident for tax purposes in the United Kingdom and who do not carry on a trade, profession or vocation in the United Kingdom through a branch, agency or permanent establishment to which the Bonds are attributable are generally outside the charge to United Kingdom taxation on chargeable gains with respect to the disposal of the Bonds or the conversion of the Bonds into Ordinary Shares.

(ii)  Bondholders Within the Charge to United Kingdom Corporation Tax

Disposal

Although the position is not entirely free from doubt, except in respect of amounts relating to interest on the Bonds, a Bondholder within the charge to United Kingdom corporation tax should not be subject to tax on any profits in respect of the Bonds as income. The Bonds will, however, be treated as "chargeable assets" for the purposes of the United Kingdom taxation of chargeable gains. Accordingly, a disposal of Bonds may give rise to a chargeable gain or allowable loss.

For the purposes of the United Kingdom taxation of chargeable gains, the consideration for any acquisition or disposal of the Bonds will be treated as adjusted so as to exclude, on a just and reasonable basis, the amount of such consideration which relates to interest which has accrued but has not been paid as at the date of such acquisition or disposal.

Conversion

Conversion of the Bonds should not be treated as a disposal of the Bonds (except for the purpose of an adjustment for accrued interest) and should not of itself give rise to a charge to the United Kingdom taxation of chargeable gains.

(iii) Other Bondholders

Disposal

A disposal of a Bond by a Bondholder resident or ordinarily resident for tax purposes in the United Kingdom or who carries on a trade, profession or vocation in the United Kingdom through a branch, agency or permanent establishment to which the Bond is attributable may give rise to a chargeable gain or allowable loss for the purposes of the United Kingdom taxation of chargeable gains.

The provisions of the accrued income scheme contained in Chapter II Part XVII of the Income and Corporation Taxes Act 1988 (the "accrued income scheme") may apply on the transfer of a Bond by a Bondholder and may apply to a person to whom the Bond is transferred. Generally, persons who are neither resident nor ordinarily resident in the United Kingdom and dealers in securities will not be subject to the provisions of the accrued income scheme. On a transfer of securities with accrued interest, the accrued income scheme would normally deem the transferor to receive an amount of income equal to the accrued interest and deem the transferee to obtain an equivalent credit to set against the deemed or actual interest he subsequently receives.

Conversion

The accrued income scheme

On a conversion, interest which is deemed to have accrued since the last interest payment date may be chargeable to United Kingdom tax as income under the accrued income scheme even though on conversion accrued interest may not be payable. In those circumstances an amount equal to the deemed accrued interest may be treated for the purposes of the United Kingdom taxation of chargeable gains as consideration given by the Bondholder for the Ordinary Shares received on conversion.

Capital gains tax

Conversion of the Bonds should not be treated as a disposal of the Bonds (except for the purpose of an adjustment for accrued interest) and should not of itself give rise to a charge to the United Kingdom taxation of chargeable gains.

3.    Dividends on Ordinary Shares

The Company will not be required to withhold tax at source when paying a dividend on the Ordinary Shares.

A Shareholder who is an individual resident (for tax purposes) in the United Kingdom and who receives a dividend will be entitled to a tax credit equal to one-ninth of the dividend. The individual will be taxable on the total of the dividend and the related tax credit (the "gross dividend"), which will be regarded as the top slice of the individual's income. The tax credit will, however, be treated as discharging the individual's liability to income tax in respect of the gross dividend, unless and except to the extent that the gross dividend falls above the threshold for the higher rate of income tax, in which case the individual will have to account for additional tax equal to 22.5 per cent. of the gross dividend (which is also equal to 25 per cent. of the cash dividend received). A Shareholder who is an individual resident (for tax purposes) in the United Kingdom and who is not liable for income tax on dividends received by it from the Company will not be entitled to claim repayment of the tax credit in respect of those dividends except where the Ordinary Shares are held in a Personal Equity Plan or Individual Savings Account and the dividends are paid on or before 5 April 2004.

Other United Kingdom resident taxpayers who are not liable to United Kingdom tax on dividends, including pension funds and charities, will not be entitled to claim repayment of the tax credit attaching to dividends paid by the Company, although charities will be entitled to limited compensation in lieu of repayable tax credits in respect of dividends paid on or before 5 April 2004.

United Kingdom resident corporate Shareholders will generally not be subject to corporation tax on dividends paid by the Company. Such Shareholders will not be able to claim repayment of tax credits attaching to dividends.

A Shareholder who is not resident (for tax purposes) in the United Kingdom will not generally be able to claim repayment from the Inland Revenue of any material part of the tax credit attaching to dividends paid by the Company. A Shareholder resident outside the United Kingdom may also be subject to foreign taxation on dividend income under local law. A Shareholder who is not resident in the United Kingdom (for tax purposes) should consult his own tax adviser concerning his tax liabilities on dividends received from the Company.

4.    Disposal of the Ordinary Shares

A disposal of Ordinary Shares by United Kingdom resident holders may, depending on their circumstances, give rise to a chargeable gain or allowable loss for the purpose of the United Kingdom taxation of chargeable gains.

5.    United Kingdom Stamp Duty and Stamp Duty Reserve Tax ("SDRT")

Except where Bonds are issued to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts, or to, or to a nominee or agent for, a person providing a clearance service, no United Kingdom stamp duty or SDRT should be payable on the issue of the Bonds. No United Kingdom stamp duty or SDRT should be payable on the redemption or conversion of the Bonds, except where the Ordinary Shares issued on conversion are issued to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts, or to, or to a nominee or agent for, a person providing a clearance service.

The transfer on sale of Bonds or Ordinary Shares will normally be liable to ad valorem stamp duty generally at a rate of 0.5 per cent. of the amount or value of the consideration for the transfer rounded up to the nearest GBP5. The purchaser normally pays the stamp duty.

An unconditional agreement to sell Bonds or Ordinary Shares will normally give rise to a liability on the purchaser to SDRT generally at a rate of 0.5 per cent. of the amount or value of the consideration for the sale. If a duly stamped transfer in respect of the agreement is produced within six years of the date that the agreement is entered into or (if later) the date that it becomes unconditional, any SDRT is repayable generally with interest, and any unpaid SDRT is cancelled.

Under the CREST system for paperless share transfers, no stamp duty or SDRT will arise on a transfer of Ordinary Shares into the system unless such transfer is made for a consideration in money or money's worth, in which case a liability to SDRT (usually at a rate of 0.5 per cent.) will arise. Paperless transfers of Ordinary Shares within CREST will be liable to SDRT rather than stamp duty.

The issue or transfer of Ordinary Shares or Bonds to, or to a nominee or agent for, a person whose business is or includes issuing depository receipts or to, or to a nominee or agent for, a person providing a clearance service, will generally be subject to stamp duty or SDRT at 1.5 per cent. of the amount or value of the consideration or, in certain cases, the value of the Ordinary Shares or Bonds transferred (rounded up to the nearest GBP5 in the case of stamp duty) unless, in the case of an issue or transfer to a clearance service, the clearance service has made an election under Section 97A of the Finance Act 1986 which applies to the Ordinary Shares or Bonds, as the case may be. Under Section 97A of the Finance Act 1986, clearance services may, provided they meet certain conditions, elect for the 0.5 per cent. rate of stamp duty or SDRT to apply to the transfer of securities within such services instead of the 1.5 per cent. rate applying to an issue or transfer of such securities into the clearance service.

A transfer of depository receipts should not in practice need to be stamped provided that the depository receipts are not held on a register in the United Kingdom and that any transfer document is executed and retained outside the United Kingdom and will not give rise to SDRT.

If you are not resident in the United Kingdom or are subject to tax in any other jurisdiction or if you are in any doubt as to your tax position, you should consult an appropriate professional advisor without delay.

                        PART VIII - GENERAL INFORMATION

1.    Incorporation

(a) The Company was incorporated and registered in England and Wales on 12 June 1995 under the Companies Act as a public limited company with registered number 3066856. It changed its name to Schroder Ventures International Investment Trust plc on 20 February 1996. The Company operates under the Companies Act and the regulations made thereunder.

(b)   The  Company's  registered  office is 31 Gresham  Street, London EC2V 7QA.
      Its principal place of business and head office is Burleigh House, 357 Strand, London WC2R 0HS.

2.    Share capital and indebtedness

(a) The authorised share capital of the Company is GBP150,000,000 divided into 150,000,000 Ordinary Shares of which 102,391,012 are presently issued and fully paid up.

      Pursuant to the terms and conditions of the Company's GBP40,000,000 4 1/2 per cent. subordinated convertible bonds 2011 a conversion notice in respect of GBP500,000 in principal amount of the bonds was received on 9 January 2003. Following the conversion, a further 125,313 new Ordinary Shares were allotted to the bondholder, increasing the issued Ordinary Share capital of the Company to 102,391,012.

(b) The Ordinary Shares are in registered form and are listed on the Official List and traded on the London Stock Exchange.

(c) On 21 November 2001, the Company issued GBP40,000,000 4.5 per cent. subordinated convertible bonds 2011 convertible into Ordinary Shares at 410p subject to adjustment if the December 2001 or June 2002 net asset value per Ordinary Share falls. Subsequently, on 8 November 2002, the conversion price of the bonds was adjusted to 399p. At
      12 August 2003, GBP39,500,000 4 1/2 per cent. subordinated convertible bonds 2011 were outstanding. The procedures for conversion of the GBP40,000,000 4 1/2 per cent. subordinated convertible bonds 2011 are substantially similar to those set out in condition 5.2 of these Listing Particulars.

(d) On 20 May 2003, the Company issued GBP40,000,000 4.5 per cent. subordinated convertible bonds 2013 convertible into Ordinary Shares at 480p. The Bonds, once admitted to the Official List and admitted to trading on the London Stock Exchange's market for listed securities, will be fungible with the GBP40,000,000 4.5 per cent. subordinated convertible bonds 2013.

(e) At the Company's Annual General Meeting held on 25 April 2003 resolutions were proposed and passed to:

      (i) give the Directors power to allot relevant securities up to an aggregate nominal amount of (1) GBP1,023,910 (equivalent to 1 per cent. of the Company's issued Ordinary Share capital as at 21 March 2003) in connection with the Company's
            Executive Share Option Plan; and (2) GBP34,130,337 (equivalent to one-third of the Company's issued Ordinary Share capital as at 21 March 2003); and

      (ii) give the Directors the power to allot equity securities as if the provisions in section 89(1) of the Companies Act 1985 did not apply (1) up to an aggregate nominal amount of GBP1,023,910 (equivalent to 1 per cent. of the Company's issued Ordinary Share capital as at 21 March 2003) in connection with the Company's Executive Share Option Plan; (2) pursuant to rights issues and other pre-emptive issues; and (3) up to an aggregate nominal amount of GBP10,239,101 (equivalent to 10 per cent. of the Company's issued Ordinary Share capital as at 21 March 2003).

(f) On 13 March 2003, 1,227,464 options over Ordinary Shares were granted. Since 31 December 2002 29,297 options over Ordinary Shares lapsed. During the six months ended 31 December 2002, no options over Ordinary Shares were granted and none were exercised. At
      12 August 2003, 5,451,530 options to subscribe for Ordinary Shares were outstanding.

(g) The Company has guaranteed any drawings made by the Platinum Trust under the Facility Agreement (which is a secured facility). The Platinum Trust has guaranteed any drawings made by the Company under the Facility Agreement. As at 12 August 2003, EUR55,500,000 was outstanding under the Facility Agreement.

(h) No account has been taken of liabilities or guarantees between undertakings within the Group.

(i)  Save as  disclosed in this  paragraph 2 of Part VIII,  as at 12 August 2003
     there  are  no  other  material   outstanding  loan  capital,   borrowings,
     indebtedness, contingent liabilities or guarantees of the Group.

3.    Directors' and others' interests

(a)The interests of the Directors as notified to the Company under the provisions of sections 324 and 328 of the Companies Act and as shown in the register of such interests required to be maintained under the provisions of section 325 of the Companies Act and the interests of all connected persons of a Director (within the meaning of section 346 of the Companies Act) which would if the connected person were a Director, be required to be disclosed in accordance with the foregoing sections and the existence of which is known to or could with reasonable diligence be ascertained by that Director all of which are beneficial (except where indicated), in the Ordinary Shares at the date of this document, are as follows:

                                                                                       Beneficial Percentage of
                                                                                           No. of  issued share
                                                                                         Ordinary       capital
                                                                                           Shares
                                                                                   -----------------------------

J J McLachlan                                                                              18,077      0.017655
N E H Ferguson (beneficial)                                                               233,284      0.227836
N E H Ferguson (non-beneficial)                                                            27,900      0.027248
C J Govett (beneficial)                                                                    67,500      0.065923
C J Govett (non-beneficial)                                                                20,000      0.019532
A J Habgood (beneficial)                                                                   25,000      0.024416
A J Habgood (non-beneficial)                                                               12,500      0.012208
E W Koning                                                                                      0             0
D Raeburn                                                                                  60,000      0.058598
A F Sykes                                                                                       0             0
A C Williams (beneficial)                                                                   9,235      0.009019
A C Williams (non-beneficial)                                                               2,000      0.001953

Nicholas Ferguson also holds GBP100,000 of SVIIT's GBP40,000,000 4 1/2 per cent. subordinated convertible bonds 2011 and GBP500,000 of SVIIT's GBP40,000,000 4 1/2 per cent. subordinated convertible bonds 2013.

Dennis Raeburn also holds GBP500,000 of SVIIT's GBP40,000,000 4 1/2 per cent. subordinated convertible bonds 2013.

Anthony Habgood also holds GBP200,000 of SVIIT's GBP40,000,000 4 1/2 per cent. subordinated convertible bonds 2013.

Options held by Directors over Ordinary Shares of the Company

In addition, the following Directors have been granted options over Ordinary Shares under the Executive Share Option Plan:


Director                                Number of       Grant Date   Exercise        Earliest* Latest* Exercise
                                          Options                       Price    Exercise Date             Date
                                             Over
                                         Ordinary
                                           Shares

                                      --------------------------------------------------------------------------

N E H Ferguson                            715,446     21 June 2001       410p     21 June 2004     20 June 2011
N E H Ferguson                            357,724     21 June 2001       410p     21 June 2005     20 June 2011
N E H Ferguson                            404,484     5 April 2002     334.5p     5 April 2005     4 April 2012
N E H Ferguson                            349,840    13 March 2003    392.75p    13 March 2006    12 March 2013
A C Williams                              373,983     21 June 2001       410p     21 June 2004     20 June 2011
A C Williams                              186,992     21 June 2001       410p     21 June 2005     20 June 2011
A C Williams                              272,645     5 April 2002     334.5p     5 April 2005     4 April 2012
A C Williams                              239,847    13 March 2003    392.75p    13 March 2006    12 March 2013


* options are exercisable subject to appropriate performance targets being met.

(b) The Directors do not have service contracts with the Company. However, Nicholas Ferguson and Andrew Williams, who are employed by SIM, are seconded to SVLL. As part of the secondment arrangements, SVLL will reimburse SIM for the salary, bonus and other benefits paid by SIM to Nicholas Ferguson and Andrew Williams.

(c)  Directors' Remuneration

     The emoluments of the Directors in respect of the six months ended 31 December 2002 were as specified below:

                                                                                            Total         Total
                                                                                   emoluments six    emoluments
                                                           Benefits in      Annual   months to 31    year to 30
                                           Salary & fees          kind       bonus  December 2002     June 2002
                                                 GBP'000       GBP'000     GBP'000        GBP'000       GBP'000
                                          ----------------------------------------------------------------------

Executive
N E H Ferguson                                       165             1         301            467           823
A C Williams (appointed 3 May 2002)                  152             1         170            323           101
Non-Executive
J J McLachlan                                         38             -           -             38            75
C J Govett                                            12             -           -             12            24
A J Habgood                                           12             -           -             12            24
E W Koning                                            11             -           -             11            20
D Raeburn                                             12             -           -             12            22
I P Sedgwick                                           -             -           -              -            17
A F Sykes (appointed 3 May 2002)                      10             -           -             10             4

                                          ----------------------------------------------------------------------
Aggregate emoluments                                 412             2         471            885         1,110

                                          ======================================================================


(S) Bonuses include provision for amounts accrued but not paid in respect of the six months ended 31 December 2002. Annual bonuses are awarded in respect of calendar years.

(d) There are no outstanding loans or guarantees granted or provided by any member of the SVIIT Group to or for the benefit of any Director.

(e) Nicholas Ferguson and members of his family and Andrew Williams have an interest in the Carried Interest in respect of certain Funds. Further details in respect of Carried Interest are set out on page 22. Nicholas Ferguson and Andrew Williams have forgone a portion of their entitlement to Carried Interest on existing Funds and any entitlement they may have to Carried Interest on future Schroder Ventures or Permira funds in return for options to subscribe for Ordinary Shares granted by the Company under the Executive Share Option Plan. Nicholas Ferguson and Andrew Williams also participate in the Schroder Ventures Co-Investment Scheme and Schroder Ventures Investments Limited.

(f) Save as disclosed in paragraph 3(e), no Director has, or has had, an interest in any transactions which are or were unusual in their nature and conditions or significant to the business of the Group which were effected by the Company during the period from 31 December 2002 to the date of this document, or during the six months ended 31 December 2002, or during an earlier financial year and which remain in any respect outstanding or unperformed.

(g) The Directors are aware of the following interests (within the meaning of Part VI of the Companies Act) which, held directly or indirectly, represent three per cent. or more of the issued share capital of the Company on 12 August 2003 (being the latest practicable date prior to the publication of this document):



Name                                                                                    Number of Percentage of
                                                                                         Ordinary  issued share
                                                                                           Shares       capital

                                                                                   -----------------------------

Schroders plc and its subsidiaries
 - non-beneficial, managed for clients                                                 16,622,251         16.23
 - beneficial                                                                           7,113,449          6.95
AEGON Investment Management BV                                                         22,403,665         21.88
Lansdowne Partners                                                                      8,084,162          7.90
Fidelity International Limited                                                          4,551,451          4.45


(h) Nicholas Ferguson, Andrew Sykes and Andrew Williams also hold directorships within the Schroders Group, in particular, Nicholas Ferguson is a non-executive director of Schroders plc and Andrew Sykes is an executive director of Schroders plc.

(i) A description of the advisory committees is set out in paragraph 2 of Part III of these Listing Particulars.

(j) SVIIT is represented on the advisory committees of the following Funds by either John McLachlan, Nicholas Ferguson or Andrew Williams: Permira UK III, Permira Europe I, II and III, The Japan Venture Fund III, Schroder Ventures US Fund, Schroder Ventures International Life Sciences Fund II, International Life Sciences Fund III, Schroder Canadian Buy-out Fund II and III and Schroder Ventures Asia Pacific Fund. The remaining Directors of the Company do not hold positions on the advisory committees for the Funds.

4.    Memorandum of Association

The Memorandum of Association of the Company provides that the Company's principal object is to undertake and carry on the business of an investment trust company. The objects of the Company are set out in full in clause 4 of the Memorandum of Association, which is available for inspection as set out in paragraph 10 of this Part VIII.

5.    Articles of Association

The Articles of Association contain provisions, inter alia, to the following effect.

(a)  Voting rights

(i) Subject to any special terms as to voting upon which any shares may be issued or may for the time being be held and to any other provisions of the Articles, every member present in person at a general meeting shall have one vote on a show of hands, and on a poll every member present in person or by proxy shall have one vote for every Ordinary Share of which he is the holder.

(ii) No member shall, unless the Board decides otherwise, be entitled to vote at any general meeting of the Company or any separate meeting of the holders of any class of shares of the Company if any call or other sum presently payable by him in respect of those shares remains unpaid or if he has been served with a restriction notice after failure to provide the Company with information concerning interests in those shares required to be provided under a statutory notice.

(iii)On any resolution to change the Company's name from a name including the word "Schroder" (or to amend this provision) any shares held by the Schroder Group shall carry three times the total number of any votes (if any) cast against such a resolution.

While any member of the Schroder Group holds any Ordinary Shares it may request the company secretary to call a meeting and propose a resolution to change the name of the Company to a name not including the word "Schroder" and the company secretary must within twenty-one days of such request take all necessary steps to call such a meeting to consider such a resolution and a meeting must in any case be held not later than six weeks after such a request.

(b)  Variation of rights and alteration of capital

(i) Subject to the provisions of the Companies Act and the Articles, all or any of the rights for the time being attached to any class of shares may be varied with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares. The quorum requirement for such a separate general meeting is a person or persons holding or representing by proxy not less than one-third in nominal value of the issued shares of the class.

(ii) The Company may by ordinary resolution:

     (1) increase its authorised share capital by such sum to be divided into shares of such amounts as the resolution shall prescribe;

     (2) consolidate and divide all or any of its share capital into shares of a larger amount;

     (3) subject to the provisions of the Companies Act, sub-divide its share capital into shares of a smaller amount; and

     (4) cancel any shares which have not been taken or agreed to be taken by any person and diminish its authorised share capital by the amount of the shares so cancelled.

Subject to the provisions of the Companies Act, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account in any way.

(iii)Subject to the provisions of the Companies Act and the rights of the holders of any class of shares, the Company may issue any share which is to be redeemed or which is liable to be redeemed at the option of the Company or the holder and may purchase shares comprising all or any of its shares of any classes then in issue, including redeemable shares.

(c)  Dividends and other distributions

(i) The Company may by ordinary resolution from time to time declare dividends, but no such dividends shall be payable otherwise than in accordance with the Companies Act or in excess of the amount recommended by the Board. Payment of dividends to the members shall be in accordance with their rights and interests in the profits available for distribution. Dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. The Board may from time to time pay to the members such interim dividends as appear to the Board to be justified by the financial position of the Company and the Board may also pay any dividends payable at a fixed rate at intervals settled by the Board whenever the financial position of the Company, in the opinion of the Board, justifies their payment.

(ii) The Board may withhold payment of all or any part of any dividends (including shares issued in lieu of dividends) in respect of the Company's shares from a person with an interest of 0.25 per cent. or over (as defined in the Articles) in those shares or any class thereof if such a person has been served with a restriction notice after failure to provide the Company with information concerning interests in those shares required to be provided under a statutory notice.

(iii)Capital profits and surpluses arising from the realisation of investments will not be available for distribution by way of dividend.

(iv) Any dividend unclaimed after a period of 12 years from the date it became due for payment shall be forfeited and shall revert to the Company.

(v) Upon the commencement of liquidation, the liquidator may, with the sanction of a special resolution of the Company and subject to the Companies Act, either distribute the whole or part of the Company's assets in kind and for that purpose determine the basis and value of the distribution between members or vest the whole or part of the assets in trustees for the benefit of the contributories as the liquidator shall think fit. No member is obliged to accept shares or assets subject to a liability.

(d)   Capital reserves

All capital profits arising on the sale or realisation of investments and other capital assets in excess of the book value thereof and all other capital profits and unrealised appreciation of investments or other assets representing or in the nature of accretion to capital assets will either be credited to a capital reserve to be maintained by the Company or be applied in providing for depreciation or contingencies. Any losses resulting from any such dealings as aforesaid and any depreciation in value of capital assets will be debited to such capital reserve except in so far as the Board otherwise decides. All sums carried and standing to the capital reserve may be applied for any of the purposes to which sums standing to any revenue reserve are applicable, except and provided that no part of the capital reserve or any other monies in the nature of accretion to capital may be transferred to revenue account or be regarded or treated as profits of the Company available to be applied in paying dividends.

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The Board may  determine  whether  any amount  received  by the Company is to be dealt with as income or capital or partly one and partly the other. The Board may also determine whether any cost or expense (including any costs incurred or sums expended in connection with the management of the assets of the Company) is to be treated as a cost or expense chargeable to capital or revenue account or partly one and partly the other and, to the extent that the Board determines that such cost or expense should be apportioned to capital, the Board may debit or charge the same to the capital reserve.

(e)   Transfer of shares

The shares are in registered form and may be transferred by instrument in writing in any usual form or in any other form which the Board may approve. Shares held in uncertificated form may be transferred by means of a relevant system as provided for in the Uncertificated Securities Regulations and the rules of any relevant system. The instrument of transfer must be executed on behalf of the transferor (in the case of a partly paid share, the transferee) and the transferor is deemed to remain the holder until the transferee's name is entered in the register. The Board may, in its absolute discretion, and without specifying any reason, refuse to register any transfer of shares which are not fully paid. The Board may also refuse to register any transfer of shares unless the instrument of transfer is lodged with the Company accompanied by the certificate for the shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make such transfer or if the instrument of transfer is in respect of a transfer to joint holders where the number of joint holders to whom the shares are to be transferred exceeds four. The Board may only decline to register a transfer of a share held in uncertificated form in the circumstances set out in the Uncertificated Securities Regulations and where the number of joint holders to whom the uncertificated share is to be transferred exceeds four.

The Board may (subject to the Uncertificated Securities Regulations) decline to register a transfer of the shares by a person with an interest of 0.25 per cent. or over (as defined in the Articles) in those shares or any class thereof if such a person has been served with a restriction notice after a failure to provide the Company with information concerning interests in those shares required to be provided under a statutory notice unless the transfer is shown to the Board to be pursuant to an arm's length transaction (as defined in the Articles).

(f)   Compulsory transfer of shares

If it shall come to the notice of the Directors that any share or shares:

(i) are or may be owned or held directly or beneficially by any person or persons whose ownership or holding or continued ownership or holding of those shares (whether on its own or in conjunction with any other circumstance appearing to the Directors to be relevant) might in the sole and conclusive determination of the Directors cause a pecuniary or tax disadvantage to the Company or any other holder of shares or other securities of the Company; or

(ii) are or may be owned or held directly or beneficially such that the aggregate number of UnitedStates Persons who are holders or beneficial owners (which for these purposes shall include beneficial ownership by attribution pursuant to section 3(c)(1)(A) of the Investment Company Act) of shares or other securities of the Company, including bonds (other than certain short-term securities) and who acquired securities of the Company from the Company or its agents or affiliates ("direct purchasers") or any U.S. resident transferee of any direct purchaser ("Private Offering Holders") is or may be more than 75; or

(iii)are or may be owned or held directly or beneficially by any person to whom a transfer of shares or whose ownership or holding of any shares might in the opinion of the Directors require registration of the Company as an investment company under the Investment Company Act the Directors may, and:

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

(iv) if it shall come to the notice of the Directors that any share or shares are or may be owned or held directly or beneficially by any person who is a pension or other benefit plan subject to Title 1 of the United States Employee Retirement Income Security Act of 1974, as amended ("ERISA") and in the opinion of the Directors the assets of the Company may be considered "plan assets" within the meaning of regulations adopted under ERISA the Directors shall be required to, serve a notice (a "Transfer Notice") upon the person (or any one of such persons where shares are registered in joint names) appearing in the register as the holder (the "Vendor") of the share, shares or any of the shares concerned (the "Relevant Shares") requiring the Vendor within 21 days (or such extended time as in all the circumstances the Directors shall consider reasonable) to transfer (and/or procure the disposal of interests in) the Relevant Shares to another person who, in the sole and conclusive determination of the Directors, would not fall within (i), (iii) or (iv) above and whose ownership or holding of such share or shares would not result in the aggregate number of United States Persons who are beneficial owners or holders of shares or other securities of the Company (other than certain short-term securities) being 75 or more (such a person being hereinafter called an "Eligible Transferee"). On and after the date of such Transfer Notice, and until registration of a transfer of the Relevant Share to which it relates pursuant to the provisions of this paragraph or the following paragraph, the rights and privileges attaching to the Relevant Shares shall be suspended and not capable of exercise.

If within 21 days after the giving of a Transfer Notice (or such extended time as in all the circumstances the Directors shall consider reasonable) the Transfer Notice has not been complied with to the satisfaction of the Directors, the Company may sell the Relevant Shares on behalf of the holder or holders thereof by instructing a member of the London Stock Exchange to sell them in accordance with the best practice then obtaining to any Eligible Transferee or Eligible Transferees.

The net proceeds of the sale of the Relevant Shares shall be received by the Company, whose receipt shall be a good discharge for the purchase moneys, and will belong to the Company and, upon their receipt, the Company will become indebted to the former holder of, or person entitled by transmission to, the Relevant Shares for an amount equal to the net proceeds of transfer upon surrender by him or them of the certificate for the Relevant Shares which the Vendor shall forthwith be obliged to deliver to the Company. No trust will be created in respect of the debt and no interest will be payable in respect of it and the Company will not be required to account for any moneys earned from the net proceeds of transfer which may be employed in the business of the Company or as it thinks fit. The Company may register the transferee or transferees as holder or holders of the Relevant Shares and issue to him or them a certificate for the same and thereupon the transferee or transferees shall become absolutely entitled thereto.

A person who becomes aware that his holding, directly or beneficially, of shares will, or is likely to, fall within any of sub-paragraphs (i), (iii) or (iv) above or, being a Private Offering Holder and a beneficial owner or holder of shares, becomes aware that the aggregate number of Private Offering Holders who are beneficial owners or holders of shares or other securities of the Company (other than certain short-term securities) is more than 75, shall forthwith, unless he has already received a Transfer Notice in accordance with the foregoing, either transfer the shares to an Eligible Transferee or Eligible Transferees or give a request in writing to the Directors for the issue of a Transfer Notice in accordance with the foregoing. Every such request shall be accompanied by the certificate or certificates for the shares to which it relates.

The Directors shall, unless any Director has reason to believe otherwise, be entitled to assume without enquiry that none of the shares are held in such a way as to entitle or require the Directors to serve a Transfer Notice in respect thereof. The Directors may, however, at any time and from time to time call upon any holder (or any one of joint holders) of shares by notice in writing to provide such information and evidence as they shall require upon any matter connected with or in relation to such holder of shares. In the event of such information and evidence not being so provided within such reasonable period (not being less than 21 days after service of the notice requiring the same) as may be specified by the Directors in the said notice, the Directors may, in their absolute discretion, treat any share held by such a holder or joint holder as being held in such a way as to entitle or require them to serve a Transfer Notice in respect thereof.

The Directors shall not be required to give any reasons for any decision, determination or declaration taken or made in accordance with these provisions. The exercise of the powers conferred by the foregoing shall not be questioned or invalidated in any case on the ground that there was insufficient evidence of direct or beneficial ownership or holding of shares by any person or that the true direct or beneficial owner or holder of any shares was otherwise than as appeared to the Directors at the relevant date provided that the said powers shall have been exercised in good faith.

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

(g)   Borrowing powers

The Directors may exercise all the powers of the Company to borrow money, and to mortgage or charge its undertaking, property and assets and uncalled capital, and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party. The Directors must restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings so as to secure that the aggregate principal amount from time to time outstanding of all borrowings (as defined in the Articles) by the Company and its subsidiary undertakings (exclusive of borrowings intragroup) shall not at any time without the previous sanction of an ordinary resolution of the Company exceed an amount equal to the adjusted capital and reserves (as defined in the Articles) of the Company.

(h)  Directors

     (i)   Appointment of Directors

     Directors may be appointed by the Company by ordinary resolution or by the Directors. A Director appointed by the Directors will hold office only until the next following Annual General Meeting and will not be taken into account in determining the Directors who are to retire by rotation at that meeting.

     (ii)  Age of Directors

     No person is disqualified from being a Director or is required to vacate that office, by reason only of the fact that he has attained the age of 70 years or any other age, nor is it necessary to give special notice of a resolution appointing or approving the appointment of such a Director. However, where the Directors convene any general meeting at which, to the knowledge of the Directors, a Director who is over the age of 70 will be proposed for re-appointment, the Directors will give notice of his age in the notice convening the meeting.

     (iii) Remuneration of Directors

     Each of the Directors shall be paid a fee at such rate as may be determined by the Directors provided that the total fees paid to the Directors (excluding amounts payable under other provisions of the Articles) shall not exceed GBP100,000 per annum or such higher amount as may from time to time be decided by ordinary resolution of the Company. At the Annual
     General Meeting in 2000, this amount was increased to GBP200,000 by ordinary resolution of the Company. Each Director may also be paid reasonable travelling, hotel and incidental expenses of attending meetings of the Directors, of committees of the Directors or general meetings of the Company or any other meeting which as a Director he is entitled to attend and shall be paid all expenses incurred by him in the conduct of the Company's business or in the discharge of his duties as a Director.

     Any Director who goes or resides abroad for any purpose of the Company or performs services beyond the ordinary duties of a Director may be paid such extra remuneration as the Directors may determine in addition to any other remuneration from the Company.

     (iv) Executive Directors

     The Directors may from time to time appoint one or more of their body to hold any employment or executive office with the Company (including that of managing director) for such period (subject to the provisions of the Companies Act) and upon such other terms as the Board may decide and may revoke or terminate any appointment so made. A Director so appointed shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Directors may decide either in addition to or in lieu of his remuneration as a Director.

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

     (v) Retirement of Directors by rotation

     At every Annual General Meeting of the Company, as nearly as possible one-third of the Directors who are subject to retirement by rotation will retire by rotation and be eligible for re-election. The Directors to retire will be those who have been longest in office or, in the case of those who were appointed or re-appointed on the same day, will be (unless they otherwise agree) determined bylot.

     (vi) Restrictions on voting

     A Director shall not vote on, or be counted in the quorum in relation to, any resolution of the Directors concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, to any office or place of profit with the Company or any other company in which the Company is interested but, where proposals are under consideration concerning the appointment, or the settlement or variation of the terms or the termination of the appointment, of two or more Directors to offices or places of profit with the Company or any other company in which the Company is interested, a separate resolution may be put in relation to each Director and in that case each of the Directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution unless it concerns his own appointment, or the settlement or variation of the terms or the termination of his own appointment, or the appointment of another Director to an office or place of profit with a company in which the Company is interested and the Director seeking to vote or to be counted in the quorum owns one per cent. or more of it.

     A Director shall not vote on, or be counted in the quorum in relation to, any resolution of the Directors in respect of any contract in which he has an interest which (taken with any interest of any person connected with him) is to his knowledge a material interest and, if he shall do so, his vote shall not be counted, but this prohibition shall not apply to any resolution concerning any of the following matters:

     (1) the giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him or by any other person at the request of or for the benefit of the Company or any of its subsidiaries;

     (2) the giving to a third party of any guarantee, indemnity or security in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

     (3) where the Company or any of its subsidiary undertakings is offering securities in which offer the Director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the Director is a participant;

     (4) any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the Company or any of its subsidiaries or by reason of any other interest in or through the Company or any of its subsidiaries;

     (5) any contract concerning any other company (not being a company in which the Director owns one per cent. or more) in which he is interested directly or indirectly whether as an officer, shareholder, creditor or otherwise howsoever;

     (6) any contract concerning the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to Directors and employees of the Company or any of its subsidiaries and does not provide in respect of any Director as such any privilege or advantage not accorded to the employees to whom the fund or scheme relates;

     (7) any contract for the benefit of employees of the Company or of any of its subsidiaries under which he benefits in a similar manner to the employees and which does not accord to any Director as such any privilege or advantage not accorded to the employees to whom the contract relates; or
                                       76

     (8) any contract for the purchase or maintenance for any Director or Directors of insurance against any liability.

     (vii) Directors' shareholdings

     There is no qualification fixed by the Articles for a Director to hold any shares in the Company.

     (viii) Directors' independence from the Schroder Group

     The majority of the Directors shall comprise persons who are independent of Schroder Ventures and the Schroder Group, which majority shall include the chairman of the Board. For this purpose, a Director is deemed to be independent of the Schroder Group unless (a) he is a director, officer, general partner or employee of a member of the Schroder Group or (b) a member of the Schroder Group is connected with him within the meaning given to that expression by section 346 of the Companies Act.

(i)  Indemnity of officers

     Subject to the provisions of the Companies Act, the Company may indemnify any Director or other officer against any liability and may purchase and maintain, for any Director or other officer insurance against any liability.

     Every Director or other officer shall be indemnified, and if the Directors so determine an auditor may be indemnified, out of the assets of the Company against any liability incurred as a director or other officer, or as auditor, in defending any proceedings (whether civil or criminal) in which judgment is given in his favour or in which he is acquitted or in connection with any application under the Companies Act in which relief is granted to him by the Court.


(j)  Untraced shareholders

     The Company may sell any certificated shares in the Company on behalf of the holder of or the person entitled to transmission to the shares after advertising its intention to sell and waiting for three months if the shares have been in issue for at least 12 years immediately preceding the relevant advertisement and during that period at least three cash dividends have become payable on them and have not been claimed or satisfied and, so far as any Director is aware, the Company has not received any communication during the relevant period from the holder of the shares or any person entitled to them by transmission. Upon any such sale, the Company will become indebted to the former holder of the shares or the person entitled to them by transmission for an amount equal to the net proceeds of sale.

(k)  Record date for service

     Any document may be served by the Company by reference to the register as it stands at any time not more than 15 days before the date of delivery and no change in the register after that time shall invalidate that service. Where any document is served on any person in respect of a share in accordance with the Articles, no person deriving any title or interest in that share shall be entitled to any further service of that document.

(l)  Members resident abroad

     Members with registered addresses outside the United Kingdom and who give to the Company an address outside the United Kingdom at which such notices may be served are entitled to have notices served at that address and will be deemed to have received notices posted to that address seven London business days following posting of the relevant notice.

6.   Risk Factors

     An investment in the Company is suitable only for sophisticated investors who are in a position to commit funds for a considerable period of time. The past investment performance of the Company is not necessarily a guide to the future performance of the Company's investments. The risk factors that potential investors should be aware of include the following:

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

* The Company's investments are likely to be of a long-term nature. Such investments may often be difficult to value and there can be no assurance that the Company will be able to realise its investments in a timely manner. In addition, the value of investments may fall as well as rise.

* The success of the companies in which the Company will invest could be adversely affected by a range of factors, including changes in economic conditions, interest rate movements, changes in law and specific developments within the company or industry in which it operates.

* It may take a significant period of time from the date of an investment before realisation of the investment can be achieved. It is possible that no return to investors will occur or if there is a return that it will not occur for a number of years.

* An investment in the Company may involve complex tax considerations which may differ for each investor. Each investor is advised to consult their own tax advisers.

* The success of the Company and its investments as a whole depends on the ability of the Company to identify, acquire and realise appropriate investments on attractive terms. Investors will not have the opportunity to evaluate the relevant financial and other information which will be utilised by the Company in the selection, structuring, monitoring and disposal of investments or otherwise to take part in the management of the Company and its investments.

* The Company will be competing for investments with other parties. It is possible that competition for appropriate investment opportunities may increase, which may reduce the number of opportunities available and adversely affect the terms upon which such investments can be made.

7.    Executive Share Option Plan

A summary of the terms of the Executive Share Option Plan are set out below.

General

The Executive Share Option Plan is divided into four separate parts: Part A covers the grant of Inland Revenue approved options to employees (which will confer certain tax reliefs on its participants), Part B covers the grant of non-approved options to employees, Part C covers the grant of incentive stock options to U.S. participants (which will confer certain tax reliefs on its participants) and Part D is intended to cover the grant of options to individuals seconded to the Company and its subsidiaries. The terms of the options to be granted under each part are identical in all material respects unless indicated to the contrary in this summary.

It is intended that the Board's functions under the Executive Share Option Plan,
other  than  administrative   ones,  will  be  discharged  by  the  Remuneration
Committee.

Eligibility

Employees of the Company and its subsidiaries (which, for the purposes of Part D of the Executive Share Option Plan, is taken to include joint ventures) and directors of such companies who are obliged to work at least 25 hours a week for any of the Company or its subsidiaries, plus individuals seconded to the Company or its subsidiaries, who are not within two years of their contractual retirement age and who are not otherwise excluded by the relevant legislation, will be eligible to participate in the Executive Share Option Plan.

Grant of options

Options may be granted within the six weeks following the announcement by the Company of its results for any period. They may also be granted at other times which the Board considers to be sufficiently exceptional.

No options may be granted later than 10 years after the adoption of the Executive Share Option Plan. The Remuneration Committee will formally review the operation of the Executive Share Option Plan no later than five years after its adoption.

No payment will be required for the grant of an option. Options are not transferable other than where their transfer to a trust is approved by the Remuneration Committee or following a participant's death, in which case they may be exercised by his or her personal representatives.

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

Limit on Individual Participation

In any financial year of the Company in which the Remuneration Committee decides to grant options, the aggregate exercise price of options granted to an individual participant under the Executive Share Option Plan will not normally exceed an amount determined by the Remuneration Committee in the light of individual performance, the performance of the Company and market practice. It is not anticipated that the value of shares under options granted in any financial year will, other than in exceptional circumstances, exceed two times an individual's remuneration.

The aggregate market value (as at the date of grant) of shares under option to an individual at any given moment pursuant to Part A of the Executive Share Option Plan or any other approved executive share option scheme established by the Company or an associated company shall not exceed GBP30,000 or such other limit as may from time to time apply under the relevant legislation.

The aggregate market value (as at the date of grant) of Ordinary Shares in respect of which options granted under Part C of the Executive Share Option Plan to any individual may first become exercisable in any calendar year shall not exceed U.S.$100,000.

Overall Limits

No options may be granted under the Executive Share Option Plan which would cause the number of Ordinary Shares issued or issuable pursuant to options granted during any period of 10 years under all employees' share plans adopted by the Company to exceed 10 per cent. of the Company's issued ordinary share capital from time to time. In particular, options may not be granted over more than 1,500,000 Ordinary Shares under Part C of the Executive Share Option Plan.

Exercise Price

The price per Ordinary Share payable on the exercise of an option will not be less than the middle-market quotation for an Ordinary Share as derived from the Daily Official List of the London Stock Exchange on the day before the option was granted or some other day or days agreed with the Inland Revenue. The middle-market quotation may also be averaged over any three day period for this purpose.

Exercise of Options

An option will not normally be exercisable until three years from its grant. Options will lapse no later than 10 years from the date granted.

For the initial share option grant, a staggered vesting schedule was incorporated for the most senior executives of SVLL whereby, to the extent that the performance target has been met, two-thirds of the grant will be exercisable three years from grant, with the remaining one-third exercisable four years from grant.

The Remuneration Committee intends to set appropriately demanding performance conditions (including a performance target) on the exercise of options. The provision to re-test the performance target after the initial three year performance period will be limited to re-tests every six months up to six years from grant. For each re-test, the base point for measuring the performance target will be fixed at the date of grant.

For the initial share option grant under the Executive Share Option Plan, the Remuneration Committee has chosen a performance target broadly equivalent to the hurdle rate attached to Carried Interest in respect of existing Funds. The exercise of options will be subject to a performance target which requires the percentage growth in the Company's net asset value per Ordinary Share, as disclosed in the Annual Report and Accounts or Interim Report (whichever is the more recent), over the performance period to be at least equal to (a) the percentage growth in the Retail Price Index over the same period plus (b) a percentage equal to four times the number of years in the performance period.

If the performance target has not been fully satisfied on the third anniversary of the date of initial grant, the target can be re-tested every six months over the life of the option. The performance period in each case will be the period from the date of grant of the options until the date at which the performance target is being tested.

The Remuneration Committee is cognisant of current market practice whereby companies are limiting the opportunities to re-test performance targets attached to share options. The initial share option grant is, however, designed to replicate so far as practicable the potential gains through Carried

Interest arrangements being forgone (as outlined above), which can reward executives up to 12 years after the initial investment. The Remuneration Committee therefore considers that it is appropriate to incorporate a provision to re-test the performance target over the full 10 year life of the option.

Options normally lapse on cessation of employment (which is taken to include ceasing to be a Director or on secondment). However, exercise is permitted:

(a) following cessation of employment in certain specified  circumstances and at
the  Boards   discretion   following   cessation  of  employment  in  any  other
circumstances; or

(b) on a reconstruction, takeover or winding-up of the Company.

In such cases the performance conditions cease to apply, except that they continue to apply in the case of normal retirement and that the Remuneration Committee has discretion as to how they shall continue to apply in the case of a restructuring, takeover or winding-up but having regard to performance to the date of such restructuring, takeover or winding-up.

The exercise of an option may be satisfied not in shares but with cash of equivalent value.

Variation of Capital

In the event of any increase or variation of share capital, or (except in the case of Inland Revenue approved options) of a demerger, special dividend or any other circumstance similarly affecting options, the Board may make such adjustments as it considers appropriate to the number of shares subject to options and the price payable on their exercise.

Alterations to the Executive Share Option Plan

The Board may at any time alter or add to the Executive Share Option Plan in any respect, provided that the prior approval of the Company in general meeting is obtained for alterations or additions to the advantage of participants to the rules governing eligibility, limits on participation, terms of exercise, non-assignability of options and adjustments of options. Such prior approval is not required for minor amendments for administrative advantage, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or group companies. Also, the above does not restrict the ability of the Board to adjust performance conditions to take account of supervening events (e.g. a variation of share capital).

Pensionability

No benefits received under the Executive Share Option Plan will be pensionable.

PAYE/NIC Elections

For the initial grant the Executive Share Option Plan required the option holder to indemnify the SVIIT Group (or his or her employer if different) in respect of any PAYE liability. It also allows the Company to sell Ordinary Shares on the option holder's behalf to meet this liability.

At the Remuneration Committee's discretion, the option holder may, as a condition of grant of an option under the unapproved part of the Executive Share Option Plan, be required to indemnify the SVIIT Group (or his or her employer if different) in respect of any employer's national insurance liability (or overseas equivalent) on the exercise of the option or, alternatively, to enter into an election with his employer to pass this liability to the option holder.

Employee Benefit Trusts

Employee Benefit Trusts were established to operate in conjunction with the Executive Share Option Plan and any other employee share scheme operated by the Company or its subsidiaries. This will provide the Company with flexibility in the sourcing of Ordinary Shares for these schemes.

The trusts were constituted by trust deeds between the Company and Mourant & Co. Trustees Limited as trustee. The trustee has the power to acquire Ordinary Shares for the benefit of the employees and former employees of the Company and its subsidiaries and certain of their dependants. Any Ordinary Shares so acquired will be able to be used for the purposes of the Executive Share Option Plan (other than Part D) or any other employee share scheme operated by the Company or its subsidiaries.

The trustee will not, without prior Shareholders' approval, make any acquisition of Ordinary Shares which would result in more than five per cent. of the Company's issued Ordinary Share capital being held in the trusts.

Overseas Participants

Parts B and D of the Executive Share Option Plan provide that the rules of the Executive Share Option Plan may be amended for participants outside the UK. Options granted to such participants may be granted subject to different terms and conditions in order to take into account local tax, exchange control or securities laws but any Ordinary Shares made available by virtue of such amendments must be treated as counting against any limits on individual or overall participation in the Executive Share Option Plan. Part C of the Executive Share Option Plan covers the grant of incentive stock options to participants in the US which allow them to benefit from a favourable tax regime.

8.   General

(a) There are no nor have there been any legal or arbitration proceedings involving any member of the Group (including any proceedings which are pending or threatened of which the Company is aware) which may have or have had in the previous 12 months a significant effect on the Group's financial position.

(b) The Platinum Trust is a Guernsey unit trust in which the Company owns approximately 99 per cent. of the A units (equity) and 90 per cent. of the B units (non-equity), and is accordingly treated as a subsidiary of the Company. The remaining units are owned by Schroder Investments (Bermuda) Limited. The principal purpose of the Platinum Trust is to invest in unit trusts, limited partnerships or companies comprising funds with the objective of participating in venture capital and buy-out opportunities. The Platinum Trust holds certain interests in the Funds. The trustee of the Platinum Trust is Barings (Guernsey) Limited.

(c) There has been no significant change in the financial or trading position of the Group since 31 December 2002, the date of the last audited financial statements. There has been no material adverse change in the financial position or prospects of the Group since 30 June 2002, the date of the last audited financial statements.

(d) Ernst & Young of Rolls House, 7 Rolls Buildings, Fetter Lane, London EC4A 1NH have audited the accounts of the Company for the years ended 30 June 2000, 2001 and 2002 and for the six months to 31 December 2002. The audit report on each set of accounts was unqualified.

(e)  Contracts in respect of the Bonds

     The following is a summary of the contents of each principal contract directly concerning the issue of the Bonds:

     (i) the First Supplemental Trust Deed dated 17 July 2003, the Second Supplemental Trust Deed dated 21 July 2003 and the Third Supplemental Trust Deed dated 8 August 2003 (together with the Trust Deed dated 20 May 2003, each made between (1) the Issuer and (2) The Law Debenture Trust Corporation p.l.c. (the "Trustee"), inter alia, constituting the Bonds (and incorporating the Terms and Conditions and provisions governing the subordination and conversion thereof) and appointing the Trustee to act in that capacity, the "Trust Deed");

     (ii) the First Supplemental Registrar and Paying Agency Agreement dated 17 July 2003 the Second Supplemental Registrar and Paying Agency Agreement dated 21 July 2003 and the Third Supplemental Registrar and Paying Agency Agreement dated 8 August 2003, (together with the Registrar and Paying Agency Agreement dated 20 May 2003, each made between (1) the Issuer (2) the Trustee and (3) JPMorgan Chase Bank, setting out, inter alia, the terms of appointment and duties of JPMorgan Chase Bank (in its capacity as registrar, conversion agent, transfer agent and paying agent (the "Registrar"), the "Registrar and Paying Agency Agreement"). The duties of the Registrar (for which it will receive fees payable by the Issuer) are of an administrative nature acting as agent for the Issuer in relation to the making of payments on the Bonds and in relation to conversion of the Bonds in accordance with and in order to give effect to the provisions of the Trust Deed; and

     (iii)the Subscription Agreements in respect of the Bonds dated 16 and 18 July 2003 and 7 August 2003 between (1) the Issuer and (2) each
          Subscriber, the principal terms of which are summarised in "Subscription and Sale".

(f) The listing of the Bonds on the Official List of the UK Listing Authority and their admission to trading on the London Stock Exchange's market for listed securities will be expressed in pounds sterling as a percentage of their nominal amount (excluding accrued interest). Transactions will normally be effected for settlement in pounds sterling and for delivery on the third business day in London after the day of the transaction. It is expected that such listing will be granted on or about 18 August 2003. Prior to official listing, dealings will be permitted by the London Stock Exchange in accordance with its rules. For the avoidance of doubt, Bonds will not be held by a common depositary for either Euroclear Bank SA/N.V. as operator of the Euroclear System or Clearstream Banking, societe anonyme.

(g) In the event of a winding up of the Issuer, all amounts in respect of the Bonds paid to the Trustee by the liquidator of the Issuer in a winding up of the Issuer will be held by the Trustee upon trust (i) first for payment or satisfaction of all amounts then due and unpaid under clauses 15 and/or 16(x) of the Trust Deed (relating to remuneration and indemnification of the Trustee); (ii) secondly for payment of claims of all Senior Liabilities (as defined in the Terms and Conditions of the Bonds) of the Issuer in a winding up of the Issuer to the extent that such claims are admitted to proof in the winding up (excluding interest accruing after commencement of the winding up); and (iii) thirdly as to the balance (if any) for payment pari passu and rateably of the amounts owing on or in respect of the Bonds.

(h) The ISIN for the Bonds is GB 0032857855 and the SEDOL number for the Bonds is 3-285-785.

9.    Proceeds

The estimated net proceeds of the issue will amount to approximately GBP9,800,000. The proceeds will be used to take advantage of opportunities arising through the launch of new Schroder Ventures or Permira funds and for general corporate purposes.

10.   Documents available for inspection

Copies of the following documents are available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) up to and including 27 August 2003 at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY:

(a)   the Memorandum and Articles of Association of the Company;

(b) the Subscription Agreements, the Registrar and Paying Agency Agreement, and the Trust Deed;

(c) the audited consolidated financial statements of the SVIIT Group for each of the last three completed financial years ended 30 June 2000, 30 June 2001 and 30 June 2002 and for the six months ended 31 December 2002; and

(d)   these Listing Particulars.

                                   DEFINITIONS

The following definitions apply throughout these Listing Particulars unless the context requires otherwise:

"Admission"                     the  admission of the Bonds to the  Official  List and to trading on the London
                                Stock Exchange's market for listed securities
"Articles of Association" or    the articles of association of the Company
"Articles"
"Bondholders"                   the several persons who are for the time being holders of the Bonds
"Calls"                         the  contractual  demands made by the Funds to  Investors  from time to time to satisfy part or all of the  outstanding  unpaid capital  committed by Investors in relation to their  Holdings in  immature  Funds as  described  on page 20 of these Listing Particulars
"Carried Interest"              the  allocation of a portion of gains to  individuals  connected  with Schroder
                                Ventures or Permira and members of the Schroder  Group derived from  particular
                                Holdings of up to 20 per cent. of profits  arising in the Funds,  as calculated in accordance  with the terms of the relevant  Fund, as described on page 22 of these Listing Particulars
"Companies Act"                 the Companies Act 1985, as amended
"CREST"                         the relevant system (as defined in the Uncertificated  Securities  Regulations)
                                in  respect  of  which  CRESTCo  Limited  is  the  Operator  (asdefined  in the
                                Uncertificated  Securities  Regulations),  being a paperless  settlement system enabling  securities  to be  evidenced  otherwise  than  by a  certificate  and transferred otherwise than by way of a written instrument
"Depositary"                    The Bank of New York,  101 Barclay  Street,  22nd Floor,  New York 10286 United
                                States of America or its successor
"Development Stage Equity       unquoted   investments,   including  investments  in  management  buy-outs  and
Investments"                    buy-ins, which are not Early Stage Investments
"Directors" or "Board"          the directors of the Company,  whose names appear under  "Directors,  Secretary and Advisers" on page 3 of these Listing Particulars
"Early Stage Equity Investments"investments in new companies,  including  seed,  start-up and other early stage investments, typically not consistently generating significant profits
"EDRs"                          the Company's Euro Depositary Receipts issued in December 2000
"EDR" or "Euro Depositary       a euro  denominated  certificate  issued  by the  Depositary  representing  one
Receipt"                        Ordinary Share or a multiple thereof
"Ernst & Young"                 the UK firm of Ernst & Young, of Rolls House, 7 Rolls  Buildings,  Fetter Lane,
                                London EC4A 1NH
"Executive Share Option Plan"   the Schroder Ventures  International  Investment Trust plc 2001 Executive Share
                                Option Plan
"Facility Agreement"            the  EUR285,000,000  Secured  Revolving  Credit Facility  Agreement dated 16 June
                                2003  between  SVIIT,  Barings  (Guernsey)  Limited (as trustee of the Platinum
                                Trust),  The Royal Bank of  Scotland  plc and The  Governor  and Company of the
                                Bank of  Scotland as the same may be amended,  restated,  novated,  replaced or substituted  from  time to time  including,  for the  avoidance  of  doubt  but without  limitation,  any  amendment,  restatement,  novation,  replacement  or substitution to increase the principal amount outstanding
"Funds"                         funds,  as listed in Table 2 on page 9 of these Listing  Particulars,  to which
                                Schroder Ventures or Permira act as adviser or consultant (each a "Fund")
"Holdings"                      units  in  unit  trusts,  interests  in  limited  partnerships  and  shares  in companies (and the benefit of loans associated therewith) comprising the Funds
"Investment Company Act"        the United States Investment Company Act of 1940, as amended
"Investors"                     the  persons  who are the  registered  holders of  Holdings  or the  bearers of shares evidencing Holdings
"IRR"                           internal rate of return  calculated on the basis  described on page 21 of these
                                Listing Particulars

                                       83

"listed" or "quoted"            securities   which  are  listed  or  quoted  on  a  public  stock  exchange  or over-the-counter  market  and  "unlisted"  or  "unquoted"  shall  be  construed accordingly
"Listing Rules"                 the  rules  contained  in The  Listing  Rules as  published  by the UK  Listing
                                Authority and amended from time to time
"London Stock Exchange"         the London Stock Exchange plc
"NASD"                          National Association of Securities Dealers, Inc.
"Official List"                 the official list of the UK Listing Authority
"Ordinary Shares"               ordinary shares of GBP1 nominal value each of SVIIT
"Partners"                      a recognised  title applied within Schroder  Ventures to senior  professionals, but not necessarily implying the carrying on of a business in partnership
"Platinum Trust"                a unit trust  registered  in Guernsey  controlled by SVIIT as described on page
                                75 of these Listing Particulars
"Schroder Group"                Schroders  plc and its  subsidiary  undertakings  and  associated  undertakings
                                (within the meaning given to that  expression by paragraph 20 of Schedule 4A to the Companies Act) from time to time
"Schroder Ventures or Permira"  those   independent   entities   being   members  of  the   Schroder   Ventures
                                international  association  and providing  advisory or consultancy  services to the Funds
"Schroder Ventures Limited"     the  company  incorporated  in  Guernsey  with  registered  number  32623 whose registered  office is at Barfield  House,  St Julian's  Avenue,  St Peter Port,
                                Guernsey, Channel Islands
"SEC"                           the US Securities and Exchange Commission
"Section 842"                   Section 842 of the Income and Corporation Taxes Act 1988
"Securities Act"                the United States Securities Act of 1933, as amended
"Shareholder(s)"                holder(s) of Ordinary Shares
"SIM"                           Schroder Investment Management Limited
"SIM (UK)"                      Schroder Investment Management (UK) Limited
"Subscribers"                   the subscribers of the Bonds, each "Subscriber"
"Subscription Price"            the amount  paid to the Issuer by each  Subscriber  in respect of the amount of
                                Bonds  subscribed  by it at an  issue  price  equal  to 100  per  cent.  of the principal amount thereof
"SVIIT" or "Company"            Schroder Ventures International Investment Trust plc
"SVIIT Group" or "Group"        SVIIT and its subsidiary  undertakings and associated  undertakings (within the meaning  given  to  that  expression  by  paragraph  20 of  Schedule  4A to the
                                Companies Act)
"SVLL"                          Schroder  Ventures  (London)  Limited,  whose registered  office is at Burleigh
                                House, 357 Strand, London WC2R 0HS
"SVNA"                          Schroder  Ventures  North America Inc.,  whose  registered  office is at 9 East
                                Loockerman Street, Dover, Delaware, DE 19901, U.S.A.
"UK Listing Authority"          the  Financial  Services  Authority  acting in its  capacity  as the  competent authority  for the  purposes  of FSMA and in the  exercise  of its  function in respect of the admission of securities to the Official List  otherwise  than in accordance with Part VI of FSMA,  including  where the context so permits,  any committee,  employee, officer or servant to whom any function of the UK Listing
                                Authority may for the time being be delegated
"Uncalled Commitments"          commitments to pay future Calls to the Funds
"Uncertificated Securities      the  Uncertificated  Securities  Regulations  2001 (SI 2001 No.  2001/3755)  as
Regulations"                    amended from time to time
"United States"                 the United States of America, its territories and possessions,  any state ofthe
                                United  States of America  and the  District  of  Columbia  and all other areas subject to its jurisdiction
"United States Person" or "US   a person  resident in the United States,  a  corporation,  partnership or other
Person"                         entity created or organised in or under the laws of the United  States,  or any estate or trust the income of which is subject to United States  federal income taxation regardless of its source or any other person,  entity, trust or estate included  within the  definition of "US Person" in Rule 902(k) under the United
                                States Securities Act of 1933, as amended
"U.S. Securities Laws"          the  U.S.  Securities  Act of  1933  (as  amended)  and the US  Securities  and
                                Exchange Act of1934

                                       84


"VAT"                           value  added  tax  as  provided  for  in The  Value  Added  Tax  Act  1994  and legislation  (whether  delegated  or  otherwise)  supplemental  thereto and any similar or turnover tax  replacing or introduced in addition to any of the same and any equivalent thereof in any other jurisdiction.


Currency exchange rates
GBP1 = 1.6099 United States Dollars ("US$")
GBP1 = 2.5433 Canadian Dollars ("C$")
GBP1 = 191.047 Japanese Yen ("YEN")
GBP1 = 1.5342 Euro ("EUR")

Exchange rates are the mid-market spot rates as at the close of business on 31 December 2002, as extracted from the London edition of the Financial Times on 2 January 2003.

For immediate release 7.00am 3 September 2003


          SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC (SVIIT)
                  UNAUDITED INTERIM RESULTS FOR THE SIX MONTHS
                               ENDED 30 JUNE 2003

The Board of SVIIT today announces its unaudited interim results for the six months ended 30 June 2003.


    A solid performance; portfolio valuations stable; fund advisory business progressing well


Highlights include:


     * Net assets broadly in-line with December 2002 at GBP462.4 million (444.2p per share)

     * Solid performance in a difficult operating environment

     * At the underlying portfolio company level, cash generation and resulting reduced debt levels have meant that, despite overall flat earnings growth, portfolio company valuations have remained stable, even though average EBIT multiples used to value the portfolio have decreased

     * Compound  growth rate in NAV per share of 16.0% per annum over five years

Nick Ferguson, CEO of SVIIT, commented:

"SVIIT has delivered another set of solid results, in what has been a difficult operating environment. Over the longer-term, SVIIT continues to outperform and we are confident that it is well placed to make further progress in the future.

"The superior long-term performance of private equity has demonstrated the importance of the asset class. Research shows that private equity investment trusts have exhibited a superior performance, on a risk-adjusted basis, to both the FTSE All-Share and FTSE Small Cap indices.

"We believe that private equity, with its low correlation with equity markets and attractive risk-adjusted return profile, should play a significant part in any balanced investment portfolio."

For further information, please contact:

Schroder Ventures International Investment Trust plc

John McLachlan / Nick Ferguson                       On 03.09.03: 020 7067 0700
                                                      Thereafter: 020 7010 8911
Schroder Ventures (London) Limited
Alice Todhunter                                      On 03.09.03: 020 7067 0700
                                                      Thereafter: 020 7010 8911

Weber Shandwick Square Mile
Tim Jackaman / Peter Corbin / Christian San Jose                  020 7067 0700

Copies of the press release and other corporate information can be found on the company website at: http://www.sviit.co.uk

Chairman & CEO's Statement


Portfolio Performance

In the first six months of 2003, war in Iraq, the outbreak of SARS in Asia and continued economic uncertainty led to a very challenging operating environment for businesses in general. Against this backdrop, SVIIT's portfolio of companies has performed well and we are pleased to report a solid set of results.

At the underlying portfolio company level, cash generation and resulting reduced debt levels have meant that, despite overall flat earnings growth, portfolio company valuations have remained stable, even though average EBIT multiples used to value the portfolio have decreased.

The portfolio is sensitive to currency fluctuations and despite benefiting from the strengthening of the euro, the valuation of the portfolio has also been adversely affected by the weak US dollar.

Overall, net assets have remained broadly in-line with December 2002 at GBP462.4 million (444.2p per share fully diluted). Over five years, SVIIT has reported a compound growth in net asset value per share of 16.0% p.a.


New Fund Commitments

No new fund commitments were made during the six-month period. Since June 2003 however, SVIIT has made two new commitments (both of which were highlighted in the December 2002 Accounts).

The first is a EUR400 million commitment to Permira's third pan-European buy-out fund, Permira Europe III at its first closing. We are considering making a further commitment at the fund's final closing, which is expected in the coming months.

Permira is a leading international private equity firm and a key driver behind SVIIT's net asset growth. The firm has an impressive track record of successful investment, and we look forward to this fund building on the success of its two predecessor funds, Permira Europe I and II.

Permira Europe III will make leveraged and unleveraged acquisitions of European businesses or of global businesses with a strong European presence, especially in Permira's preferred sectors: business services, chemicals, consumer, industrial products and services and technology. Typical deal size will be in the range of EUR100 million to EUR3 billion.

The second new fund commitment is a US$50 million commitment to The Japan Fund IV at its first close, which is expected in the coming months. The Japan Fund IV will invest predominantly in buy-out transactions in Japan across a range of industries and sectors.

Operating Review

It has been two years since we launched the fund advisory business within SVIIT and we are pleased with the progress to date.

The first six months of the year have been busy and productive. The business continues to meet its key milestones and is on track to build profit streams that will, over time, add incremental value to SVIIT.

Private Equity Products

The Schroder Private Equity Fund of Funds is now approximately 95% committed with 19 underlying funds in its portfolio, almost evenly split between Europe and the US and with an emphasis on buy-out rather than venture capital funds. The marketing of its successor fund, the Schroder Private Equity Fund of Funds II, continues, with a first closing expected in the fourth quarter of this year and a final closing next year.

Following shareholder approval at the AGM earlier this year, formal marketing of P123 has started with the target of raising EUR215 million from external investors. It is expected that P123 will close in the next two months and, at that time, SVIIT will transfer approximately EUR135 million of assets in Permira Europe I and II to P123. In return for these assets, SVIIT will have a 40% holding of the company. P123 will then make a substantial commitment to Permira Europe III. SVIIT's assets in Permira Europe I and II will be transferred at 30 June 2003 valuations, updated for any calls paid or distributions received and material changes since then. Based on these valuations, and updated for calls and distributions in July and August, the transfer of EUR135 million of assets would represent 22% of SVIIT's holdings in these funds. The transfer of these assets will not affect SVIIT's net asset value as, through its 40% holding in P123, it will maintain exposure to both a proportion of the Permira I and II assets and the new capital raised for P123.


Public Equity Products

You may recall that we wrote to shareholders last year outlining the establishment of a Public Equities Products team. The team has been established with the objective of delivering absolute returns for investors by investing in publicly quoted equities using a combination of private equity and value investing techniques. Two products have been launched to date: The SVIIT UK Focus Fund and the Strategic Recovery Fund. The SVIIT UK Focus Fund, a Dublin listed open-ended investment company, will invest in public quoted companies using a combination of private equity and value investing techniques. The Strategic Recovery Fund will invest in lowly valued publicly quoted companies that would benefit from strategic, management or operational change. The fund is advised by a board of successful industrialists and aims to work with the executive and non-executive directors of investee companies. It has been structured as a UK limited partnership and is scheduled to have a first close later this year. SVIIT has committed to invest a total of GBP15.0 million in these two products. Since June, GBP7.6 million of this commitment has been invested in the SVIIT UK Focus Fund.

Convertible Bond & Credit Facility

We believe that the current investment environment for private equity provides an excellent opportunity for SVIIT to make commitments to new private equity funds, which have the potential to provide for future net asset growth. In order to provide SVIIT with the maximum flexibility to capitalise on these opportunities the Company has increased its credit facility (which was un-drawn at 30 June 2003) with its bankers by 25% to EUR285 million and in May issued GBP40 million of subordinated convertible bonds. Since June, SVIIT has issued a further GBP9 million tranche of the same bonds, bringing the total size of this issue to GBP49 million. The bonds are listed on the London Stock Exchange and mature in 2013. They have a semi-annual coupon of 4.5% and convert into fully paid ordinary shares of SVIIT at a conversion price of 480p. These bonds are in addition to the GBP40 million of subordinated convertible bonds issued in November 2001 (which mature in 2011), bringing the total amount of subordinated convertible bonds in issue to GBP89 million.


Outlook

Recent months have seen renewed interest in investment markets, and whilst these markets remain fragile, they have improved somewhat from the lows of recent years. We remain cautiously optimistic that if this trend continues, the benefits should be reflected in the portfolio's valuation.

Over the longer-term private equity has outperformed public markets. Key to this out-performance is manager selection. SVIIT continues to outperform, reporting a compound growth in net asset value per share of 16.0% p.a. over five years, which compares to a 6.3% p.a. fall in the FTSE All-Share Index and 0.2% p.a. increase in the FTSE World Index.

Portfolio Review - June 2003


Summary

In the six months to 30 June 2003, SVIIT's net assets remained broadly in-line with December 2002 at GBP462.4 million, equivalent to 444.2p per share on a fully diluted basis (December 2002: GBP463.2 million - 445.8p per share fully diluted).

The portfolio is sensitive to currencies and despite the strong performance of the euro and some small write-ups, the valuation of the portfolio has also been affected by the weak US dollar over the period, and the write-down of Memec. Memec, which is US dollar denominated, has been written-down by GBP7.4 million, a result of lower comparable EBIT multiples and the negative impact of currency movements on the company's valuation.

On the whole, the portfolio of companies continued to perform well, in difficult economic and business conditions, particularly in the first quarter of 2003. Cash generation leading to reduced debt levels continues, despite overall flat earnings growth. This has resulted in many of the portfolio company valuations remaining stable, even though average EBIT multiples used to value the portfolio have decreased.

In the first half of 2003, SVIIT received distributions of GBP3.7 million, lower than in previous periods but not unexpected given the economic climate. Over the cycle, we expect the level of distributions to return to the norm as the economic environment stabilises.

On the investment side, total calls of GBP26.0 million were paid during the six-month period, significantly below the GBP122.7 million paid in the six months to December 2002. Due to the extensive and time intensive due-diligence process undertaken for buy-out transactions, this decreased level of completed transactions is not an indication of a reduction in deal-flow, and a number of large transactions were completed in the third quarter; namely, the directories business of SEAT Pagine Gialle, Holmes Place health clubs and the spectacle manufacturer, Rodenstock. Since June 2003, SVIIT has paid a further GBP68.2 million in calls.

The majority of the portfolio continues to be valued on an earnings basis (51%). Of the 51%, 12% has been written-down on an earnings basis, bringing the total percentage of the portfolio valued on a written-down basis to 22% (December 2002: 12%). The percentage of the portfolio held at cost has increased slightly to 31%, with the remainder of the portfolio valued on a quoted (5%) or third-party (3%) basis.

Given the low level of calls and distributions, the sector, geographical and stage profile of the portfolio remains largely unchanged.

The Twenty Largest Underlying Companies represent 75% of the portfolio (141 companies in total).

Fund Transactions

As noted above, a total of GBP26.0 million in calls were paid during the six-month period, funding six new and ten follow-on investments. The Twenty Largest Underlying Companies remains broadly unchanged with two new investments, Premiere and Silverlink. As a result, two companies no longer feature in the Twenty Largest Underlying Companies: Med-Eng and Betts. Med-Eng continues to perform well and is valued at a similar level to December 2002, at GBP5.8 million. Betts has been written-down by GBP1.2 million due to a slight decline in earnings and lower comparable EBIT multiples.

Premiere is the leading Pay-TV operator in Germany and Austria. It offers exclusive premium Pay-TV content including sports, movies and special interest packages on 23 channels as well as Pay-per-View. The company has roughly 2.6 million subscribers serving both satellite and cable households. SVIIT's share of the investment in this company is GBP18.3 million representing 4.0% of net assets.

After a further investment was made in the company earlier this year, Silverlink, the holding company for the Amanresorts (a group of high-end luxury resorts and spas), now features in the Twenty Largest Underlying Companies. At 30 June 2003, SVIIT's share of this investment was GBP13.1 million, representing 2.8% of net assets. Since June, GBP4.1 million has been repaid from the cost of this investment, reducing the value of SVIIT's holding in this company to GBP9.0 million.

Since 30 June 2003, there have been three major new investments made by funds in which SVIIT invests, all of which are likely to feature among SVIIT's Twenty Largest Underlying Companies at December 2003: the directories business of SEAT Pagine Gialle, Holmes Place and Rodenstock.

Through its commitment to Permira Europe II, SVIIT has invested in the telephone directories, directory assistance and business information operations of SEAT Pagine Gialle. The company has significant market share in Italy, the UK and Germany and is Italy's leading yellow pages and telephone directory publisher.

SVIIT's initial investment in this company is approximately GBP42 million. Following the completion of the public tender offer for the remaining ordinary share-capital of the company, SVIIT's total commitment to this investment could rise to approximately GBP68 million (dependent on the take-up of the public tender offer).

Holmes Place is one of Europe's leading premium health club operators with approximately 270,000 members across 61 clubs in the UK, Portugal, Switzerland, Spain, Germany and Austria. SVIIT's share of this investment is approximately GBP17 million.

Rodenstock is one of the world's leading manufacturers of spectacles. Headquartered in Munich, it supplies prescription eyewear and sunglasses. The company has almost 6,000 employees based in 18 countries and dedicated production sites in Germany, Thailand and the Czech Republic. SVIIT's share of the investment is approximately GBP8 million.

The effective closure of the IPO markets for new issues and the fact that many trade buyers are cash constrained has meant that, in general, the current rate of realisations by private equity funds has fallen. SVIIT has not been immune to this lack of activity, with the level of distributions in the first half falling to GBP3.7 million at a relatively low premium of 12% to December 2002 valuations. Since June, SVIIT has received further distributions of GBP7.8 million, GBP3.7 million from the sale of Palini & Bertoli and GBP4.1 million from the return of cost from Silverlink. Palini & Bertoli, a carbon steel plates manufacturing company, was sold at a 162% uplift to cost and 47% uplift to its December 2002 valuation. Since inception, SVIIT has recorded an uplift on realisations to previous valuations of approximately 46%. If public markets remain favourable, we expect further distributions during the current period.

With the exception of the write-down of Memec, the overall portfolio valuation has remained relatively unchanged.

The two most significant write-ups are TFL and Euro Dental. TFL is a supplier of specialty chemicals to the leather processing industry; and Euro Dental is a mail order house for dental consumables with predominant market share in Germany and Italy. Both companies are performing well and continue to increase earnings and pay down debt.



Company         30 June 2003    31 December 2002    Change in Period
                   Valuation           Valuation
                     GBP'000             GBP'000             GBP'000

TFL                   10,112               7,146               2,966
Euro Dental            9,152               7,050               2,102



The most significant write-down during the period was Memec, a global specialist semiconductor distributor. Memec has been written down by GBP7.4 million, a result of a combination of lower comparable EBIT multiples and the negative impact of the US dollar on the company's valuation. The company itself has repaid all of its acquisition bank debt and is in a good position to capitalise on any up-turn in the semiconductor cycle.



Company     30 June 2003    31 December 2002    Change in Period
               Valuation           Valuation
                 GBP'000             GBP'000             GBP'000

Memec             46,883              54,278             (7,395)



Valuation Basis (by Value)

The largest shift in the profile of the valuation basis is the increase in the percentage of the portfolio valued below cost (either written-down to cost or on an earnings basis) to 22%. This increase is almost entirely due to Memec.



                         30 June 2003    31 December 2002
                         % (by Value)        % (by Value)

Cost                              31                  28
P/E                                1                   2
EBIT                              38                  49
Written-down - EBIT               12                   1
Written-down                      10                  11
Third Party                        3                   4
Quoted                             5                   5
                                 ____                ____
                                 100                 100


(Under  British  Venture  Capital   Association  (BVCA)  valuation   guidelines,
investments are normally carried at cost, less a provision if appropriate, for at least the first 12 months after acquisition.)

On a 'like for like' basis the weighted average discounted EBIT multiple declined from 8.1 in December 2002 to 7.3. Including new entrants to this valuation category, the weighted discounted EBIT multiple decreased to 7.4 (December 2002: 8.1). The gross weighted average EBIT multiple also decreased to
10.3 (December 2002: 11.3). This average number is influenced by the higher than average multiple used for the valuation of semiconductor companies. The average discounted EBIT multiple for non-semiconductor companies was 5.9. The average discount applied to companies valued on an EBIT basis remained unchanged.

The discounted weighted average P/E multiple has increased to 9.0 (December 2002: 7.7) and the average discount applied to quoted investments was 17% (December 2002: 16%).

Geographical and Sector Distribution (by Value)

Neither the sector nor geographical weightings of the portfolio have changed significantly since December 2002.

Sector Analysis


                                 30 June 2003    31 December 2002
                                 % (by Value)        % (by Value)

Consumer                                   32                  31
Medical/health                             21                  21
Computer/other electronics                 18                  21
Chemicals                                  10                   9
Industrial products/services                9                  10
Other manufacturing                         4                   5
Other services                              5                   2
Construction                                1                   1
                                         ____                ____
                                          100                 100



The portfolio continues to be dominated by three main sectors; consumer (32%); medical/health (21%); and computers/other electronics (18%). Going forward, the new significant investments in SEAT Pagine Gialle, Holmes Place and Rodenstock will further increase the portfolio's weighting to the consumer sector.

Geographical Analysis



                                  30 June 2003    31 December 2002
                                  % (by Value)        % (by Value)

Multinational                               35                  37
Continental Europe                          24                  21
UK                                          19                  19
North America                               12                  14
Far East/Asia Pacific                       10                   9
                                          ____                ____
                                           100                 100



Multinational and Continental European companies continue to make up the majority of the portfolio (59%). The decline in the portfolio's weighting to North America is predominantly due to the weakness of the US dollar.

Portfolio Maturity

Whilst still low, the average age of the portfolio is maturing with 43% ofinvestments held for more than three years, 57% being held for under three years, and 27% held for under a year.

Investments in Companies (GBP million)
30 June 2003




Year*            W/Down      Cost      Earnings/    Quoted     Total
                                     Third Party
1992 & Prior         0.3                               7.9       8.2
1993                                                   1.0       1.0
1994                                         1.1                 1.1
1995                                         0.6       2.1       2.7
1996                 0.3                     4.4       0.1       4.8
1997                 0.1      0.1           32.1       0.8      33.1
1998                 0.7                    27.6       1.1      29.4
1999                 0.7      0.3           22.3      12.6      35.9
2000                49.5     12.9          121.3       2.8     186.5
2001                 0.6      8.5           68.0       0.3      77.4
2002                 0.1    121.1            5.3               126.5
2003                         19.9                               19.9

                 _______   _______       _______   _______   _______

                    52.3    162.8          282.7      28.7     526.5



Investments in Companies (GBP million)
31 December 2002



Year*             W/Down      Cost     Earnings/    Quoted    Total
                                     Third Party

1992 & Prior         0.2        -              -       8.4       8.6
1993                   -        -            0.2       1.2       1.4
1994                   -        -            0.9         -       0.9
1995                   -        -            0.6       1.8       2.4
1996                 1.6        -            5.7       0.1       7.4
1997                 0.9      2.1           23.0       0.7      26.7
1998                 1.9        -           25.7       1.2      28.8
1999                 1.4      0.8           19.1      10.4      31.7
2000                48.4     11.7          129.4       1.9     191.4
2001                 0.6     10.4           58.7       0.3      70.0
2002                   -    108.9              -         -     108.9

                 _______   _______       _______    _______   _______
                    55.0    133.9          263.3      26.0     478.2

* Year of original investment in underlying companies

Deal Type

SVIIT's portfolio continues to be biased toward Management Buy-Outs/Ins (78%), with limited exposure to early stage investing, almost entirely in life sciences. The slight increase in the portfolio's exposure to Development is due to the new investment in Premiere.



                         30 June 2003    31 December 2002
                                    %                   %

Early stage/Start-up                5                   4
Development                        17                  14
Buy-Outs/Ins                       78                  82
                                 ____                ____
                                  100                 100

Fund Commitments

At 30 June 2003, SVIIT had GBP280.4 million in uncalled commitments to eight funds (December 2002: GBP293.4 million to nine funds).

Since 30 June 2003, SVIIT has committed EUR400 million (GBP278.4 million*) to Permira's third pan-European buy-out fund, Permira Europe III, at the fund's first close. SVIIT is considering making a further commitment at the fund's final closing, which is expected in the coming months.

Permira Europe III's investment strategy will follow that of its predecessors, Permira Europe I and II. Permira Europe III will make leveraged and unleveraged acquisitions of European businesses or of global businesses with a strong European presence, especially in Permira's preferred sectors: business services, chemicals, consumer, industrial products and services and technology. Typical deal sizes will be in the range of EUR100 million to EUR3 billion.



Uncalled Fund Commitments        Amount              Amount               SVIIT
                                 Called            uncalled            Uncalled
                        (Local Currency)    (Local Currency)   commitment* GBPm


Permira Europe II              EUR492.7m          EUR257.3m               179.0
The Japan Venture Fund III   YEN2,962.6m          YEN487.4m                 2.5
Schroder Ventures Asia Pacific
  Fund                          US$73.7m           US$34.9m                21.1
Schroder Ventures US Fund       US$42.1m           US$31.1m                18.8
Schroder Canadian Buy-Out
 Fund II                         C$17.0m             C$0.9m                 0.4
Schroder Canadian Buy-Out
 Fund III                        C$14.0m            C$36.5m                16.3
Schroder Ventures
International Life Sciences
 Fund II                        US$77.6m            US$4.1m                 2.5
International Life Sciences
 Fund III                        US$9.4m           US$65.6m                39.8
                                                                         ______
Total                                                                  GBP280.4



*Based on exchange rates at 30 June 2003

In addition, SVIIT plans to commit US$50 million (GBP30.3 million*) to The Japan Fund IV at its first closing, which is scheduled for later this year. The Japan Fund IV will predominantly invest in buy-out transactions in Japan across a range of industries.

SVIIT's return on its holdings of Schroder Ventures and Permira funds is summarised below:


                                              Six-months to       Six-months to
                                               30 June 2003    31 December 2002
                                                       GBPm                GBPm
Opening Valuation                                     484.0              422.8
Calls Payable                                          26.0              122.7
Distributions Receivable                              (3.7)            (104.5)
                                                       ____              ____
                                                      506.3             441.0

Increase/ in Value of Portfolio                         2.2              43.0

Closing Portfolio                                     508.5             484.0



Cash & Marketable Securities

At 30 June 2003,  SVIIT's gross cash balance of GBP32.5 million  (December 2002:
GBP18.8 million) was held principally in money market funds, reflecting anticipated short-term cash flows.

Conclusion

SVIIT's portfolio of companies continues to perform well in difficult economic and business environments. Since June, whilst remaining fragile, markets have improved somewhat and if this trend continues it is expected that this will have a positive impact on the portfolio. SVIIT has reported a compound growth in net asset value per share of 16.0% p.a. over five years, which compares favourably to a 6.3% p.a. fall in the FTSE All-Share Index and 0.2% p.a. increase in the FTSE World Index.

Twenty Largest Underlying Companies


In the following pages, we show SVIIT's twenty largest investments by value as at 30 June 2003.


Travelodge & Little Chef (UK)

Company                           GBP000's

Cost                                56,468

Value                               60,271

Date of Acquisition               Dec 2002



Travelodge is the second largest operator in the UK budget hotel sectors, providing around 13,000 rooms in 227 hotels located around Britain. Little Chef is the largest roadside restaurant chain in Britain with approximately 400 outlets. The valuation basis is cost in fund currency; the holding represents 13.0% of net assets.



Memec (UK)

Company                           GBP000's

Cost                                51,837

Value                               46,883

Date of Acquisition               Oct 2000


Memec is a global specialist semiconductor distributor with operations in all of the world's key technology markets: Europe, the Americas, Japan and the Asia Pacific regions. The valuation basis is written-down on an EBITDA basis; the holding represents 10.1% of SVIIT's net assets.



Cognis (Germany)

Company                           GBP000's

Cost                                33,652

Value                               40,730

Date of Acquisition               Nov 2001


Cognis is a leading world-wide supplier of speciality chemicals which was carved out from Henkel in 1999. The three divisions of the Cognis Group - Oleochemicals, Care Chemicals and Organic Specialities - supply international manufacturers of detergents, cleaners and cosmetics, as well as other industrial customers. The valuation basis is EBITDA; the holding represents 8.8% of SVIIT's net assets.



Ferretti (Italy)

Company                          GBP000's

Cost                               35,381

Value                              39,398

Date of Acquisition              Nov 2002



Ferretti was originally acquired by funds advised by Permira in 1998 and floated on the Milan Stock Exchange in June 2000. At flotation Permira sold the majority of its interest in Ferretti and has since sold its remaining holding. Since 1998 the Ferretti Group has grown organically and through acquisitions and is currently Europe's largest builder of luxury motor yachts. The valuation basis is cost in fund currency; the holding represents 8.5% of SVIIT's net assets.


Sirona Dental Systems Group (Germany)

Company                          GBP000's

Cost                               20,266

Value                              26,884

Date of Acquisition              Nov 1997


Sirona is a manufacturer of professional dental equipment with its own distribution network. The company is a total system provider of dental equipment and is recognised globally for providing high quality, technologically superior products covering nearly the entire product range for the dental practice. The valuation basis is EBIT; the holding represents 5.8% of SVIIT's net assets.





Hogg Robinson (UK)

Company                            GBP000's

Cost                                 24,154

Value                                26,582

Date of Acquisition               June 2000


Hogg Robinson is a services company comprising two principal activities: international business travel and outsourced employee benefit services. The company's travel operations include corporate travel management and e-commerce. The employee benefit services comprise benefit consulting, administration and payment processing. The valuation basis is EBITDA; the holding represents 5.7% of SVIIT's net assets.




Takko (Germany)

Company                           GBP000's

Cost                                18,563

Value                               21,458

Date of Acquisition               Mar 2000


Takko is a retailer of fashionable "value for money" clothing targeting the young family and women aged between 25 and 40. It runs over 520 stores in Germany and Austria. The valuation basis is EBIT; the holding represents 4.6% of SVIIT's net assets.



Premiere (Germany)


Company                            GBP000's

Cost                                 17,562

Value                                18,313

Date of Acquisition           February 2003



Premiere is the only visible Pay-TV operator in Germany and Austria. It offers exclusive premium Pay-TV content including sports, movies and special interest packages on 23 channels as well as Pay-per-View. The company has roughly 2.6 million subscribers serving both satellite and cable households. The valuation basis is cost in fund currency; the holding represents 4.0% of SVIIT's net assets.


austriamicrosystems (formerly AMS) (Austria)

Company                         GBP000's

Cost                              36,192

Value                             17,150

Date of Acquisition            June 2000

Austriamicrosystems designs, manufactures and sells semiconductor speciality products, focusing on analogue and mixed signal ASICS (Application - Specific Integrated Circuits). The company serves the wireless communications, industrial and automotive end-customer markets. The valuation basis is write-down; the holding represents 3.7% of SVIIT's net assets.


Leica Microsystems (Germany)

Company                          GBP000's

Cost                               11,849

Value                              13,879

Date of Acquisition              Mar 1998

Leica manufactures and supplies microscopes and related equipment for the healthcare, research and semiconductor industries. The company has leading positions in most of its markets and a strong track record in product innovation. The valuation basis is EBITDA; the holding represents 3.0% of SVIIT's net assets.



 Silverlink Holdings (Asia)

 Company                          GBP000's

 Cost                               13,604

 Value                              13,117

 Date of Acquisition         December 2002



Silverlink Holdings is the holding company for Amanresorts, which own and operate a group of high-end luxury resorts and spas. Amanresorts opened its flagship resort, Amanpuri in Phuket, Thailand in 1988 and has since added 12 hotels in Indonesia, the Philippines, France, North Africa, Mexico, the United States and French Polynesia. It now owns and/or manages 13 resorts with a number of them being regularly voted amongst the top ten hotels worldwide. The valuation basis is cost in fund currency; the holding represents 2.8% of SVIIT's net assets.



Grammer (Germany)

Company                           GBP000's

Cost                                 9,250

Value                               10,738

Date of Acquisition              June 2001


Grammer  supplies  seating  equipment  to  the   automotive/commercial   vehicle
industry. The company serves three different segments of the automotive/commercial vehicle industry: automotive equipment (mainly seating utilities), commercial vehicle driver seats and commercial vehicle passenger seats. The valuation basis is EBITDA; the holding represents 2.3% of net assets.


Kiekert (Germany)

Company                           GBP000's

Cost                                14,545

Value                               10,595

Date of Acquisition              Sept 2000


Kiekert produces complete systems for all devices that open, close, lock and unlock cars and has operated in this market since 1920. Products include highly integrated system locks as well as complex door modules. The valuation basis is write-down; the holding represents 2.3% of SVIIT's net assets.



EEMS (Italy)

Company                         GBP000's
Cost                               1,759

Value                             10,215

Date of Acquisition             May 1999


EEMS performs assembly and test services for DRAM and Flash memory chip manufacturers. It also assembles memory modules, which are used in PCs, telecoms and the automotive industry. The valuation basis is EBITDA; the holding represents 2.2% of SVIIT's net assets.


TFL (Germany)

Company                        GBP000's
Cost                              5,582

Value                            10,112

Date of Acquisition          March 2001


TFL is a supplier of specialty chemical to the leather processing industry. TFL has postioned itself as a supplier of the full product range for all stages of the leather production process, providing a single source for its customers (predominantly tanneries). The valuation basis is EBITDA; the holding represents 2.2% of SVIIT's net assets.




Euro Dental (Germany)

Company                      GBP000's

Cost                            3,684

Value                           9,152

Date of Acquisition          Jan 2000


Euro Dental is a leading mail order house for dental consumables in Germany. The company has two subsidiaries, Krugg, the market leading distributor of dental consumables in Italy and a small start-up company called Dentranet, which is aimed at exploiting e-commerce opportunities in the German dental consumables market. The valuation basis is EBIT; the holding represents 2.0% of SVIIT's net assets.


AP Plasman (Canada)

Company                       GBP000's

Cost                            11,102

Value                            7,875

Date of Acquisition          Sept 2000


AP Plasman is an integrated group of five companies providing moulds and plastic components in addition to the painting and finishing of parts, primarily for the automotive industry. The valuation basis is write-down; the holding represents 1.7% of SVIIT's net assets.



Parkway Holdings (Singapore)

Company                       GBP000's

Cost                            19,700

Value                            7,721

Date of Acquisition           Dec 1999

Parkway is a private healthcare provider in Singapore with an established network of hospitals and clinics in Malaysia, Indonesia and India. The company has the region's best known brand name and a reputation for technological leadership. The valuation basis is quoted; the holding represents 1.7% of SVIIT's net assets.



Mesa Communications (USA)

Company                       GBP'000's

Cost                              8,766

Value                             7,072

Date of Acquisition            Mar 2000

Mesa is an independent owner and manager of wireless communication towers, growing aggressively through acquisition and development in the US. The valuation basis is write-down; the holding represents 1.5% of SVIIT's net assets.



Washtec (Germany)

Company                       GBP000's
Cost                             5,939

Value                            6,575

Date of Acquisition           Feb 1998

Washtec was formed from the merger of California Kleindienst and Wesumat, and manufactures car wash equipment. Permira funds had previously invested in California Kleindienst. The valuation basis is quoted; the holding represents 1.4% of SVIIT's net assets.


                                                 Schroder Ventures International Investment Trust plc
                                                                    Unaudited Results

                                                         CONSOLIDATED STATEMENT OF TOTAL RETURN
                                                           (incorporating the Revenue Account)






                                         For the six months ended                   For the six months ended
                                               30 June 2003                             31 December 2002
                                            Revenue    Capital      Total             Revenue     Capital       Total
                                            GBP'000    GBP'000    GBP'000             GBP'000     GBP'000     GBP'000

  Realised gains on investments                   -         88         88                   -      57,997      57,997
  Unrealised gains/(losses) on
  investments                                     -      1,780      1,780                   -    (15,420)    (15,420)

  Gains on investments                            -      1,868      1,868                   -      42,577      42,577
  Exchange losses on current
  assets/liabilities                              -       (45)       (45)                   -       (901)       (901)
  Exchange gains/(losses) on
  currency balances                             208      (288)       (80)                (17)         591         574
  Income                                      2,610          -      2,610               3,385           -       3,385
  Expenses                                  (3,669)          -    (3,669)             (4,065)           -     (4,065)

  Net (deficit)/return before
  finance costs and taxation                  (851)      1,535        684               (697)      42,267      41,570
  Interest payable and similar
  charges                                   (2,071)          -    (2,071)             (1,523)           -     (1,523)

  Net (deficit)/return on
  ordinary activities before
  taxation                                  (2,922)      1,535    (1,387)             (2,220)      42,267      40,047
  Tax on ordinary activities                    128          -        128                  36           -          36

  (Deficit)/return on ordinary
  activities after taxation                 (2,794)      1,535    (1,259)             (2,184)      42,267      40,083
  Minority interest - equity                      -       (16)       (16)                 (1)          23          22

  (Deficit)/return on ordinary
  activities after tax and
  minority interest
  attributable
  to equity shareholders                    (2,794)      1,519    (1,275)             (2,185)      42,290      40,105
  Dividends                                       -          -          -                   -           -           -

  (Deficit)/return on ordinary
  activities                                (2,794)      1,519    (1,275)             (2,185)      42,290      40,105
  (Deficit)/return
  per ordinary share                        (2.73)p      1.48p    (1.25)p             (2.14)p      41.35p      39.21p


The revenue column of this statement is the Group's profit and loss account. All revenue and capital items in the above statement derive from continuing operations. No operations were discontinued in the six months.



                                               Schroder Ventures International Investment Trust plc
                                                                  Unaudited Results

                                                         COMPANY STATEMENT OF TOTAL RETURN
                                                        (incorporating the Revenue Account)





                                         For the six months ended                   For the six months ended
                                               30 June 2003                             31 December 2002
                                            Revenue    Capital      Total             Revenue     Capital       Total
                                            GBP'000    GBP'000    GBP'000             GBP'000     GBP'000     GBP'000

  Realised (losses)/gains on
  investments                                     -      (181)      (181)                   -      57,969      57,969
  Unrealised gains/(losses) on
  investments                                     -      2,030      2,030                   -    (15,300)    (15,300)

  Gains on investments                            -      1,849      1,849                   -      42,669      42,669
  Exchange losses on current                                                                -
  assets/liabilities                              -       (45)       (45)                           (901)       (901)
  Exchange (losses)/gains on
  currency balances                               -      (278)      (278)                   -         629         629
  Income                                        724          -        724                 521           -         521
  Expenses                                    (448)          -      (448)               (755)           -       (755)

  Net return/(deficit) before
  Finance costs and taxation                    276      1,526      1,802               (234)      42,397      42,163
  Interest payable and similar
  charges                                   (2,071)          -    (2,071)             (1,522)           -     (1,522)

  Net (deficit)/return on
  ordinary activities before
  taxation                                  (1,795)      1,526      (269)             (1,756)      42,397      40,641
  Tax on ordinary activities                    130          -        130                 (1)           -         (1)

  (Deficit)/return on ordinary
  activities after taxation                 (1,665)      1,526      (139)             (1,757)      42,397      40,640
  Dividends                                       -          -          -                   -           -           -

  (Deficit)/return on ordinary
  activities                                (1,665)      1,526      (139)             (1,757)      42,397      40,640

  (Deficit)/return
  per ordinary share                        (1.63)p      1.49p    (0.14)p             (1.72)p      41.46p      39.74p


The revenue column of this statement is the Company's profit and loss account. All revenue and capital items in the above statement derive from continuing operations. No operations were discontinued in the six months.


                                                    Schroder Ventures International Investment Trust plc
                                                                      Unaudited Results

                                                                        BALANCE SHEETS


                                                              30 June 2003                     31 December 2002
                                                           Group    Company                          Group    Company
                                                         GBP'000    GBP'000                        GBP'000    GBP'000

  Tangible fixed assets                                      236          -                            282          -

                                                             236          -                            282          -

  Fixed asset investments
  Funds and co-investments                               508,509    482,718                        483,959    459,043
  Listed UK equities                                         497        497                              -          -
  Money market instruments                                26,811     26,811                         13,911     13,911
  Investment in subsidiaries                                   -     30,620                              -     28,920

                                                         535,817    540,646                        497,870    501,874

  Current assets
  Debtors                                                  4,280      3,292                          4,490      1,364
  Cash at bank                                             5,700      1,501                          4,887      1,031

                                                           9,980      4,793                          9,377      2,395

  Current liabilities
  Creditors: amounts falling due
  within one year                                          4,758      2,829                          4,783        817

  Net current assets/(liabilities)                         5,222      1,964                          4,594      1,578

  Total assets less current                              541,275    542,610                        502,746    503,452
  liabilities
  Creditors: amounts falling due
  after one year                                          78,499     78,008                         39,201     39,201
  Minority interest - non-equity                             100          -                            100          -
  Minority interest - equity                                 269          -                            253          -

  Net assets                                             462,407    464,602                        463,192    464,251
  Capital and reserves
  Called up share capital                                102,391    102,391                        102,266    102,266
  Share premium account                                    7,818      7,818                          7,453      7,453
  Capital redemption reserve                               3,204      3,204                          3,204      3,204
  Share purchase reserve                                  92,054     92,054                         92,054     92,054
  Capital reserve                                        260,514    260,606                        258,995    259,080
  Revenue reserve                                        (3,574)    (1,471)                          (780)        194

  Equity shareholders' funds                             462,407    464,602                        463,192    464,251

  Net asset value per ordinary share
  - undiluted                                             451.6p     453.8p                         452.9p     454.0p

  Net asset value per ordinary share
  - diluted                                               444.2p     446.1p                         445.8p     446.7p


                                Schroder Ventures International Investment Trust plc
                                                   Unaudited Results

                                              CONSOLIDATED CASHFLOW STATEMENT




                                                                For the six         For the six
                                                               months ended        months ended
                                                               30 June 2003    31 December 2002
                                                                    GBP'000             GBP'000

Operating activities
Investment income                                                       493                 440
Interest received                                                       135                 228
Investment advisory fee income received                               2,605               1,857
Administrative expenses paid                                        (5,094)             (2,433)

Net cash (outflow)/inflow from operating activities                 (1,861)                  92

Return on investments and servicing of finance
Interest paid                                                             -             (1,801)
Loan facility finance costs                                         (1,221)               (634)

Net cash outflow from investments and servicing of finance          (1,221)             (2,435)

Taxation
UK tax recovered/(paid)                                                  60                (24)
Overseas tax recovered                                                    2                   -

Total tax recovered/(paid)                                               62                (24)

Capital expenditure and financial investment
Purchase of money market instruments                               (44,711)           (127,797)
Purchase of tangible fixed assets                                       (5)                (34)
Purchase of UK listed equities                                        (395)                   -
Sale of money market instruments                                     31,342             144,494
Calls paid and secondary units purchased                           (26,029)           (122,677)
Capital distributions received                                        3,714             104,510

Net cash outflow from capital expenditure
and financial investment                                           (36,084)             (1,504)

Equity dividends paid
Dividends                                                                 -                   -

Total dividends paid                                                      -                   -

Financing
Drawdown from loan facility                                               -              25,110
Repayment of loan facility                                                -            (26,011)
Proceeds from convertible bond issue                                 40,000                   -
Issue costs of convertible bonds                                        (3)               (218)

Net cash inflow/(outflow) from financing                             39,997             (1,119)

Net cash inflow/(outflow)                                               893             (4,990)

Reconciliation of net cash flow to movement in net debt
Increase/(decrease) in cash during the period                           893             (4,990)
Exchange (loss)/gain on currency balances                              (80)                 574
Increase in convertible bonds in issue                             (38,807)                (49)

Change in net debt                                                 (37,994)             (4,465)
Net debt at the beginning of the period                            (34,314)            (29,849)

Net debt at the end of the period                                  (72,308)            (34,314)

Notes:


1.   Audit Status


     The above financial information is unaudited and does not amount to statutory accounts under Section 240 of the Companies Act 1985 (as amended). The information given as comparative figures for the six months ended 31 December 2002 does not constitute the Company's statutory accounts for that financial period. Statutory accounts for the six months ended 31 December 2002 have been reported on by the Company's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under Section 237(2) or (3) of the Companies Act 1985.

     This announcement is prepared on the basis of the accounting policies as set out in the most recent published set of annual financial statements.

     This  statement  was approved by the Board of Directors on 1 September
     2003.


2.   Dividend


     No dividend has been declared in respect of the 6 months ended 30 June
     2003.


3.   Diluted NAV


     At 30 June 2003, the diluted NAV's are 444.2p for the Group and 446.1p for the Company. The diluted NAV calculations assume that share options with a strike price lower than the undiluted NAV are exercised at the balance sheet date, resulting in the issue of 5,451,530 ordinary shares for consideration of GBP21,096,398. In addition, the GBP39.5m 2011 convertible bonds are assumed to convert at the balance sheet date at an exercise price of 399p into 9,899,749 ordinary shares. There is no dilution in respect of the GBP40m 2013 convertible bonds as their exercise price, 480p, exceeds the undiluted NAV.


4.   Interim Report & Accounts


     Copies of the report and accounts will be circulated to shareholders in September 2003, and from the date of release may also be obtained from the Registered Office of the Company at 31 Gresham Street, London, EC2V 7QA.

For immediate release 8 August 2003



          Schroder Ventures International Investment Trust plc (SVIIT)

  Issue of a further GBP3 million 4.5 % Subordinated Convertible Bonds due 2013



SVIIT has issued a further GBP3 million in principal amount of 4.5% Subordinated Convertible Bonds due 2013. Once listed on the official list maintained by the UK Listing Authority and admitted to trading on the London Stock Exchange plc's market for listed securities, these bonds will be fungible with SVIIT's previous issues of 4.5% Subordinated Convertible Bonds due 2013, bringing the total outstanding principal amount of these bonds to GBP49 million.

The bonds have an annual coupon of 4.5% and are convertible into fully paid ordinary shares of SVIIT at a conversion price of 480p.



For further information, please contact:


Schroder Ventures International Investment Trust plc
Alice Todhunter                                      020 7010 8925

                                                                 15 August 2003


SUBSTANTIAL SHARE INTEREST NOTIFICATION


The Company was notified on 14 August 2003 that Schroder Investment Management Limited, who is managing on a discretionary basis investment portfolios for clients or unit trusts operated by an affiliated company, Schroder Unit Trusts Limited, has an interest in the Company amounting to 17,598,309 ordinary shares of GBP1 each, being 17.187% of the 102,391,012 shares in issue.

The notification also advised that Schroders plc, Schroder Investment Management Limited's holding company, which is treated as having an interest in all of the above shares under the Companies Act by virtue of its ownership of Schroder Investment Management Limited, holds a beneficial interest in 7,113,449 ordinary shares of GBP1 each, being 6.948% of the 102,391,012 shares in issue.

The dates of the transactions were not disclosed.



Enquiries:

John Spedding
Schroder Investment Management Limited
Tel: 020 7658 3206




SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                 SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC


Date:  11 September 2003


                                  By:/s/John Spedding
                                        John Spedding
                                        Company Secretary
                                        For and on behalf of Schroder Investment
                                        Management Limited, Secretaries